EXHIBIT 99.C
THE REPUBLIC OF SOUTH AFRICA BUDGET REVIEW 2009

1

Budget Review
2009

Budget Review
2009
National Treasury
Republic of South Africa
11 February 2009

ISBN: 978-0-621-38385-0
RP: 02/2009
The 2009 Budget Review is compiled with the latest available information from departmental and other sources. Some of this information is unaudited or subject to revision.
Published by the National Treasury.
To obtain copies please contact:
Communications Directorate
National Treasury
Private Bag X115
Pretoria
0001
South Africa
Tel: +27 12 315 5518
Fax: +27 12 315 5126
The 2009 Budget Review is also available on www.treasury.gov.za
Printed by FormeSet Printers Cape (Pty) Ltd

Foreword
To appreciate the evolution of South Africa’s public finances, consider the difference that 11 years can make. Tabling a budget in midst of the 1998 Asian crisis was difficult. Producing the 2009 Budget during the present global financial and economic crisis has been tougher, but for a different set of reasons.
The 1998 crisis was of a smaller magnitude, but we had to cut budgets. In responding to the current crisis, government is able to increase spending on crucial social programmes, help state-owned enterprises to finance their capital investment plans, and grow investment in our future by boosting allocations to education and rural development. While we have had to make some reductions in lower-priority areas, this is an expansionary budget.
We are able to respond in a way that cushions the poor from the worst effects of the economic slowdown and supports long-term growth because, over the past 15 years, we have managed our public finances in a sound manner. Tough decisions taken more than a decade ago are now bearing fruit.
This budget has, however, been challenging. Revenue growth is slowing. Access to global capital markets is prohibitively expensive and the demands on the fiscus are greater than ever before. The world economy, on which we rely for capital and export markets, is likely to get worse before it gets better. The international outlook is clouded by uncertainty.
These are difficult circumstances indeed. We will, however, continue to ensure that the public finances are well managed to meet South Africa’s current and future needs.
This is the earliest date that a budget has been tabled in any year since 1994. Given uncertainty in the economic data, government’s propensity to take decisions as late as possible, and the fact that there is no room for error, all those involved in this budget process have endured frayed nerves, late nights and lots of coffee — even more than usual. National Treasury staff have performed admirably in ensuring that we have a high-quality budget produced on time. They do this for little reward other than the comfort of the knowledge that they are making a contribution to the development of their country.
I would like to thank my colleagues in national departments and in the provinces for their cooperation and diligence, and to apologise to them for the harsh words uttered in the heat of debate over this year’s allocations.
The longevity of the Minister of Finance has not dimmed his ability to raise the bar for performance, wanting more information presented in a better way. Nor has it stopped him from peddling long manuscripts from obscure philosophers and economists when we have little time to sleep, let alone read. Thanks also to the new Deputy Minister, who has certainly had a baptism of fire. Without their guidance and leadership, we would not have got through these difficult months.
Lesetja Kganyago

Director-General: National Treasury

2009 BUDGET REVIEW
Towards a greener budget
Last year the National Treasury began assessing the direct environmental impact of the budget processes. This is in keeping with the belief that we all have a responsibility to help protect our environment and our planet for future generations.
The National Treasury has attempted to quantify how much carbon dioxide (CO2) we produce, and how much paper we consume, in the production of the national budget. We only recorded this consumption between 1 January and 11 February 2009. A comprehensive exercise would have required a longer time horizon and the inclusion of more data.
The three indicators relate to the CO2 emissions produced by travel, the amount of paper that National Treasury officials used in their offices during the period and the amount of paper needed to produce the various budget publications.
The tables below show that the National Treasury is decreasing the environmental impact of the main activities of the budget process.
TRANSPORT

CO2 reduction
			CO2	(2008
Method	Trips	Distance	emissions	comparison)

Flights 2008	67 (2-hour return flights)	227 800 km	29 614/kg	3 094/kg
Flights 2009	60 (2-hour return flights)	204 000 km	26 520/kg
Car trips 2008	270 car or shuttles hired	38 800 km	8 554/kg	150/kg
Car trips	270 car or shuttles hired	38 200 km	8 404/kg
2009
TOTAL				3 244/kg
PRINTING
Budget documents are printed on paper stock called Triple Green, manufactured in accordance with three environmental standards: 60% sugar cane fibre, chlorine-free and sustainable afforestation.

			Trees saved
			(2008
Method	Paper in weight	Trees	comparison)

Paper used internally 2008	255 reams or 636kg	18	1.5
Paper used internally 2009	230 reams or 575kg	16.5
Paper used to produce the budget documents 2008	36 000 kg	708	118
Paper used to produce the budget documents 2009	30 000 kg	590
TOTAL			119.5
The National Treasury has also employed energy-saving measures at its offices to reduce electricity consumption. We have managed to reduce the electricity used during budget period by 201 mW (from 924 mW in 2008 to 720 mW in 2009).

CONTENTS
Contents

Chapter 1	A time of crisis, a window of opportunity	1
	A turning point in the world economy	1
	Fifteen years: progress and challenges	8
	Overview of the 2009 Budget	12
	Conclusion	18
	Other budget documentation	18

Chapter 2	Economic policy and outlook	19
	Introduction and overview	19
	Global developments	26
	Balance of payments	27
	Real output trends	31
	Employment and remuneration	35
	Domestic expenditure	37
	Conclusion	40

Chapter 3	Fiscal policy	41
	Overview	41
	The fiscal outlook	43
	The budget framework	49
	Public sector borrowing requirement	54

Chapter 4	Revenue trends and tax proposals	55
	Overview	55
	National budget revenue - revised estimates	57
	Overview of tax proposals	60
	Other measures under review	69

Chapter 5	Asset and liability management	71
	Overview	71
	Developments in South Africa’s debt markets	73
	Borrowing requirement	76
	Financing the borrowing requirement	77
	Government’s debt portfolio	81
	Provisions and contingent liabilities	83
	State debt cost	84

v

2009 BUDGET REVIEW

	Asset management	85

Chapter 6	Social security	87
	Poverty reduction and social protection	87
	Social assistance	89
	Social security funds	92
	Social security and retirement reform	94

Chapter 7	Medium-term priorities and public service delivery	97
	Key spending trends and budget priorities	97
	Consolidated expenditure and revised estimates	100
	Proposed revisions to expenditure plans	101
	Cross-cutting policy priorities	103
	Social services	104
	Justice and protection services	106
	Economic services	107
	Governance and administration	111

Chapter 8	Division of revenue and intergovernmental transfers	113
	Introduction	113
	Overview of the division of revenue	114
	Revisions to the provincial budget framework	115
	Consolidated provincial budget estimates	120
	Local government budget framework revisions	121

Annexure A	Glossary	127

Annexure B	Statistical tables	141

Annexure C	Summary of additional tax proposals for 2009/10	175

Annexure D	Summary of the national budget	187
A note on annexures
In addition to the items above, two annexures are published on the website of the National Treasury (www.treasury.gov.za) along with the full 2009 Budget Review. These are:
•	Annexure W1: Explanatory memorandum to the division of revenue
•	Annexure W2: Structure of the government accounts

CONTENTS
Tables

Table 1.1 Export and import performance, selected emerging markets	7

Table 1.2 Access to basic household services	8

Table 1.3 Macroeconomic overview	12

Table 1.4 Consolidated government budget	13

Table 1.5 Projected state debt and debt costs of national government	15

Table 1.6 Consolidated expenditure	17

Table 1.7 Division of revenue	17

Table 2.1 Macroeconomic projections, 2005 - 2011	21

Table 2.2 Macroeconomic projections, 2007/08 - 2011/12	21

Table 2.3 Annual percentage change in GDP and consumer price inflation, selected regions/countries, 2008 - 2010	26

Table 2.4 Summary of South Africa’s balance of payment, 2004 - 2008	28

Table 2.5 South Africa’s imports, exports and trade balances, 2008	29

Table 2.6 Employment in the formal non-agricultural sectors, September 2008	36

Table 2.7 Weighted contribution to domestic final demand, 2000 - 2008	37

Table 3.1 Public sector infrastructure expenditure and estimates, 2005/06 - 2011/12	45

Table 3.2 Consolidated government budget, 2005/06 - 2011/12	49

Table 3.3 Revised estimates of main budget revenue and expenditure, 2007/08 - 2008/09	51

Table 3.4 Main budget medium-term estimates, 2009/10 - 2011/12	52

Table 3.5 Consolidated accounts of general government, 2007/08	53

Table 4.1 Consolidated national revenue, 2007/08 - 2011/12	57

Table 4.2 Main budget estimates and revenue outcome, 2007/08 and 2008/09	58

Table 4.3 Estimates of revenue before tax proposals, 2009/10	59

Table 4.4 Main budget revenue, 2005/06 - 2011/12	60

Table 4.5 Summary effects of tax proposals, 2009/10	61

Table 4.6 Personal income tax rate and bracket adjustments, 2008/09 and 2009/10	62

Table 4.7 Changes in specific excise duties, 2009/10	68

Table 5.1 Turnover in domestic bonds, 2006 - 2008	75

Table 5.2 Net borrowing requirement, 2007/08 - 2011/12	76

Table 5.3 Financing of net borrowing requirement, 2007/08 - 2011/12	77

Table 5.4 Domestic bond switch programme, 2008/09	78

Table 5.5 Loan redemptions, 2007/08 - 2011/12	78

Table 5.6 Domestic long-term market loan issuance, 2008/09	79

Table 5.7 Total government debt, 2005/06 - 2011/12	81

2009 BUDGET REVIEW

Table 5.8 Maturity distribution of domestic marketable bonds, 2006/07 - 2008/09	82

Table 5.9 Composition of domestic debt by instrument, 2005/06 - 2008/09	83

Table 5.10 Composition of provisions and contingent liabilities, 2005/06 - 2007/08	84

Table 5.11 State debt cost, 2007/08 - 2011/12	84

Table 6.1 Selected key social indicators, 2004 - 2008	88

Table 6.2 Social grants expenditure as a percentage of GDP, 2005/06 - 20011/12	90

Table 6.3 Social grants beneficiary numbers by type of grant and by province, 2005 to 2009	90

Table 6.4 Social grants expenditure numbers by type of grant and province, 2005/06 - 2011/12	91

Table 6.5 Social security funds, 2005/06 - 20011/12	92

Table 6.6 Unemployment Insurance Fund benefits and recipient numbers, 2005/06 - 2011/12	93

Table 7.1 Consolidated government expenditure by function, 2008/09 - 2011/12	101

Table 7.2 2009 Budget priorities — additional MTEF allocations, 2009/10 - 2011/12	102

Table 7.3 Social services: expenditure by vote, 2005/06 - 2011/12	106

Table 7.4 Justice and protection services: expenditure by vote, 2005/06 - 2011/12	107

Table 7.5 Economic services and infrastructure: expenditure by vote, 2005/06 - 2011/12	110

Table 7.6 Central government administration: expenditure by vote, 2005/06 - 2011/12	112

Table 8.1 Division of nationally raised revenue, 2005/06 - 2011/12	115

Table 8.2 Total transfers to provinces, 2007/08 - 2011/12	116

Table 8.3 Provincial equitable shares, 2007/08 - 2011/12	117

Table 8.4 Revision to provincial conditional grants allocation, 2009/10 - 2011/12	118

Table 8.5 Conditional grants to provinces, 2008/09 - 2011/12	119

Table 8.6 Consolidated provincial expenditure by function, 2005/06 - 2011/12	120

Table 8.7 Transfers to local government: revisions to baseline, 2009/10 - 2011/12	122

Table 8.8 National transfers to local government, 2005/06 - 2011/12	123

Table 8.9 Infrastructure transfers to local government, 2005/06 - 2011/12	124

Table 8.10 Capacity building and other current transfers to local government, 2005/06 - 2011/12	126

CONTENTS
Figures

Figure 2.1 GDP growth, selected countries and regions, 2008 - 2009	20

Figure 2.2 Portfolio investment and foreign dividend payments, 1996 - 2008	28

Figure 2.3 South Africa’s gross external debt, 2002 - 2008	30

Figure 2.4 Nominal and real effective rand indices, 1994 - 2008	31

Figure 2.5 Growth in real value added by sector, 2007 - 2008	32

Figure 2.6 Production indices for total mining and manufacturing, 2000 - 2008	33

Figure 2.7 Investment in construction works and buildings, 1998 - 2008	34

Figure 2.8 Labour market trends, 2001 - 2008	36

Figure 2.9 Weighted contributions to total fixed investment growth, 2001 - 2008	38

Figure 2.10 Growth in private-sector credit extension components, 1998 - 2008	39

Figure 2.11 Contributions to CPIX inflation, 2000 - 2008	39

Figure 3.1 Capital spending as a percentage of consolidated government expenditure 2000/01 - 2011/12	42

Figure 3.2 Gross fixed capital formation by the public sector, 1991 - 2011	44

Figure 3.3 General government consumption expenditure, 1991 - 2011	45

Figure 3.4 Government transfers to households, 1992 - 2011	46

Figure 3.5 Total net loan debt as a percentage of GDP, 1989/90 - 2011/12	47

Figure 3.6 Public sector borrowing requirement as a percentage of GDP, 2005/06 - 2011/12	47

Figure 3.7 Primary balance of national government, 1996/97 - 2011/12	48

Figure 3.8 The current balance and general government savings, 1991/92 - 2011/12	48

Figure 3.9 Main budget and structural budget balances, 2000/01 - 2011/12	52

Figure 5.1 State debt cost, 1997/98 - 2011/12	72

Figure 5.2 Government bond yields, 2007 - 2009	73

Figure 5.3 Turnover on Bond Exchange of South Africa, 1995 - 2008	74

Figure 5.4 Performance of US$1 billion 2022 RSA global bond, January 2008 - January 2009	76

Figure 5.5 Projected monthly gross surplus/deficit before borrowing, 2009/10	81

Figure 7.1 Key spending and service delivery trends, 1999 - 2007	98

Figure 8.1 Household access to municipal services and local government fixed investment, 1995 - 2006	114

2009 BUDGET REVIEW
This page has been left blank intentionally.

x

1
A time of crisis, a window of opportunity
•	The scope of the present global crisis — the most serious financial and economic contraction since the 1930s — presents all countries with new challenges. Although the medium-term growth outlook is poor, South Africa has made the right choices over the past decade, creating the room for a bold response now. The 2009 Budget advances a series of policy measures to enable South Africa to respond to the changed economic environment and construct a more robust platform for growth once the world economy recovers.
•	Government’s sound fiscal and monetary policies have reduced but not eliminated the country’s exposure to the international downturn. Following six years of strong performance, GDP growth is expected to slow sharply to 1.2 per cent in 2009. While some factors point towards an incipient recovery in global growth towards the end of the year, the outlook is highly uncertain.
•	Over the period ahead government is committed to strengthening the economic foundation required for accelerated long-term growth by extending the public-sector infrastructure programme. The fiscal stance provides for sustained growth in public expenditure to cushion the economy and reinforce the social safety net for the poor, while ensuring that debt incurred to finance the country’s priorities is kept at sustainable levels now and in future.
A turning point in the world economy
Introduction
The world is in the midst of a deep and synchronised economic slowdown
The impact of the global financial crisis on the world economy has been more severe than anticipated, and the deteriorating international environment significantly affects South Africa’s growth prospects. In economic terms, the period ahead will be the most challenging yet faced by South Africa’s democracy.

2009 BUDGET REVIEW
Economic growth is projected to slow to 1.2 per cent of GDP in 2009
Domestic GDP growth is projected to slow to 1.2 per cent in 2009 from an estimated 3.1 per cent in 2008. The period of slower growth ahead is likely to be characterised by rising unemployment, declining business profitability and the closure of some companies. While policy responses to the crisis will reduce the impact on poor and marginalised communities, economic conditions will be difficult for some time.
Government will sustain strong growth in public spending
Slowing economic growth has put pressure on government revenues and reduced the fiscal space for increased expenditure. However, as a result of government’s record of sound fiscal management and prudent policy choices over the past decade, the state will be able to increase spending on social services and fixed investment over the medium term.
The new and difficult circumstances call for both bold action and careful policy adjustments to ensure that the economy continues to grow and to improve the living standards of all South Africans. Boldness is required because of the severity of the situation, yet care must be taken so that ill-conceived or poorly executed interventions do not burden future generations.
Five objectives guide government’s response to the crisis
The 2009 Budget is framed by five objectives that guide government’s policy response over the medium term:
•	Protect the poor. Government will continue to expand programmes that alleviate poverty and strengthen the social safety net.

•	Build capacity for long-term growth. Investment in infrastructure will be accelerated. This includes ensuring that public utilities can finance their capital investments and that the development finance institutions play a greater role in lending for infrastructure investment, sharing risk with the private sector.

•	Sustain employment growth. Government will increase public investment spending, expand labour-intensive employment programmes, and work with business and organised labour to protect work opportunities and accelerate skills development.

•	Maintain a sustainable debt level. While public debt is set to rise, this expansion must be kept in check so as not to reduce the space to finance development in the longer term.

•	Address sectoral barriers to growth and investment. Microeconomic and regulatory reforms are needed to ensure that a more competitive, labour-absorbing economy emerges from the current global crisis.
State-owned entities will spend, on average, more than R120 billion a year on infrastructure programmes
Flowing from these objectives, the 2009 Budget provides for strong growth in allocations for labour-intensive employment programmes, municipal infrastructure, education, health, fighting crime and investing in rural development. Consolidated non-interest government expenditure is expected to grow by 5.1 per cent a year in real terms over the next three years. Over the medium term, state-owned enterprises will spend more than R120 billion a year on infrastructure, laying the foundations for faster economic growth in the future.

CHAPTER 1: A TIME OF CRISIS, A WINDOW OF OPPORTUNITY
Downturn highlights the long-term need to address underlying causes of poverty and inequality
For the global economy, the downturn highlights the need to address structural trade imbalances, reshape international financial relations, and attack the underlying causes of poverty and inequality. South Africa’s challenge, similarly, is to address the obstacles that stand in the way of faster growth and broader participation in economic development. These include labour market arrangements that inhibit job creation, dysfunctional government institutions, weaknesses in education and training, lags in industrial and trade interventions, and uncompetitive cost structures in input sectors such as telecommunications.
Managing through the downturn
A global crisis
In the 2008 Budget, government pointed to the high probability that global imbalances would begin to unwind in a rapid and disorderly fashion, setting off a severe economic slowdown. The storm is now upon us in the form of a broad-based and synchronised downturn that reaches from developed to emerging economies.
Nearly all developed countries are in recession and employment levels are falling rapidly
Nearly all developed countries are now in recession. Confidence has yet to be restored in the banking sector and the balance sheets of financial institutions remain under pressure. Credit conditions are deteriorating and demand is in decline. Employment is falling as companies adjust to a period of significantly reduced demand. Last year US employers cut nearly 2.6 million jobs — the fastest payroll reduction since 1945 — bringing the unemployment rate to 7.2 per cent in December 2008. Joblessness is increasing in the UK and in most of the European Union.
Commodity exporters such as South Africa face the double blow of weak demand and falling prices
Growth prospects for emerging markets have deteriorated significantly. Commodity exporters are affected by a sharp decline in the prices of their key exports, weaker demand and a reversal of capital flows. Falling asset prices have led to a sharp reduction in household consumption and declining private-sector investment. In high-growth Asian export economies, sectors such as manufacturing, mining, construction and retail are contracting. China is experiencing factory closures and large-scale job losses. Growth on the African continent is set to decline as commodity prices fall, development assistance flows slow and access to capital dries up.
Global policy responses
The policy response to these events has evolved through three overlapping phases, though loss of confidence in banking and credit markets has not yet been reversed:
•	Round one: Rescuing the financial sector — Governments injected liquidity into the financial system and then acted to rescue major banks. In several cases, these bailouts were accompanied by partial nationalisation and state debt guarantees.
•	Round two: Easing monetary policy — Central banks cut interest rates to historic lows. In December 2008, the UK bank rate was set to its lowest level in the Bank of England’s 314-year history. US interest rates are between zero and 0.25 per cent.

2009 BUDGET REVIEW
•	Round three: Stimulus packages — A massive fiscal expansion is now under way. Most large economies are experiencing a sharp deterioration in their fiscal positions as revenue slows, social security payments expand and the cost of financial rescue packages comes on budget. In addition, governments are reducing tax rates and increasing spending to stimulate demand.
Governments are proposing stimulus measures to boost demand
The International Monetary Fund has recommended that developed countries should implement economic stimulus measures. The US government is presently debating a US$819 billion stimulus plan covering both higher public spending and tax cuts. China has announced a stimulus package worth US$586 billion, focused primarily on infrastructure spending and social security transfers.
Emerging markets are finding it more difficult to respond in a similar way: raising finance given the present conditions of tight credit on global capital markets is difficult and costly.
A retreat into protectionism would make the crisis worse, particularly for emerging markets
The Group of 20 (G20) heads of state meeting in November 2008 adopted resolutions to oppose protectionist policies. A slowdown in world trade would make the economic decline more severe and protracted. This highlights the importance of a speedy resolution of the Doha round of trade negotiations, including a more equitable global trading regime for developing economies.
Crafting South Africa’s economic policy response
South Africa’s response to the global downturn takes account of several factors:
•	Slowing export demand is leading to a contraction of production and employment in several sectors.

•	The size of the drop in global demand cannot easily be offset by a small economy such as ours.

•	A substantial infrastructure spending increase is already built into government’s expenditure plans.

•	It is costly to raise finance in the present circumstances as global capital markets strongly favour reserve currencies such as the US dollar and euro.
The fiscal space to respond to periods of slower growth is determined by the management of the public finances during periods of higher growth. Steps taken since 1996 to reduce public debt, and hence debt interest costs, have provided a degree of flexibility that is essential to manage the effects of the present downturn.
South Africa already has elements of a fiscal stimulus response built into its plans
With these considerations in mind, South Africa has chosen to sustain growth in public spending to build on the public-sector investment programme already under way, to expand labour-intensive employment programmes, to broaden social security benefits, to continue to invest in education, health and other public services, and to support well-targeted industrial development. These elements provide a countercyclical boost that will assist in sustaining growth and minimising job losses.

CHAPTER 1: A TIME OF CRISIS, A WINDOW OF OPPORTUNITY
Highlights of the 2009 Budget
The economy and the fiscal stance
•	GDP growth is projected at 1.2 per cent in 2009, rising to 4 per cent by 2011.

•	Inflation (the rise in the consumer price index) is expected to fall to 5.8 per cent in 2009.

•	Gross fixed capital formation growth is projected to average 6.1 per cent over the next three years.

•	Government spending on infrastructure totals R787 billion over the next three years, R390 billion of which is capital spending by the state-owned enterprises.

•	Consolidated government budget deficit reaches 3.8 per cent in 2009/10, moving to 1.9 per cent by 2011/12.

•	Consolidated government spending (excluding interest) grows by 5.1 per cent a year in real terms.
Tax proposals
•	Personal income tax relief for individuals amounts to R13.6 billion.

•	Taxes on petrol and diesel increase by 40.5 and 41.5 cents per litre respectively.

•	A packet of 20 cigarettes will cost 88 cents more.

•	A 750 ml bottle of natural wine will cost 10.5 cents more.

•	A 340 ml can of beer will cost 7 cents more.

•	A 750 ml bottle of liquor (spirits) will cost R3.21 more.

•	Incentives for investments in energy-efficient technologies.

•	Motor vehicle excise reform to tax carbon emissions and a new tax on energy-intensive light bulbs.
Spending on public services
Additions to spending plans over the next three years
•	R24.8 billion to provinces for increasing services, mainly health and education.

•	R12 billion more for social grants and R1.2 billion for grant administration fees.

•	R4.1 billion for the second phase of the expanded public works programme.

•	R4 billion for the school nutrition programme to feed more children more often.

•	R5.4 billion for the criminal justice sector overhaul, including fingerprint and DNA databases.

•	R4.1 billion for provincial infrastructure, especially school buildings, roads and clinics.

•	R4.3 billion for municipal infrastructure and R1 billion for regional bulk water infrastructure.

•	R600 million for municipalities to extend free basic services.

•	R1.6 billion as an equity injection into South African Airways.

•	R3.7 billion more for increased housing provision.

•	R1 billion for electricity demand-side management.

•	R932 million for the treatment and prevention of HIV and Aids.

•	R6.4 billion for public transport, roads and rail infrastructure.

•	R1.6 billion for industrial development and support to small enterprises.

•	R1.8 billion for rural development, mainly focused on supporting small-scale agriculture.

2009 BUDGET REVIEW
A lower tax burden, combined with strong growth in public spending, signals a strong fiscal stimulus to the economy over the period ahead. This is consistent with the countercyclical fiscal stance followed in recent years. However, government is also mindful of the difficulties of raising large amounts of debt in the present environment, and that an unsustainable level of borrowing would put South Africa’s developmental objectives at risk. For these reasons the degree of fiscal expansion must be kept moderate, and the 2009 Budget also identifies areas where spending will be reduced, placing an obligation on government to become more efficient, effective and economical.
The 2010 FIFA World Cup, lower inflation and a more competitive rand will provide a boost to the economy
The economic reforms implemented over the past decade will help to sustain South Africa’s ability to grow and to spend on the drivers of long-term growth. As the global economy begins to show signs of recovery, the impetus from strong private and public investment over the past decade, the economic boost associated with the 2010 FIFA World Cup, the more competitive currency, a healthy banking system, falling inflation and lower interest rates should allow for a gradual recovery in household spending and economic growth over the medium term.
Emerging from the crisis on a sounder footing
Fiscal measures and microeconomic reforms are needed to put the economy on a different footing
Falling commodity prices and the reversal of favourable global growth trends have underlined inherent weaknesses in the domestic economy. Despite four years of 5 per cent-plus GDP growth and strong increases in employment, income inequality remains high, the structure of South Africa’s economy is heavily reliant on commodities and skills constraints impede broad-based development. South Africa’s response during the period of slower growth ahead will influence both the speed and depth of the recovery. Success will be judged by the economy’s ability to sustain higher growth through increased exports and a significant reduction in unemployment. The opportunity here is to combine fiscal measures and microeconomic reforms to put the economy on a sounder footing.
Higher infrastructure spending will lift the ‘speed limit’ of the economy
Sustaining investment in productive capacity. As highlighted by the electricity failures in the first quarter of 2008, South Africa’s ageing physical infrastructure limits economic growth. Accelerated infrastructure investment has generated momentum that will support growth in the short term, enabling a broadening of opportunities in the longer term. Through development finance institutions such as the Development Bank of Southern Africa and the Industrial Development Corporation, government will aim to ensure that feasible projects in both state-owned enterprises and municipalities can access the finances required to sustain improvements in public infrastructure.
Public sector has a key role to play in expanding labour-intensive employment
Expanding employment in public works. The introduction of the second phase of the expanded public works programme draws on lessons learnt over the past five years. The extension of this programme prioritises longer-term jobs in the social and municipal services sectors, in adult literacy initiatives and in programmes delivered through non-governmental organisations. A new performance-based incentive is provided to municipalities to increase the labour-intensity of public works under their supervision. An

CHAPTER 1: A TIME OF CRISIS, A WINDOW OF OPPORTUNITY
additional R4.1 billion is allocated for public employment programmes.
High cost structure limits employment, innovation and productivity
Regulatory reform. High input prices raise the cost of doing business, lower employment and reduce economic growth. The competition authorities have made progress in dismantling price-setting cartels in various sectors. Yet major areas of the economy are characterised by dominant companies or parastatals, with insufficient competition to drive innovation and productivity. Government regulation and red tape often contribute to high barriers to entry. The necessary policy response is to lower such barriers, encourage new entrants into the market and foster greater competition. An enhanced regulatory impact assessment framework would assist, together with greater clarity about sectoral strategies and long-term industrial development goals.
Rural development to focus on raising agricultural output and rural incomes
Strengthening agriculture. The sharp rise in food prices during 2008 exposed weaknesses in domestic agriculture. The price increases had a detrimental impact on the poor and highlighted years of declining output in a labour-intensive sector. Food exports have fallen steadily over the past decade while the level of imports has increased, pushing up prices. Given its resources, South Africa could become a major food exporter. The new policy emphasis on rural development is aimed at raising rural incomes, ensuring sustainable growth in food production and drawing small farmers into the food supply chain.
Weak export performance is the Achilles heel of the South African economy
Raising export performance. Weak export performance remains the Achilles heel of the economy. Relative to other emerging markets, South Africa’s export performance has lagged, while import growth has been strong. A higher level of exports can contribute to more rapid job creation and sustainable growth.
Table 1.1 Export and import performance, selected emerging markets

Per cent compound growth	Export	Import
2001 – 2006	growth	growth

Brazil	18.8	10.4
China	29.5	26.6
India	23.3	29.0
South Africa	13.7	23.4
Steps are needed to improve competitiveness of key export sectors
Government and the private sector can take several steps to improve the competitiveness of key export sectors as global demand recovers. Some of these interventions are contained in the National Industrial Policy Framework. The announcement of a new phase of support for the motor industry is meant to provide a stable platform for continued export growth. The 2009 Budget includes R17 billion for industrial support, including tax incentives for particular sectors. Government recognises that competitive industries cannot be built behind ongoing protective tariffs or subsidies. Effective targeting of business incentives therefore needs to take careful account of the costs and benefits of selected support measures.
Improving public sector performance. While the reach of South Africa’s public services has expanded significantly since the late

2009 BUDGET REVIEW
1990s, many components of the public sector do not deliver services of an acceptable quality. Public-sector inefficiency imposes costs on ordinary South Africans and reduces economic performance. Considering that general government consumption spending is almost a quarter of the economy, improving value for money and performance in the public sector would make an important contribution to higher growth, employment and welfare.
Progress in these areas will contribute to an earlier recovery that provides more widespread economic benefits for South Africa.
Fifteen years: progress and challenges
In budgeting, government assesses its progress, evaluates the effectiveness of its programmes and identifies weaknesses. Three recent documents provide a composite sketch of progress registered during the formative years of South African democracy: Towards a Fifteen Year Review and the 2008 Development Indicators,1 both published by The Presidency, and a fiscal incidence study2 conducted by the National Treasury to gauge the effect of public spending.
Institutions of constitutional democracy are firmly entrenched
South Africa’s successes have occurred in three broad dimensions. First, the construction of a new democratic order that replaced apartheid rule. The foundations of the new state were laid during the first five years with the adoption of the Constitution, the repeal of apartheid laws, the creation of the Constitutional Court and the establishment of three tiers of government. Independence of the central bank was established, the National Treasury was created, parliamentary oversight over public spending was institutionalised and an open, transparent budget process was introduced.
Government expenditure has provided tangible benefits to poor households
The second dimension of success has been the extension of basic services. Prior to 1994, just over half of all South Africans had electricity in their homes; today more than 80 per cent have access to this basic necessity of modern life. Significant progress has been made in providing houses, water and sanitation, and in extending access to schooling, health care and social grants.
Table 1.2 Access to basic household services

Percentage of households	1996	2001	2007

Using electricity
for lighting	58	70	80
for cooking	47	51	67
for heating	45	49	59
Water
Equivalent to or above RDP standard (200m to communal tap)	62	74	88
Tap in dwelling or on site	—	61	70
Sanitation
Equivalent to or above RDP standard	52	59	73
Flush toilet	—	52	60

[1]	Available at www.gov.za

[2]	Soon to be available at www.treasury.gov.za

CHAPTER 1: A TIME OF CRISIS, A WINDOW OF OPPORTUNITY
The number of social grant beneficiaries has grown fourfold to 13 million
The number of clinic visits increased from 80 million in 2000 to 101 million in 2007. The number of social grant beneficiaries grew fourfold to 13 million. These tangible signs of a better life have been complemented by the introduction of school feeding schemes, free basic services and no-fee schooling.
Economic expansion has broadened opportunities and reduced poverty
The third dimension of success has occurred on the economic front, brought about by a long and sustained economic expansion since 1999. Rising employment, increasing household income, lower taxes and the redistributive nature of the budget have enabled millions of people to move out of poverty. About 2 million more people are working today than in 2001 and the proportion of households with monthly income less than R367 per person (in 2007 prices) has fallen from 53 per cent in 1996 to 41 per cent in 2007. Disposable income has increased strongly during this period.
Public finances have become significantly more pro-poor
Since 1996, the public finances have undergone significant changes. Spending has grown strongly in social services — which include education, health and social development — and household services such as housing, water, sanitation, electrification and related infrastructure. In 2006, more than 50 per cent of public spending on education, health, social assistance and housing went to the poorest 40 per cent of the population.
Total spending per person on these services has increased from R1 643 in 1995 to R2 788 in 2006 (in constant 2000 prices). Spending per capita on the poorest 20 per cent of the population was R4 079 in 2006. Not only has government spending per person on these programmes increased by 70 per cent in real terms, but spending on the poorest 40 per cent has grown by 83 per cent in real terms.
Share of spending on key programmes going to the poorest 40 per cent of households, 2006
Social spending per person in constant 2000 rands

Source: Fiscal incidence study, National Treasury, 2009

2009 BUDGET REVIEW
Rising disease burden undermines gains in living standards
Towards a Fifteen Year Review also highlights several areas of weakness. A rising disease burden has placed severe strain on the public health system, to the point where many of the benefits associated with improved living conditions are undermined — for example, in high rates of infant and maternal mortality. In particular, rising HIV infection rates and increased Aids-related deaths have placed a massive social strain on many communities. Unemployment remains high, with over one-third of young people out of work. South Africa has one of the highest crime rates in the world and, despite some successes in reducing crime, citizens remain fearful.
While access to services has improved, the quality of services is often inadequate
While access to services, including primary health care, has improved, the quality of these services remains basic and is often inadequate. For example, there are 25 per cent more learners in schools today than in 1990, but performance in maths and literacy tests lags comparable countries. While more than 70 per cent of pregnant women visit a public clinic at least once during their pregnancy, infant and maternal mortality rates remain high.
In summary, government’s track record over the past 15 years has been impressive given the significant challenges faced by the new democratic state. Nevertheless, much more can be done given the resources available. Improved public-sector performance is a key policy priority over the three-year medium-term expenditure framework (MTEF).
South Africa now ranks 2nd in the world in the transparency of its budget
Transparency, openness and oversight are also important elements of improving public-sector performance. Over the past 15 years South Africa has also made good progress in improving the transparency of the budget process and the usability of the budget documentation.
South Africa now ranks second in the world on the Open Budget Index, which measures the transparency and quality of budget information. Such information, for use by citizens and the legislature, can help to improve accountability, efficiency and performance by government departments and state-owned entities.

CHAPTER 1: A TIME OF CRISIS, A WINDOW OF OPPORTUNITY
Open Budget Index
The Open Budget Initiative is a global research and advocacy programme to promote public access to budget information and the adoption of accountable budget systems.
Source: www.openbudgetindex.com
The International Budget Project (IBP) launched the Initiative with the Open Budget Survey — a comprehensive analysis and survey that evaluates whether governments give the public access to budget Information and opportunities to participate in the budget process at the national level.
To easily measure the overall commitment of the countries surveyed to transparency and to allow for comparisons among countries. IBP created the Open Budget Index (OBI) from the Survey. The OBI assigns a score to each country based on the information it makes available to the public throughout the budget process.
The budget is a government’s plan for how it is going to use the public’s resources to meet the public’s needs. Transparency means all of a country’s people can access information on how much is allocated to different types of spending, what revenues are collected, and how international donor assistance and other public resources are used.
The IBP believes the open budgets are empowering; they allow people to be the judge of whether or not their government officials are good stewards of public funds.
While providing the public with comprehensive and timely information on the government’s budget and financial activities and opportunities to participate in decision making can strengthen oversight and improve policy choices, keeping the process closed can have the opposite effect. Restricting access to information creates opportunities for governments to hide unpopular, wasteful, and corrupt spending, ultimately reducing the resources available to fight poverty.

2009 BUDGET REVIEW
Overview of the 2009 Budget
Macroeconomic overview
Chapter 2 presents government’s macroeconomic forecasts, discusses key policy challenges and analyses recent economic trends.
Macroeconomic forecasting is complex given frequent revision of global growth projections
The chapter discusses in some detail the evolution of the international economic crisis, how South Africa is affected, government’s economic policy responses and the medium-term outlook. It notes the complexity associated with this year’s macroeconomic forecast given the frequent revision of global growth projections as a result of the global slowdown.
This synchronised downturn affects South Africa through declining demand for commodities, falling prices and deterioration in the financing environment. Interest rates remain relatively high, asset prices are falling and consumer confidence has weakened. Household consumption expenditure is expected to decline by 0.2 per cent in 2009 following an increase of more than 6 per cent a year over the previous four years. Growth in private-sector fixed investment, a key driver of economic expansion over the past four years, is likely to slow during 2009.
After four years of economic growth of more than 5 per cent a year, domestic GDP growth slowed to 3.1 per cent in 2008. Growth of 1.2 per cent is expected in 2009.
Table 1.3 Macroeconomic overview

Real growth	2008	2009	2010	2011
Percentage	Estimate		Forecast

Household consumption	2.5	-0.2	1.9	3.2
Capital formation	11.5	3.7	5.7	9.0
Exports	2.1	-1.4	3.3	4.9
Imports	3.2	-3.7	6.7	7.7
Gross domestic product	3.1	1.2	3.0	4.0
Headline CPI inflation	11.6	5.8	5.3	4.7
Balance of payments current account (percentage of GDP)	-8.1	-6.3	-6.9	-6.9

The current account deficit is expected to narrow significantly in 2009
As the global economy begins to recover towards the end of 2009 and household consumption benefits from lower inflation and interest rates, growth is expected to climb to 3 per cent in 2010 and 4 per cent in 2011. A continuing expansion of public-sector fixed investment and benefits flowing from the 2010 FIFA World Cup will also support the recovery. The current account deficit is expected to narrow to about 6 per cent this year due to smaller dividend payments to international investors and lower demand for imports, partly due to the weaker currency. Nevertheless, the external deficit is likely to remain sizeable owing to imports required for infrastructure investment.
Fiscal and tax policy
Chapter 3 presents a detailed breakdown of government’s fiscal stance and the public finance accounts. Chapter 4 discusses revenue trends and tax policy changes.

CHAPTER 1: A TIME OF CRISIS, A WINDOW OF OPPORTUNITY
Fiscal policy aims to sustain spending growth, especially in public investment
Government’s countercyclical fiscal stance provides a boost to the domestic economy at a time when global demand is weak. South Africa is in a position to expand public spending despite the decline in revenue projections because public debt is low and the budget was in surplus until last year.
Public spending continues to rise in real terms, with strong growth in infrastructure spending, labour-intensive employment programmes, social transfers to households and social services. A larger contingency reserve of R38 billion allows for the fiscal flexibility required to adjust to unanticipated economic risks, to respond to natural disasters, to further support employment programmes and to bolster the resources of development finance institutions.
Total public investment in infrastructure totals R787 billion over MTEF
Public spending is complemented by a significant expansion in infrastructure investments by the large state-owned enterprises. Eskom, Transnet, the Airports Company of South Africa, the South African National Roads Agency Ltd and entities in the water sector plan to spend more than R397 billion over the next three years on vital economic infrastructure, while general government is expected to spend R391 billion on infrastructure over the same period. Financing these investments during the present economic period will be more challenging, prompting government to increase its level of support for the state-owned enterprises.
Table 1.4 outlines the revenue and expenditure of the consolidated government account, which covers national government and its entities, provinces, extra-budgetary institutions and the social security funds.
Consolidated national government budget deficit of 3.8% of GDP in 2009/10
Given the higher cost of finance on global markets and the need for state-owned enterprises to also access capital markets, government will keep a check on the expansion of the deficit. The consolidated government budget deficit is projected to rise to 3.8 per cent in 2009/10 and is projected to come down once the economy recovers and revenue growth increases. For this reason, the budget also includes measures to ensure greater efficiency and to discontinue ineffective spending programmes.
Table 1.4 Consolidated government budget

R billion	2008/09	2009/10	2010/11	2011/12

Gross tax receipts	655.8	692.6	757.1	832.5
plus: Non-tax receipts	70.8	75.7	83.2	91.0
less: SACU transfers	-28.9	-27.9	-26.2	-27.9

Total receipts	697.7	740.4	814.1	895.6

Current payments	431.1	472.4	516.9	558.1
of which: Interest	58.0	60.0	66.5	73.8
Transfers and subsidies	239.7	294.6	304.6	304.4
Payments for capital assets	50.3	61.3	66.2	70.6
Contingency reserve	—	6.0	12.0	20.0

Total payments	721.1	834.3	899.7	953.1

Budget balance	-23.4	-94.0	-85.6	-57.4
Percentage of GDP	-1.0%	-3.8%	-3.2%	-1.9%

Gross domestic product	2304.1	2474.2	2686.3	2953.0

2009 BUDGET REVIEW
Revenue collection under pressure
Tax revenue grew by more than 15 per cent a year between 2004 and 2007. In the last three months of 2008, revenue growth slowed sharply, reflecting tougher conditions in the economy. As a result, the revenue estimate for 2008/09 is being revised downwards by R14.4 billion. Revenue estimates for 2009/10 are also lower than estimated in October 2008. Consolidated national budget revenue is expected to decline as a share of GDP in 2008/09 and 2009/10.
Substantial personal income tax relief
The personal income tax schedules are revised. Relief for individuals amounting to R13.6 billion is provided to take account of wage inflation, including compensation for the higher-than-anticipated inflation rate in 2008. For several years, fuel taxes have fallen as share of the pump price. This year, the general fuel levy and the Road Accident Fund levy are increased more sharply, taking into account the general reduction in fuel prices. Specific excise duties are increased broadly in line with inflation.
Tax proposals support initiatives to protect the environment
The tax proposals also support government’s increased policy focus on environmental initiatives that mitigate the impact of climate change and promote sustainable development, energy efficiency and investment in new technologies.
Asset and liability management
Chapter 5 discusses developments in the debt markets, government’s debt portfolio, borrowing plans, contingent liabilities, credit risk and financial management of state-owned enterprises.
Financing strategy changes in light of higher borrowing requirement
Following several years of either small deficits or budget surpluses, government’s borrowings increased in 2008/09 and are set to grow over the next three years as a result of slower revenue growth, sustained public spending increases and support to state-owned enterprises. Net loan debt of national government is projected to rise from 22.6 per cent of GDP in 2008/09 to 27.4 per cent in 2010/11. Despite this increase, debt service costs are projected to remain roughly constant as a share of GDP. Lower interest rates and active debt swap and refinancing programmes will help keep borrowing costs down. As the economy recovers and revenue growth picks up, the borrowing requirement is expected to fall.
As a result of the global financial crisis, access to foreign finance has become much scarcer and more expensive. For this reason, government’s financing strategy is premised mainly on borrowing in South Africa’s liquid and deep capital market, though a moderate level of external financing is planned.
Government will support state-owned entities to raise capital to fund investments
Government is also working actively with state-owned enterprises to ensure that their capital investment programmes are financed at competitive rates. Government guarantees to state-owned enterprises are set to increase. Eskom has received a guarantee for R176 billion of its existing and new debt. Other requests will be evaluated on a case-by-case basis. The National Treasury is also working with these entities to sequence loan issuances to avoid undue pressure on domestic capital markets.

CHAPTER 1: A TIME OF CRISIS, A WINDOW OF OPPORTUNITY
New partnerships with the private sector being explored
In addition to greater support to the development finance institutions, government is also exploring partnerships with the private sector to facilitate low-cost housing development as well as risk-sharing on large capital projects.
Table 1.5 below shows the outlook for government’s debt and projected debt-service costs.
Table 1.5 Projected state debt and debt costs of national government

R billion	2008/09	2009/10	2010/11	2011/12

Net loan debt (end of year)	520.7	634.6	728.1	810.3
Percentage of GDP	22.6%	25.6%	27.1%	27.4%
Net domestic debt	425.5	527.3	616.8	690.3
Foreign debt	95.2	107.3	111.3	120.0

State debt cost	54.3	55.3	60.1	66.8
Percentage of main budget revenue	8.9%	8.6%	8.5%	8.6%
Percentage of GDP	2.4%	2.2%	2.2%	2.3%

Social security
The social grants system is being expanded
Over the past five years, government’s social grants programme has grown steadily and now covers about 13 million beneficiaries. The social grants system is being expanded in three ways:
•	Increasing the eligible age for the child support grant to children up to their 15th birthday

•	Revising the means test to cover a larger proportion of households

•	Lowering the eligible age for men for the old age pension to 60.
The proposed extension of social grants is likely to bring an additional 2 million beneficiaries into the system. Spending on social assistance is projected to rise by 10.2 per cent a year, from R71 billion in 2008/09 to R95 billion in 2011/12.
Social security funds remain in surplus
South Africa’s social insurance arrangement is made up of the Unemployment Insurance Fund (UIF), the Road Accident Fund (RAF) and the Compensation Funds. Due to rising unemployment, the UIF expects beneficiary numbers to grow by 7.3 per cent over the course of the MTEF period. The UIF is considering proposals to extend the length of benefits to take account of an expected increase in retrenchments. The Fund’s financial position remains healthy, with strong cash surpluses projected well into the future.
The RAF remains in a precarious financial position, with a significant actuarial liability and about 297 000 cases still unprocessed. The RAF levy increases by 17.5 cents a litre to 64 cents. This will allow further progress to be made in reducing the claims backlog, but further reform is required to put it on a sustainable footing.
Compensation Funds are in good financial health
The Compensation Funds remain in sound financial health. On a consolidated basis, the social security funds will continue to run operating surpluses of about R10 billion a year over the MTEF period.

2009 BUDGET REVIEW
Social security reform task team is focusing on several key policy areas in 2009
Government’s efforts to reform the retirement fund industry are focused on ensuring that low-income workers and those with periodic incomes have access to affordable retirement insurance, while improving the governance and cost-effectiveness of retirement funds. The interdepartmental task team on social security and retirement reform will continue its work in 2009, with a view to developing a road map for introducing a national savings fund and broadening income protection for workers. The task team will also consider and provide advice on the insurance aspects of health care reform.
Medium-term allocations and the division of revenue
Extra R161 billion provided to extend service provision and account for higher costs
The 2009 Budget sustains strong growth in public spending. About R161 billion is added to the spending plans of government over the next three years, both to counter the effects of higher costs as well as to expand or extend service provision in key areas. The main budget priorities include:
•	Education

•	Health

•	Fighting crime

•	Investing in rural development

•	Extending basic household infrastructure.
In addition to these priorities, the budget places particular attention on a series of cross-cutting priorities. These include public employment programmes, improving the capacity of the public service and mitigating the impact of climate change.
After adjusting for once-off spending such as the loan to Eskom, non-interest expenditure grows by an average of 5.1 per cent in real terms over the next three years.
Departments were asked to make efficiency savings and reduce wastage
This year national departments were again asked to make efficiency savings, to discontinue ineffective programmes and to reduce wastage. About R19 billion has been removed from the spending plans tabled in the 2008 Medium Term Budget Policy Statement, reflecting a commitment by government to eliminate unnecessary expenditure.
Chapter 7 discusses additional allocations in the 2009 Budget in detail. Table 1.6 summarises the consolidated government budget for the next three years, which includes spending by provinces, the social security funds, public entities and national government agencies.

CHAPTER 1: A TIME OF CRISIS, A WINDOW OF OPPORTUNITY
Table 1.6 Consolidated expenditure

			% Average
	2008/09	2009/10	growth
	Revised	Budget	2008/09–
R billion	estimate	estimate	2011/12

General public services	48.1	51.3	5.2%
Defence	30.8	34.7	7.3%
Public order and safety	67.8	75.5	10.9%
Economic affairs	126.2	179.6	8.4%
Environmental protection	5.1	5.6	8.2%
Housing and community amenities	65.3	73.2	12.1%
Health	80.8	86.9	9.2%
Recreation and culture	9.9	7.7	-18.3%
Education	127.3	140.4	10.0%
Social protection	105.4	118.1	9.9%
Contingency reserve	—	6.0

Non-interest expenditure	666.8	779.1	9.1%
State debt cost	54.3	55.3	7.2%

Total expenditure	721.1	834.3	9.7%

Transfers to provinces and municipalities reflect focus on education, health, agriculture and housing
Chapter 8 describes the division of nationally collected revenue between the three spheres of government. Provinces receive an additional R47.8 billion over the next three years while municipalities receive R11.3 billion more. These transfers reflect government’s priorities, especially the focus on education, health, agriculture and housing at a provincial level and water, sanitation and electricity infrastructure at a municipal level.
Table 1.7 shows the division of revenue. Transfers to provinces grow by 10.7 per cent a year while transfers to municipalities grow by 14.2 per cent a year. Chapter 8 also discusses aggregated provincial budget trends.
Table 1.7 Division of revenue

R billion	2008/09	2009/10	2010/11	2011/12

National allocations	288.3	343.1	352.8	361.3
Provincial allocations	247.7	284.5	309.7	335.9
Equitable share	204.0	231.1	253.7	272.9
Conditional grants	43.7	53.5	56.0	63.0
Local government allocations	43.6	49.7	57.7	65.0

Total allocations	579.6	677.3	720.2	762.1

Changes to baseline
National allocations	17.3	45.1	32.1	24.3
Provincial allocations	6.7	13.3	12.8	21.7
Equitable share	4.6	5.6	7.4	11.8
Conditional grants	2.0	7.7	5.5	9.8
Local government allocations	1.8	2.0	2.8	6.4

Total	25.8	60.5	47.8	52.4

2009 BUDGET REVIEW
Conclusion
Sound public finances will help to sustain growth during the more challenging period ahead
The 2009 Budget is tabled during a deep global economic crisis with an uncertain trajectory. Political stability and a sound macroeconomic framework have enabled South Africa to benefit from global growth patterns over the past seven years. To make further progress, the country will have to ensure macroeconomic stability while tackling the constraints to faster and shared growth. Government’s economic priorities include sustaining infrastructure spending, using countercyclical fiscal policy to cushion the economy against falling demand, and ensuring that measures taken today enhance competitiveness and broaden opportunities for all South Africans in the years ahead. Over the short term, government will work to sustain output and employment, and protect poor and marginalised communities, while focusing on long-term growth and sustainability.
Meeting the challenges ahead will require a capable and effective state, new ideas and new approaches to solving problems, new partnerships, and a willingness to adapt to changing circumstances, together with confidence in the choices we have made.
Other budget documentation
In addition to the Budget Review, the National Treasury produces a series of other documents relating to the Budget:
•	The Budget Speech delivered by the Minister of Finance on Budget Day outlines the main policy features of the budget.

•	The Division of Revenue Bill sets out the division of nationally raised revenue across the three spheres of government.

•	The Appropriation Bill sets out the amounts to be appropriated by Parliament for each national vote, and the purpose of each programme.
•	The Estimates of National Expenditure provides detailed information on allocations to national departments, key policy developments and measurable objectives for each programme. This year the Estimates covers significantly more public entities. After the tabling of provincial budgets, separate chapters of the Estimates will be published for each vote, providing more detailed information from provincial budgets and public entities.

•	The Estimates of National Revenue sets out the main revenue estimates both before and after tax policy changes.

•	The People’s Guide is a popular summary of the budget produced in all 11 official languages, and in Braille.
Two annexures to the 2008 Budget Review are available on the National Treasury website: Annexure W1 (Explanatory memorandum to the division of revenue) and Annexure W2 (Structure of the government accounts).
These documents and other fiscal and financial publications are available at: www.treasury.gov.za.

2
Economic policy and outlook
•	The global banking and credit crisis has precipitated a sharp and deep contraction in the world economy. The onset of recession in much of the developed world has affected developing countries through lower export demand, weaker commodity prices, higher cost of capital, reduced capital flows and falling asset prices. Stimulus measures in major economies should support a global recovery beginning in the second half of 2009, but the outlook is uncertain.

•	Sound fiscal and monetary policies, a well-regulated financial system and prudential limits on foreign investment have helped to limit South Africa’s exposure to the crisis. Economic growth is expected to weaken in response to the global slowdown, falling to 1.2 per cent in 2009 before recovering gradually to 4 per cent by 2011. Sluggish consumption, weak exports and slowing private-sector investment are expected in 2009.

•	Government’s countercyclical fiscal policy will support economic activity over the period ahead, accelerating the public-sector investment programme and increasing expenditure on social and economic priorities. Over the medium term, South Africa requires a series of microeconomic reforms to emerge from this crisis stronger and more globally competitive — to grow more rapidly, to create more jobs and to reduce inequality.
Introduction and overview
Macroeconomic conditions will be more difficult over the period ahead
The world economy is in the midst of the most far-reaching decline since the 1930s. Many of the benefits associated with the buoyant global conditions of the recent past will not be revisited for years to come. Macroeconomic conditions have become more difficult as investment flows to emerging markets dry up and the cost of capital on global markets becomes prohibitive.

2009 BUDGET REVIEW
A rise in the debt burden would severely limit future resources for growth and expanding the social wage
The central goals of economic policy remain accelerating growth and job creation, broadening economic participation and reducing poverty. Progress in these areas will be more difficult over the period ahead. Policy adjustments need to reinforce macroeconomic stability in the context of a deteriorating international environment and provide a temporary cushion to the domestic economy. To raise long-term economic growth above 6 per cent, government needs to prevent a large rise in the debt burden, which would severely limit future resources for growth and the expansion of the social wage. A supportive monetary stance is also required, and lower inflation in the months ahead should contribute to moderating interest rates.
Government will sustain public investment and protect low-income households
Government’s fiscal stimulus seeks to prevent a reversal of improvements in living standards achieved over the past decade. Policy initiatives will support increasing investment in public infrastructure, the protection of low-income households, job creation through public works programmes, and partnerships between the public and private sectors to finance investment.
International and domestic outlook
Developed economies face recession; emerging economies will grow much more slowly
Economic conditions deteriorated rapidly for both developed and emerging economies in the final quarter of 2008. The International Monetary Fund (IMF) expects world growth of only 0.5 per cent in 2009, down from an estimated 3.4 per cent in 2008. Sharp contractions in developed economies and slower rates of growth in emerging markets are expected over the short term.
Figure 2.1 GDP growth, selected countries and regions, 2008-2009
National Treasury forecasts for South Africa; January 2009 IMF World Economic Outlook for others.
The length and depth of the global downturn will depend on the success of efforts to repair the balance sheets of banks in developed countries, to reopen credit channels, to keep markets open to traded goods and services, to implement appropriate fiscal stimulus plans and to restore confidence. Over the longer term, policy makers confront a

CHAPTER 2: ECONOMIC POLICY AND OUTLOOK
need to unwind a systemic pattern of global economic imbalances, and to manage the rise in fiscal balances and public debt associated with large-scale bailouts and stimulus packages.
The global crisis and cyclical domestic factors have significantly reduced growth prospects
In combination with cyclical domestic factors, the international crisis has resulted in a significant deterioration in South Africa’s growth outlook. GDP growth slowed to an estimated 3.1 per cent in 2008 after averaging 5 per cent in the previous four years. Household consumption has fallen in response to higher interest rates, reduced credit extension, pressure on disposable incomes from rising inflation, and negative wealth effects from declining equity and house prices. The rand fell to a more competitive level in response to capital outflows, but export volumes have been and will continue to be under pressure from reduced demand.
Growth is expected to slow to 1.2 per cent in 2009
GDP growth is projected to slow to 1.2 per cent in 2009. Economic activity is expected to start recovering in the second half of the year in response to declining debt levels, lower interest rates and a more expansionary fiscal policy. Strong growth in public-sector capital spending and investment associated with the 2010 FIFA World Cup will provide an important boost to the economy. Inflation is expected to fall back within the 3 to 6 per cent target band in the first half of the year.
Table 2.1 Macroeconomic projections, 2005 – 2011

	2005	2006	2007	2008	2009	2010	2011
Calendar year	Actual			Estimate	Forecast

Percentage change unless otherwise indicated
Final household consumption	6.9	8.3	6.6	2.5	-0.2	1.9	3.2
Final government consumption	4.8	5.1	4.8	4.5	4.0	4.0	4.0
Gross fixed capital formation	10.2	13.2	16.3	11.5	3.7	5.7	9.0
Gross domestic expenditure	5.7	9.1	6.0	3.4	0.2	4.0	5.0
Exports	8.0	6.0	7.5	2.1	-1.4	3.3	4.9
Imports	10.3	18.9	10.0	3.2	-3.7	6.7	7.7
Real GDP growth	5.0	5.3	5.1	3.1	1.2	3.0	4.0

GDP inflation	5.4	7.3	9.0	10.5	5.3	5.0	5.7
GDP at current prices (R billion)	1 543.9	1 745.2	1 999.1	2 277.0	2 426.4	2 622.7	2 884.6

Headline CPI inflation	3.3	4.6	7.2	11.6	5.8	5.3	4.7
Current account balance (% of GDP)	-4.0	-6.3	-7.3	-8.1	-6.3	-6.9	-6.9

Table 2.2 Macroeconomic projections, 2007/08 – 2011/12

	2007/08	2008/09	2009/10	2010/11	2011/12
Fiscal year	Actual	Estimate	Forecast

GDP at current prices (R billion)	2 067.9	2 304.1	2 474.2	2 686.3	2 953.0
Real GDP growth	4.6	2.6	1.4	3.4	4.1
GDP inflation	9.2	8.6	5.9	5.0	5.6
Headline CPI inflation	8.1	10.8	5.4	5.1	4.6

2009 BUDGET REVIEW
A global financial markets crisis ...
Until the US “subprime” crisis began to unfold in 2007, global asset prices had been supported for a number of years by large capital flows and low interest rates. Increased investor demand for higher-yielding but higher-risk assets encouraged banks to create an array of securitised debt products, backed by assets such as US home mortgages, which were sold to investors around the world.
When US interest rates started to rise and the housing market began to turn, loan defaults increased sharply. This undermined the value of securitised products and caused a seizure of credit markets as investors scrambled to reduce their very large exposure to bad assets. Banks with large holdings of such assets saw their balance sheets being severely eroded and their solvency under threat.
These stresses led to the near collapse of a number of US investment banks, and the demise of Lehman Brothers on 15 September 2008, which contributed to an evaporation of confidence in the global banking system. Since then central banks and governments have intervened on an unprecedented scale, committing more than US$4 trillion to rescue banks and injecting large amounts of liquidity into money markets. Despite signs of stabilisation, market volatility and risk premiums remain high, and developed-country bank balance sheets remain under pressure, severely constraining lending activities.
About US$17 trillion of global equity market capitalisation has been lost since September 2008. The capitalisation of the banking and insurance sector alone has declined by US$5 trillion since January 2007. Volatility remains high in equity and currency markets and commodity prices are down sharply.

Money market spreads	Exchange rate volatility

US equity market volatility	Local currency equity price indices

JPMorgan Emerging Market Bond Index Spread	Change in commodity prices (US$)

CHAPTER 2: ECONOMIC POLICY AND OUTLOOK
... and a deep downturn in the real economy
Countries at the centre of the crisis — the US, Japan, the UK and members of the European Union — have experienced sharp contractions in growth. Industrial production and exports in both developed and developing countries are in steep decline. Internationally, unemployment is growing rapidly in a range of sectors including financial services, motor vehicles and mining. The US shed 2.6 million jobs in 2008, lifting the unemployment rate to 7.2 per cent from 4.9 per cent at the start of the year. The falloff in export demand has led to large-scale retrenchments in China and other emerging markets.

IMF projections: Africa GDP growth in 2009	House prices

Business confidence	Global purchasing managers’ indices

Chinese exports and imports	Baltic exchange dry shipping index

CPI inflation	Vehicle sales

The charts in this box are derived from a variety of sources including Bloomberg, the IMF, Grant Thornton and official country sources.

2009 BUDGET REVIEW
R787 billion infrastructure programme acts as part of broader countercyclical fiscal stimulus
Slowing economic growth has put pressure on government revenues and reduced the fiscal space for increased expenditure. However, government’s record of sound fiscal management over the past decade will enable the state to sustain crucial expenditure on social services and investment in the period ahead. Government’s R787 billion infrastructure programme serves several purposes in the current environment: it will strengthen the long-term growth potential of the economy and lower the cost of economic activity, it will compensate partially for lower levels of private investment, and it will act as part of the broader countercyclical fiscal stimulus.
Drying up of global liquidity and reduced risk appetite will challenge countries with high external funding needs
Risks to macroeconomic stability have been accentuated by the drying up of global liquidity and rising cost of capital. Country risk premiums have risen and capital flows to emerging markets have receded. Foreign investors sold R67.2 billion worth of bonds and equities in 2008. These changing investment patterns constitute a very serious challenge for countries with high external funding needs: investors are likely to demand higher returns to compensate for perceived risks and deteriorating economic performance.
South Africa’s high current account deficit, measuring about 8.1 per cent of GDP in 2008, is expected to fall sharply in 2009 and average 6.7 per cent per year over the medium term. Relative to long-term averages, commodity prices are expected to remain high, supporting the terms of trade and the sustainability of the current account. As a large net oil importer, South Africa will benefit from the lower oil price. Gold’s safe-haven status has supported a relatively high bullion price — at 115 per cent above its average level since 1994.
South Africa should continue to attract foreign capital. Strong public investment over the medium term will help to maintain comparatively good economic growth rates in a range of sectors. A healthy financial sector, low external debt levels, and deep and liquid domestic capital markets will help to sustain foreign investor interest in South Africa.
Fiscal measures and microeconomic reforms
Government will recapitalise development finance institutions to support investment and growth
The deterioration in the world economy is a setback to South Africa’s economic progress, but government remains committed to reducing unemployment and poverty. In the short term, more expansionary fiscal policy will help to cushion the impact of slower growth on the poor and sustain investment in key network industries such as electricity and transport. Fiscal measures to support investment and poverty relief include:
•	Recapitalisation of the development finance institutions. Domestic capital markets will be an important source of funding for public investment, supplemented by a recapitalisation of development finance institutions such as the Development Bank of Southern Africa to support investment and encourage risk-sharing with the private sector.

•	Employment support. The second phase of the expanded public works programme focuses on creating longer-term public-sector jobs in areas such as home-based and community care, as well as

CHAPTER 2: ECONOMIC POLICY AND OUTLOOK
project-based employment in infrastructure and environmental protection.

•	Support for the unemployed. The Unemployment Insurance Fund is well capitalised (R25.3 billion at end-March 2008) and able to meet a projected increase in claims. Reforms are under consideration to improve and extend unemployment benefits.

•	Human capital and skills development. Developing human capital and strengthening the national skills base are core objectives of government spending. New funding will be allocated to further education and training.

•	Income support. The number of South Africans receiving social grants expands to a projected 13.6 million in 2009, providing an important safety net for low-income households.
Macroeconomic stability and microeconomic reforms
A stable macroeconomic environment is a prerequisite for more rapid and shared growth
South Africa requires growth-enhancing economic reforms to improve productivity and export competitiveness, and to attract new investment. Such reforms, along with a commitment to improve the quality of public spending, are necessary to ensure a return to higher rates of economic growth once global conditions have improved.
It is essential to maintain macroeconomic policies that promote a stable economic environment and prevent inflation from undermining competitiveness. This is crucial to promote domestic and foreign investment, to finance the current account deficit, and to ensure sufficient fiscal resources to sustain spending on infrastructure and social needs.
New emphasis on higher standards for appropriate market conduct and banking-sector regulation
A well-regulated and adequately capitalised banking system, combined with prudential guidelines for foreign exposure, is also needed to manage financial and macroeconomic risks. Further emphasis will be placed on higher standards for appropriate market conduct alongside prudential regulation in the banking sector.
Productivity and export competitiveness can be improved by reducing the cost of doing business. Trade reform is needed to lower costs to consumers, reduce input costs, support diversification and promote competitiveness. Regulatory reform is needed to facilitate competition, protect consumer rights, support innovation and create greater flexibility in the business environment. In some areas, industrial support measures can promote development of new industries, and more work is needed to design effective policies that can boost employment and exports in competitive global markets. Investment and training in the manufacturing sector are supported by industrial subsidies announced in 2008.
Initiatives to promote more efficient use of energy and water resources
Over the long term environmental considerations will affect the sustainability of growth. Government will promote efficient use of energy and water resources by producers and households, alongside measures to mitigate the effects of climate change. Prices that reflect economic cost and well-structured environmental taxes should provide incentives for efficiency improvements and new investment.

2009 BUDGET REVIEW
Global developments
Global growth will be anaemic over the short term
Growth in the world economy is expected to slow to 0.5 per cent in 2009 from an estimated 3.4 per cent in 2008. Anaemic economic conditions will prevail through the first half of 2009.
The collapse in export demand and lower commodity prices have sharply reduced the growth outlook for developing countries, from 6.3 per cent in 2008 to 3.3 per cent in 2009. Reduced global liquidity and deleveraging by hedge funds and banks have led to a reversal of capital and investment flows to emerging markets, contributing to widespread exchange rate volatility and slowing economic activity.
Table 2.3 Annual percentage change in GDP and consumer price inflation, selected regions/countries, 2008 – 20101

Region / Country	2008	2009	2010	2008	2009	2010
Percentage	GDP projections			CPI projections

World	3.4	0.5	3.0	5.1	1.4	2.3
US	1.1	-1.6	1.6	3.8	-2.2	2.4
Euro area	1.0	-2.0	0.2	3.2	0.7	1.3
UK	0.7	-2.8	0.2	3.5	0.6	1.1
Japan	-0.3	-2.6	0.6	1.4	-0.3	-0.2
Emerging markets and developing countries	6.3	3.3	5.0	8.8	4.6	3.5
Emerging Asia	7.8	5.5	6.9	6.8	2.6	2.2
China	9.0	6.7	8.0	5.9	1.0	1.1
India	7.3	5.1	6.5	8.2	6.0	4.5
Africa	5.2	3.4	4.9	10.8	7.1	5.9
Sub-Saharan Africa	5.4	3.5	5.0	11.3	7.5	6.4
South Africa[2]	3.1	1.2	3.0	11.6	5.8	5.3

1.	GDP projections: IMF, January 2009. CPI inflation projections: Global Insight, January 2009.

2.	National Treasury forecasts.
International inflation is down sharply, largely on the oil price, and will continue to respond to weak demand
The inflation outlook has also changed markedly. Global inflation rose to 6 per cent in July 2008, fuelled by record-high commodity prices, tight labour markets and high capacity utilisation rates, but these factors have reversed with the onset of recession in advanced economies and a sharp decline in commodity prices — particularly oil. In the short term the declining inflation trend will be reinforced by weak economic conditions.
Trends in major economies and regions
•	The United States has been in recession since the fourth quarter of 2007 and the economy is forecast to contract by 1.6 per cent in 2009. The Federal Reserve has cut interest rates to almost zero.

•	Growth in the Eurozone slowed to 1 per cent in 2008 and is forecast to contract by 2 per cent in 2009. The UK economy is expected to shrink by 2.8 per cent in 2009.

•	Export-oriented emerging economies are suffering from the decline in global demand. China’s GDP growth fell to 6.8 per cent in the

CHAPTER 2: ECONOMIC POLICY AND OUTLOOK
final quarter of 2008 and is forecast to be 6.7 per cent in 2009, its lowest level since 1990.

•	Sub-Saharan Africa is feeling the effects of the commodity price plunge and investor risk aversion. Projected growth for the region slows to 3.5 per cent in 2009 from 5.4 per cent in 2008.
Commodity price trends
•	Commodity prices collapsed in the second half of 2008 after rising to record high levels early in the year. Between June 2008 and January 2009 the Bloomberg Global Commodity Index dropped by 41 per cent as demand fell and speculative positions were unwound.

•	Oil prices plunged 69 per cent from a peak of US$145 a barrel in July 2008 to about US$45 per barrel at the start of February 2009. World oil consumption started to fall in the third quarter of 2008 in response to weaker global demand.

•	The platinum price has fallen by about 57 per cent, from a record high of US$2 254/oz in March 2008 to US$976/oz at the beginning of February 2009, following the decline in world car sales. The gold price fell 9 per cent from US$1 003/oz in the first quarter of 2008 to about US$911/oz at the start of February 2009.
Balance of payments
The current account deficit is expected to average 6.7 per cent of GDP
The gap between savings and investment in South Africa widened further in 2008, pushing the current account deficit to an estimated 8.1 per cent of GDP from 7.3 per cent in 2007. Slower economic growth and higher savings will narrow the deficit in 2009, but imports associated with public and private infrastructure investment are expected to keep the average current account deficit at about 6.7 per cent of GDP over the medium term.
Capital inflows covered the current account deficit in the first nine months of 2008, with foreign direct investment (FDI) and other inflows rising relative to portfolio flows. Outflows from the equity markets in the fourth quarter highlight the ongoing risks presented by the global crisis to the balance of payments.

2009 BUDGET REVIEW
Table 2.4 Summary of South Africa’s balance of payments, 2004 – 2008

Percentage of GDP	2004	2005	2006	2007	2008[1]

Total current account	-3.2	-4.0	-6.3	-7.3	-8.1
Trade balance	-0.1	-0.4	-2.3	-2.0	-2.1
Net services, income and transfer payments	-3.1	-3.6	-4.0	-5.3	-6.0
Net service payments	-0.3	-0.4	-0.9	-1.1	-1.6
Net income payments	-2.0	-2.0	-2.0	-3.2	-3.3
Net dividend payments	-1.3	-1.6	-1.6	-2.9	-2.7
Net transfer payments (mainly SACU)	-0.8	-1.2	-1.1	-1.0	-1.1
Current account excluding SACU transfers	-2.4	-2.8	-5.2	-6.3	-7.0
Financial account balance	5.9	6.2	8.0	9.7	9.2
Net portfolio investment	2.9	1.9	7.4	4.2	-0.7
Net foreign direct investment	-0.3	2.4	-2.6	1.0	3.2
Net other investment	0.6	0.6	1.3	3.0	4.5
Unrecorded transactions	2.6	1.3	1.9	1.5	2.2
Change in net reserves due to BoP transactions	2.7	2.2	1.7	2.4	1.2

1.	Includes data for the first three quarters of the year, seasonally adjusted and annualised.

Source: Reserve Bank
Current account
The trade deficit has been a strong contributing factor to the current account deficit
A strong contributing factor to the current account deficit has been the deterioration in the trade balance, which moved from an almost balanced position in 2004 to a deficit of more than 2 per cent of GDP in less than two years. Transfer payments to other South African Customs Union members have steadied at about 1 per cent of GDP after rising sharply between 2003 and 2005. Growing service and income payments to international investors, in part due to higher dividend and interest payments arising from strong capital inflows, have also been a source of pressure on the current account. The trade and services and income payments deficits are expected to decline in 2009 and 2010 as growth slows and import prices moderate.
Figure 2.2 Portfolio investment and foreign dividend payments, 1996 – 2008

CHAPTER 2: ECONOMIC POLICY AND OUTLOOK
Terms of trade improved in early 2008, but deteriorated as commodity prices fell
South Africa’s terms of trade — the ratio of export to import prices — improved during the first part of 2008 as commodity prices rose to record high levels, but these gains were partially erased in the second half of the year. On average the terms of trade were 1.5 per cent higher in the nine months to September 2008 compared with the same period in 2007. Export and import values in 2008 were driven sharply higher by a weaker rand and high inflation, increasing by 35 and 30 per cent in 2008 compared with 2007, respectively.
Export volumes were volatile due to disruptions to electricity supply in early 2008, and increased by only 3.5 per cent in the first nine months of the year compared with the same period in 2007. The outlook for exports has subsequently been clouded by the collapse in global demand. Table 2.5 shows that South Africa’s export profile remains heavily tilted towards minerals and metals.
Import demand is likely to decline, offset by capital goods requirements
Growth in import volumes slowed to 4.4 per cent in the first nine months of 2008 after expanding at an average annual rate of 13.5 per cent between 2004 and 2007. The value of mineral product imports such as crude oil and refined petroleum products increased 57.2 per cent in 2008 due to high oil prices in the first half of the year, higher oil demand in the economy and the weaker exchange rate. Lower consumer demand and the softer real exchange rate should dampen import demand in 2009, but infrastructure investment will continue to draw in capital goods.
Table 2.5 South Africa’s imports, exports and trade balances, 2008

	Share of total trade		Trade balance
R billion	Exports	Imports	2000	2004	2008

Precious metals and stones	23.1%	1.3%	38.2	74.5	143.5
Base metals	17.3%	4.9%	23.8	44.2	78.7
Agricultural produce, food and beverages	7.2%	5.4%	7.7	7.9	8.4
Pulp and paper products	1.8%	1.5%	2.9	1.3	1.2
Transport and equipment	10.3%	9.7%	0.2	-15.8	-2.6
Miscellaneous manufacturing	0.8%	1.4%	0.2	0.2	-4.8
Textiles, clothing, footware and accessories	0.9%	3.1%	-3.6	-7.9	-16.5
Chemical products, plastics and rubber	8.7%	12.2%	-12.3	-16.5	-31.6
Mineral products	18.3%	23.7%	-0.5	-12.1	-51.6
Other[1]	2.0%	11.3%	2.2	-35.3	-68.6
Machinery and appliances	9.8%	25.5%	-38.8	-55.7	-120.7

Total	100.0%	100.0%	20.0	-15.2	-64.5

1.	Includes optical and photographical equipment, wood, hides, leather and skin, works of art and unclassified.

Source: South African Revenue Service, unaudited figures for 2008.
Financial account
Composition of the financial account is changing in line with capital flows
Over the past five years the financing of the current account deficit has been heavily dependent on portfolio inflows to the equity and bond markets. Though still adequate to finance the current account deficit, the composition of inflows changed significantly in 2008. Net portfolio outflows were recorded in the third quarter and outflows accelerated in October and November at the height of global deleveraging. International investors were net sellers of R54.4 billion in equities and R12.8 billion in bonds in 2008. Portfolio outflows were

2009 BUDGET REVIEW
offset by inward FDI, increased use of loan financing, repatriation of foreign assets by the banking sector and unrecorded transactions.
Inward FDI totalled R69.4 billion during the first nine months of 2008, with net FDI of R53.7 billion. The sectors that attracted foreign inflows were financial services, motor vehicles and beverages.
South Africa will remain a favoured destination as a corporate gateway to Africa
Although South Africa will remain a favoured destination for companies looking to expand their presence in Africa, the global economic slowdown will reduce cross-border corporate activity over the near term. The value of global cross-border mergers and acquisitions fell by 27 per cent in 2008 to US$1.2 trillion.
Although South Africa’s overall level of foreign debt remains low, the private sector has made increased use of foreign loans to finance investment over the past three years. Gross foreign debt increased to about 26 per cent of GDP in September 2008 from 20 per cent in 2005. This includes rand-denominated debt instruments issued by the public and private sectors that are purchased by non-residents.
Figure 2.3 South Africa’s gross external debt, 2002 - 2008
Calculations based on year-end debt stock, except 2008 which is up to September.
Exchange rate and international reserves
Exchange rate volatility increased in 2008
Exchange rates became highly volatile during 2008 as a consequence of risk aversion and dramatic movements in commodity prices.

CHAPTER 2: ECONOMIC POLICY AND OUTLOOK
Figure 2.4 Nominal and real effective rand indices, 1994-2008
Competitiveness gain from weaker rand was reduced by rising inflation in 2008
The nominal effective rand exchange rate declined by 26.8 per cent in 2008, affected by investor flight to the dollar and reduced global liquidity. The floating exchange rate helped to cushion the impact of the commodity and capital flow shocks on the real economy, but the competitiveness gain from the weaker exchange rate was reduced by rising inflation. The real effective exchange rate declined by 17.4 per cent in the 12 months to November 2008.
South Africa’s net reserves reached US$33.5 billion in 2008
Gross gold and foreign exchange reserves increased modestly to US$34.1 billion at the end of 2008 from US$33 billion a year earlier. The value of reserves is subject to fluctuations in the gold price and exchange rates. South Africa’s international liquidity position reached US$33.5 billion in December 2008, up from US$31.3 billion at the end of 2007.
Real output trends
Over the past five years the pattern of GDP growth has been marked by strong performances in sectors with exposure to domestic demand, such as wholesale and retail trade, banking and financial services, real estate, transport and construction. Manufacturing growth slightly underperformed overall domestic growth over that period, while agriculture and mining displayed a greater degree of volatility.
Construction performed strongly, supported by infrastructure investment
South African producers were affected by a series of economic shocks in the first nine months of 2008, including electricity shortages, rising input costs, higher interest rates and slowing demand. This led to a marked slowdown in consumer-oriented sectors and weak mining and manufacturing output. Construction performed strongly, supported by ongoing infrastructure investment.
Challenges intensified in the fourth quarter as global confidence collapsed and external demand declined. Real GDP growth is expected to average 3.1 per cent in 2008 as a whole and slow to 1.2 per cent in 2009.

2009 BUDGET REVIEW
Figure 2.5 Growth in real value added by sector, 2007-2008
Agriculture
Agriculture, supported by high crop yields, was the best performer in 2008
Agriculture, fisheries and forestry was the best-performing domestic economic sector in the first nine months of 2008, with growth of 14.6 per cent compared with 2.3 per cent in the same period in 2007. Favourable weather supported higher-than-expected crop yields. During the first half of 2008, the prices of maize, sunflower seeds and wheat rose to record highs.
The maize crop for the 2007/08 season was 78 per cent higher than the previous year and the 2008 wheat crop is expected to be 9.2 per cent higher. However, the area planted for major summer crops is slightly lower than last year mainly due to a 7.3 per cent fall in maize plantings for the 2008/09 season.
Mining
Electricity failures contributed to a poor mining performance in 2008
The mining sector had another poor year in 2008, with output contracting for the third year in succession. Output fell by 6.9 per cent in the first 11 months of 2008, with lower production of diamonds, copper, nickel, gold and platinum group metals. Last year gold production was about 21 per cent below that of 2006, lowering South Africa to third place in global production after China and the US.
The sector was set back by electricity supply failures and shutdowns related to mine safety, followed by retreating commodity prices and weakening international demand. The shortage of electricity had a severe effect, with mining operations shut down for two weeks in January 2008, after which supply was limited to about 95 per cent of required capacity.
Electricity supply constraints, along with the weaker global outlook, are likely to have a negative impact on new mining investment. Most mining houses have said that capital projects are under review or on hold.

CHAPTER 2: ECONOMIC POLICY AND OUTLOOK
Figure 2.6 Production indices for total mining and manufacturing, 2000-2008
The fourth quarter of 2008 is the average index level for October and November.
Manufacturing
Manufacturing output growth fell below 3 per cent in 2008
After growing at an average rate of about 4 per cent a year between 2003 and 2007, growth in manufacturing output fell below 3 per cent in 2008. Output slid sharply on the electricity crisis in the first quarter of 2008, followed by the rapid deterioration in global and household demand, which contributed to production falling 4.4 per cent in November from a year earlier.
All export sectors are at risk from reduced world demand
Export earnings for manufactured goods increased in 2008, reflecting price effects from the weaker exchange rate. Chemicals and motor vehicles recorded solid volume growth. All export sectors are at risk from declining global growth and output has already fallen sharply in sectors most sensitive to international demand. Production of basic iron and steel products plunged more than 40 per cent between November 2007 and November 2008, while parts and accessories for vehicles and fully assembled vehicles declined by 31.5 per cent and 22.6 per cent respectively.
Electricity and water
Larger coal stockpiles and better maintenance have improved stability of electricity system
Electricity production fell by 1.2 per cent in the first 11 months of 2008 compared with 2007. Consumption was down by 1.5 per cent due to power cuts and energy-efficiency initiatives. Though Eskom’s reserve margin is still low, the electricity system is much more stable than a year ago due to lower demand, larger coal stockpiles and improved system maintenance.
Over the past year, higher coal and diesel prices have significantly raised the cost of electricity generation. The National Energy Regulator approved price increases of 27.5 per cent for 2008 and indicated that prices are likely to increase by between 20 and 25 per cent a year over the next three years. Over the medium term, it is expected that investment in new power projects and demand-side management measures will result in more reliable

2009 BUDGET REVIEW
electricity supply. Price increases should in due course align the price of power to the cost of supply, encouraging more efficient electricity use.
Improved maintenance, new dams and adjusted tariffs will support better water supply management
South Africa faces similar challenges with regard to water supply as demand growth outstrips supply. Better maintenance of infrastructure, new dam construction and cost-reflective tariffs will ensure that the supply challenges are managed in future.
Construction
After agriculture, construction was the best-performing sector in the first nine months of 2008, with gross value added expanding by 14.5 per cent, following exceptional growth of 17.2 per cent over the same period in 2007. The resilience of construction, despite a sharp slowdown in residential activity, is supported by continuing growth in infrastructure investment, particularly in transport, water, electricity and stadiums for the 2010 FIFA World Cup.
Residential building activity has declined in response to the housing market correction. The volume of residential building plans passed by large municipalities fell by 24.3 per cent in the first 11 months of 2008, and residential activity is likely to remain subdued until the cost of borrowing falls and the housing market stabilises.
International slowdown in construction is likely to result in greater skills availability in South Africa
Though the private sector is likely to curtail investment spending in 2009, the public-sector investment programme remains on track and is expected to support civil construction activity over the medium term. The international slowdown in building and construction activity should increase the availability of skilled personnel for local projects, while slower demand should also increase competition among contractors and lower building cost inflation.
Figure 2.7 Investment in construction works and buildings, 1998-2008
Data for 2008 is for the first three quarters of the year.

CHAPTER 2: ECONOMIC POLICY AND OUTLOOK
Financial services
The finance, insurance, real estate and business services sector grew by 5.8 per cent in the first nine months of 2008 compared to 6.4 per cent in the same period in 2007.
Domestic banking sector remains relatively insulated from the global crisis
The domestic banking sector has been relatively insulated from the global financial crisis due to adequate levels of capitalisation and low exposure to risky offshore assets. However, the cooling housing market, increased cost of borrowing and pressure on household disposable income have dampened sector profitability. More stringent criteria are being applied to new loan approvals in the wake of the global credit crunch. Non-performing loans as a percentage of gross loans and advances rose from 2 per cent in January 2008 to 2.9 per cent in August, but remain at manageable levels.
Transport and communication
Value added by the transport and communication sector grew by 4.1 per cent in the first three quarters of 2008 compared with 5.7 per cent in the same period in 2007.
Investments in airports, rail and roads contribute to strong growth in transport sector
Investment in the transport sector increased strongly in the first nine months of 2008, driven in part by state-owned enterprises’ infrastructure expansion programmes, such as the upgrading of airport terminals ahead of the 2010 FIFA World Cup and a major national roads maintenance programme. Investment in transport-related infrastructure projects will total R50.9 billion over the next three years. Transnet will invest R80.3 billion over the next five years to build a multi-product pipeline from Durban to Gauteng, expand the ports of Durban and Cape Town, and extend the coal and iron ore rail lines. Such investments are necessary to expand export capacity.
Undersea cable project will boost internet bandwidth in 21 African countries
The communication sector has also benefited from significant capacity expansion. To improve coverage and bandwidth by 2010, Telkom expects to spend R11.3 billion in 2008/09. Neotel, the second fixed-line operator, plans to invest R11 billion on its network over the next decade. The Eastern Africa Submarine Cable System, which will increase the bandwidth available to 21 African countries, including South Africa, is expected to be completed in the second half of 2010. Telkom, Neotel and MTN are partly funding the cable.
Employment and remuneration
The economy created nearly 2 million jobs over the past five years
The South African economy created nearly 2 million jobs over the past five years, lowering the unemployment rate from about 30 per cent to 23.2 per cent. Employment continued to rise in the first nine months of 2008, though at a slower pace. Non-agricultural formal employment grew by an estimated 1.8 per cent (149 000 jobs) between September 2007 and September 2008 after growth of 2.7 per cent in the previous year.

2009 BUDGET REVIEW
Figure 2.8 Labour market trends, 2001 – 2008
Includes historical revisions of Statistics South Africa’s March Labour Force Survey.
Employment gains were largely concentrated in service-oriented sectors such as community and personal services, and financial intermediation. Mining employment was buoyed by rising commodity prices in the year to September 2008.
Slowdown is leading to retrenchments in mining and retail trade
These increases in employment are at risk, however, as slower consumer spending and lower commodity prices have led to retrenchments in the retail trade sector and in mining. The sharp contraction in residential building activity has reduced employment in construction. Manufacturing employment has also declined.
Table 2.6 Employment in the formal non-agricultural sectors, September 2008

			Change from Sep	Percentage of
Thousands	Total employed	Annual change	2007	total

Mining and quarrying	528	23	4.6%	6.2%
Manufacturing	1 288	-30	-2.3%	15.2%
Utilities	59	4	7.3%	0.7%
Construction	470	-5	-1.1%	5.5%
Retail and wholesale trade	1 723	-18	-1.0%	20.3%
Finance, insurance, real estate	1 927	76	4.1%	22.7%
Transport & communication	365	7	2.0%	4.3%
Community & personal	2 132	92	4.5%	25.1%

Total	8 492	149	1.8%	100.0%

Source: Statistics South Africa
Nominal wage settlements were up strongly in 2008
Nominal wage settlements averaged 9.8 per cent in 2008, up from 7.3 per cent in 2007, in response to rising inflation and pressures on disposable income from high food and petrol prices. Growth in real wages and unit labour costs, however, has been moderate, and this will tend to support employment as economic growth weakens.

CHAPTER 2: ECONOMIC POLICY AND OUTLOOK
Domestic expenditure
Gross domestic expenditure growth slowed to about 3.4 per cent in 2008
Real growth in gross domestic expenditure slowed to an estimated 3.4 per cent in 2008 after growing at an average annual rate of 7.2 per cent between 2004 and 2007. This mainly reflects much slower growth in household consumption, which was partly offset by continued growth in investment expenditure and government consumption.
Table 2.7 Weighted contribution to domestic final demand, 2000 – 2008

Per cent	2000	2005	2006	2007	2008 [1]

Household consumption expenditure	2.7	4.3	5.3	4.2	2.0
Government consumption expenditure	0.5	0.9	0.9	0.9	0.8
Gross fixed capital formation	0.7	1.8	2.3	2.9	2.4

Domestic final demand	3.9	7.0	8.5	8.0	5.2

1.	Includes data for the first three quarters of the year.

Source: Reserve Bank
Household debt and consumption expenditure
After several years during which household debt rose strongly, growth in consumption spending has slowed sharply, to an estimated 2.5 per cent in 2008. The deceleration in household spending growth has been more prominent in consumer durable goods than services.
Households will benefit from cheaper petrol, lower inflation and reduced interest rates in 2009
Households have been affected by rapidly rising inflation, higher interest rates and receding wealth effects from falling property and equity prices. Reduced spending has improved household savings and lowered debt. The ratio of household debt to disposable income fell from 78.5 per cent to 75.3 per cent in the third quarter of 2008 and is likely to have fallen further in the fourth quarter. Real consumption is expected to decline by 0.2 per cent in 2009 before resuming growth of 1.9 per cent in 2010 and 3.2 per cent in 2011. Households will benefit from lower petrol prices, falling inflation and reduced interest rates in the period ahead.
Gross fixed capital formation
In the third quarter of 2008 fixed investment reached its highest level since 1985
Sustained increases in public-sector investment over the past several years and higher commodity prices contributed to the strong rise in fixed investment to 24 per cent of GDP in the third quarter of 2008, its highest level since 1985. Fixed investment growth for 2008 is projected at 11.5 per cent for the year as a whole.

2009 BUDGET REVIEW
Figure 2.9 Weighted contributions to total fixed investment growth, 2001 – 2008
Data for 2008 is for the first three quarters of the year.
Weight of public sector is becoming more pronounced in fixed investment
The impetus for growth is shifting from the private sector to general government and public corporations, which expanded real spending by 17.1 per cent and 33.7 per cent respectively in the first three quarters of 2008. The share of private spending in total investment fell from a peak of 74.8 per cent in the fourth quarter of 2005 to 66.6 per cent in the third quarter of 2008, while the share of public corporations rose from 11.2 per cent to 16.8 per cent during that time. General government accounts for 16.7 per cent of total investment.
The sharp rise in spending by public corporations is most striking in the electricity sector, where investment grew by 44.7 per cent in the first nine months of 2008. Transport and communications was the second-strongest performer, growing 20.3 per cent in the first three quarters of 2008 compared with 2007. Spending in these areas is having the greatest impact on investment in construction works, non-residential buildings and machinery and other equipment, which saw growth of 28.9 per cent, 15.4 per cent and 15.1 per cent respectively in the first nine months of 2008.
Money supply and credit extension
Slower credit extension has reduced growth in broad money supply
Slower credit growth dampened the pace of expansion in broad money supply (M3) to 14.5 per cent in December 2008, down from 23.6 per cent a year earlier.
Rapid growth in credit extension supported booming household consumption over the past five years. Credit growth moderated to 14 per cent in December 2008 from 23 per cent at the start of the year. Stagnant house prices and the National Credit Act have slowed growth in mortgage advances, which make up almost half of total credit extension, to 13.2 per cent in December 2008 from a peak of 30.9 per cent in October 2006. Credit extension to the corporate sector has also softened.

CHAPTER 2: ECONOMIC POLICY AND OUTLOOK
Figure 2.10 Growth in private-sector credit extension components, 1998-2008
Inflation and interest rates
Lower inflation will make room for interest rate cuts, supporting credit extension
Over the past two years inflation has been fuelled by rapid increases in food and oil prices, domestic capacity constraints, a weaker rand exchange rate and adjustments to electricity tariffs. CPIX inflation averaged 11.3 per cent in 2008. Lower oil and food prices, and weak domestic demand, are expected to bring inflation back within the 3 to 6 per cent target band during the first half of 2009. This will help to make room for monetary easing in the coming months, supporting credit extension to businesses and households.
Figure 2.11 Contributions to CPIX inflation, 2000-2008
Reweighted and rebased CPI replaces CPIX as target measure of inflation
From January 2009, headline CPI for all urban areas will replace CPIX as the new target measure of inflation. The reweighting and rebasing of the index is expected to result in a technical drop in the rate of CPI inflation for January, which will be released on 25 February.

2009 BUDGET REVIEW
Long-term inflation outlook is improving and monetary policy is adjusting
Long-term inflation expectations have improved. CPI inflation expectations for 2009 (surveyed in December 2008) decreased by 0.1 percentage point to 8.6 per cent and expectations for 2010 declined by 0.2 percentage points to 7.5 per cent. In response to the improved inflation outlook, the Reserve Bank cut interest rates in December 2008 and February 2009 by a cumulative total of 1.5 percentage points.
Conclusion
Policy supports a gradual recovery, but much depends on global environment
The effects of the global downturn will be felt for some time to come. Though economic activity is expected to contract most severely in developed countries, the ripple effects of weak demand, low confidence and reduced liquidity are being felt in every corner of the globe. Policy measures to restore market liquidity and to support domestic demand will help to lay the foundations for a gradual recovery. However, the outlook remains highly uncertain and the risks favour a more prolonged slump if developed-country efforts to stabilise the balance sheets of loss-making banks and financial institutions fail.
South Africa’s financial system has weathered the storm well so far, but the global contraction will constrain economic growth over the medium term.
South Africa must emerge from the crisis more productive and competitive
More expansionary fiscal and monetary policies will support a gradual recovery in domestic demand and help to sustain investments in public infrastructure that are essential for long-term growth. But with sights still set on the attainment of a higher sustainable rate of growth needed to reduce high levels of unemployment and poverty, South Africa must emerge from this crisis more productive and more globally competitive. This will require rapid progress on a range of microeconomic reforms to improve education and skills, lower the cost of doing business, ensure more efficient use of scarce resources, and improve the quality of government spending.

3
Fiscal policy
•	The rapid deterioration of the world economy, lower commodity prices and tighter credit will have considerable consequences for South Africa’s public finances. Having pursued a sound macroeconomic and fiscal stance over the past decade, government has the fiscal space to maintain spending in support of sustainable economic growth and social development.

•	While slowing economic activity will result in lower tax revenue, a low debt-to-GDP ratio combined with reduced debt service costs means that the 2009 Budget is able to add R161 billion to main budget non-interest expenditure without undermining sustainability or building up an excessive debt burden for future generations. This stance allows for an expansion of the public-sector infrastructure programme to enhance future economic capacity, while broadening the breadth and quality of public services and social transfers.

•	Higher spending and a decline in tax revenue in 2009/10 are expected to result in a budget deficit of 3.8 per cent of GDP. As the economy recovers, government savings can be expected to improve, with the deficit falling over the medium term.
Overview
Fiscal space allows for a sustainable response to the economic slowdown
With the economy slowing, government is maintaining the countercyclical policy stance that has been in place for a number of years. Sustained growth in expenditure and lower revenue collections result in a widening of the deficit next year. Low public debt and liquid South African capital markets will allow government to fund its borrowings largely from the domestic market.
The growth in government spending in the present context serves two broad purposes. Firstly, it ensures that the implementation of long-term service delivery priorities is not negatively affected by lower growth in revenue collection. Instead of being forced to cut back on

2009 BUDGET REVIEW
allocations when faced with lower revenue, government is able to devote greater resources to priority expenditure. This is a direct result of fiscal space created during the upward phase of the economic cycle.
What is countercyclical fiscal policy?
Countercyclical fiscal policy enables government to respond flexibly to the effects of the economic cycle. In adopting this stance, government manages its borrowing in a way that requires the fiscus to save temporary revenue gains when the economy is strong, and to borrow to compensate for temporary revenue losses when the economy is weak.
As a result, the fiscus experiences a cyclical decline in debt stock during the positive phase of the business cycle (sometimes referred to as creating fiscal space) and a cyclical increase in debt stock during the negative phase of the business cycle.
In terms of public finances, this means that expenditure and tax policy decisions made when revenue is cyclically high will still be affordable when cyclical revenues reverse. In principle, choices to increase spending on vital social and economic priorities such as infrastructure, social grants or wages when the economy is strong need not be reversed or financed by higher tax rates when the economy is underperforming.
Public-sector infrastructure programme supports aggregate demand and long-term growth potential
Secondly, by expanding government’s contribution to the economy, the fiscus is able to support economic activity at a time when global and domestic demand is faltering. This complements the role of monetary policy in supporting macroeconomic stability, reducing the impact of the downturn on households and mitigating its depth and duration. The public-sector infrastructure programme also supports aggregate demand and boosts vital job-generating sectors of the economy, while raising long-term growth potential. While other governments are seeking ways of generating new capital plans or bringing forward planned projects, South Africa’s investments have gathered strong momentum since 2004, providing an established and timely expansion of capital spending.

Figure 3.1	Capital spending as a percentage of consolidated government expenditure, 2000/01 – 20011/12

*	2008/09 - 2011/12 are based on forecasts.
Government’s ability to increase expenditure needs to be measured against the difficulties of raising large amounts of debt in the current environment. Government remains watchful to ensure that fiscal space

CHAPTER 3: FISCAL POLICY
remains available and that rising debt does not narrow opportunities for future economic development.
Over the medium term the economic cycle is forecast to become more supportive of growth. The resulting boost to tax revenue, combined with the moderation of growth in expenditure, is expected to result in the budget balance improving.
The fiscal stance responds to immediate and longer-term challenges
In summary, the 2009 Budget is able to accommodate short-term challenges while positioning the fiscus to take advantage of better conditions when the economic cycle turns.
Key features of the 2009 Budget include the following:
•	Consolidated government spending grows to 33.7 per cent of GDP in 2009/10, before declining to 32.3 per cent by 2011/12, with additional allocations to the main budget of R161 billion (including the loan to Eskom).

•	Total receipts decline to 29.9 per cent of GDP in 2009/10 from a high of 31.0 per cent in 2007/08.

•	The consolidated government budget deficit rises to 3.8 per cent of GDP in 2009/10 before moderating to 1.9 per cent by 2011/12.

•	Interest costs stabilise at about 2.5 per cent of GDP over the next three years.

•	The public sector borrowing requirement rises to 7.5 per cent of GDP in 2009/10 before moderating to 5.3 per cent by 2011/12.
The fiscal outlook
Real spending growth has enabled government to expand the social wage and increase investment
Between 2005/06 and 2008/09, real growth in spending by consolidated government has averaged about 8.2 per cent. This has enabled government to make a substantial contribution to the welfare of all South Africans by expanding the social wage, increasing transfers to households and accelerating infrastructure investment.
This strong growth in expenditure has been made possible in part by prudent fiscal management. Reduced deficits have led to debt service costs falling from 21.2 per cent of total national government spending in 1998/99 to just 7.5 per cent in 2009/10. The creation of fiscal space through lower debt costs has been supported by economic growth and rising tax revenue since 2004.
Budget shifts into a deficit, but as economy recovers savings will improve
Over the past year the fiscal stance has become significantly more expansionary, with lower revenue and higher expenditure resulting in an increase in the deficit. This change in the fiscal stance coincides with the changed economic outlook and enables government to continue financing its priorities over the cyclical decline in revenue while supporting aggregate demand. As the economy recovers, revenue growth combined with relatively slower growth in public spending will see government borrowing retreat and savings improve.

2009 BUDGET REVIEW
Trends in expenditure and revenue
Sustaining infrastructure spending a key objective
Due to the importance of infrastructure in public service provision and boosting growth potential, government has placed a stronger emphasis on capital spending since 2001. While take-up in these rising allocations was initially slow, from 2004/05 expenditure began to accelerate. After accelerating to 19.4 per cent in 2007, real growth in government capital formation is expected to remain strong, with an average of about 9.5 per cent over the next three years.

Figure 3.2	Gross fixed capital formation by the public sector, 1991 – 2011
Historical data based on Systems of National Accounts (SNA) data as published by the Reserve Bank

*	2008 - 2011 are based on forecasts.
An expanded role for development finance institutions
The non-financial public enterprises shoulder a significant share of the public sector’s broader capital investment programme. These investments, predominantly in energy, transport and water-related infrastructure, are key components of economic and social development and can be expected to raise the long-term growth potential of the economy. In addition, over the period ahead, government will support the role of its development finance institutions in infrastructure finance and provide selective support to state-owned enterprises by guaranteeing some of their debt.
Public-sector infrastructure expenditure will total R787 billion over the medium term
Table 3.1 shows that over the medium term, public-sector infrastructure expenditure plans total R787 billion. Major funding by government includes further allocations to the school building programme, public transport, housing, water and sanitation. In addition, non-financial public enterprises continue to invest in power generation, transmission, distribution, transport hubs, freight rail and pipelines.

CHAPTER 3: FISCAL POLICY
Table 3.1 Public sector infrastructure expenditure and estimates, 2005/06 – 2011/12

2008/09
				Revised	2009/10	2010/11	2011/12
R million	2005/06	2006/07	2007/08	estimate	Medium-term estimates

National departments [1,2]	4 909	4 631	5 712	7 157	8 024	8 641	12 867
Provincial departments [2]	22 535	27 112	29 395	34 664	39 899	46 517	52 439
Municipalities	16 865	21 084	30 736	46 093	49 496	53 738	59 074
Public private partnerships [3,4]	1 106	1 343	3 857	7 633	13 897	11 692	11 727
Extra-budgetary public entities	3 144	3 699	3 726	4 895	6 971	7 509	8 112

General government	48 559	57 869	73 426	100 442	118 288	128 098	144 219

Non-financial public enterprises [5]	22 145	25 736	56 765	90 192	119 585	131 335	145 842

Total	70 703	83 605	130 191	190 634	237 873	259 433	290 061

Percentage of GDP	4.5%	4.6%	6.3%	8.3%	9.6%	9.7%	9.8%
GDP	1 585 986	1 810 664	2 067 884	2 304 111	2 474 214	2 686 254	2 952 989

1.	Transfers between spheres have been netted out.

2.	Includes maintenance of infrastructure assets.

3.	Capital expenditure on PPPs overseen by the Treasury PPP Unit, SA National Roads Agency, Department of Public Works and at municipal level.

4.	PPPs reflect private sector contributions and SANRAL toll roads.

5.	2009/10 - 2011/12 are based on National Treasury estimations.
A balance is required between wages and other spending categories
Compensation of employees accounts for the greatest share of consumption expenditure. Goods and service spending has been rising strongly due to increased spending on school books, medicines and IT infrastructure. Government aims to maintain an appropriate balance between personnel spending, capital spending and social transfers. In 2007/08 and 2008/09, the wage bill grew more rapidly than anticipated. If government is to maintain its commitment to increasing public employment, some moderation of general salary increases will be appropriate.

Figure 3.3	General government consumption expenditure, 1991 – 2011
Historical data based on SNA data as published by the Reserve Bank.
Non-wage consumption expenditure excludes transfers to households.

*	2008 - 2011 are based on forecasts.

2009 BUDGET REVIEW
Transfers to households grow in line with social grants
Policy changes will result in an increase in the number of social grant recipients. As a result, transfers to households are expected to grow at about 6 per cent in real terms over the medium term.

Figure 3.4	Government transfers to households, 1992 – 2011
Historical data based on SNA data as published by the Reserve Bank.

*	2008 - 2011 are based on forecasts.
Revenue buoyancy falls in line with deceleration of the economy
On the revenue side, the downward revision in economic growth is expected to have a negative effect on tax collection. Lower consumption expenditure has already resulted in VAT coming in below expectations for 2008/09, while lower commodity prices and weaker economic growth will reduce income tax receipts from both companies and individuals. As the economy begins to recover, revenue growth should stabilise.
Financing
The combined effect of higher expenditure and declining revenue is that government will run a deficit that will need to be financed by borrowing.
Net loan debt rises in the short term
Over the past 13 years, net loan debt of national government has declined significantly, from 48.1 per cent of GDP in 1996/97 to an expected 22.6 per cent by the end of 2008/09. To protect the value of public expenditure and limit the extent of the economic downturn, borrowing will raise public debt to 27.4 per cent of GDP by 2011/12. This is necessary because a procyclical tightening of the fiscus through higher taxes or lower expenditure would remove demand from a slowing economy and significantly undermine public service delivery. As the economy recovers, the debt stock will decline as a percentage of GDP.

CHAPTER 3: FISCAL POLICY

Figure 3.5	Total net loan debt as a percentage of GDP, 1989/90 – 2011/12

*	2008/09 – 2011/12 are based on forecasts.
To finance the infrastructure programme, significant capital needs to be raised
The long-term infrastructure programme of the public sector requires significant capital to be raised through debt. In combination with the general government budget deficit this results in a significant widening of the public sector borrowing requirement to 7.5 per cent of GDP in 2009/10. While borrowing for capital expenditure (especially among the non-financial public enterprises) will continue beyond 2011/12, the recovery in the national government balance will lead to an overall reduction of the public sector borrowing requirement from 2010/11.

Figure 3.6	Public sector borrowing requirement as a percentage of GDP, 2005/06 – 2011/12

*	2008/09 – 2011/12 are based on forecasts.
Sustainability
Fiscal stance emphasises the need for sustainability of the public finances
The basic indicator of sustainability in the public finances is the primary balance, calculated as national government revenue minus non-interest expenditure. This shows how much revenue remains to pay debt service costs: if insufficient resources are available to service debt, the fiscus has to borrow to pay for interest charges. While this

2009 BUDGET REVIEW
might be possible in the medium term, it is not sustainable over the long term as borrowing to pay interest leads to a cycle of rising debt, crowding out non-interest expenditure.
Primary balance declines to a deficit position of 1.6 per cent
Lower revenue and countercyclical spending are expected to result in a primary balance of about -1.6 per cent of GDP in 2009/10. Given the extent and pace of the economic adjustment, this is not unexpected. The fiscus accommodates a primary deficit through higher borrowing, with the expectation that the primary balance will move back towards sustainable levels as economic growth begins to accelerate in 2010.

Figure 3.7	Primary balance of national government, 1996/97 – 2011/12

*	2008/09 - 2011/12 are based on forecasts.
The current balance is the difference between consolidated government revenue and expenditure, measuring the degree to which taxpayers finance the cost of public services and the extent to which the fiscal position will leave assets or liabilities for future generations.

Figure 3.8	The current balance and general government savings, 1991/92 – 2011/12
Current balance calculated at the consolidated government level of accounts.

*	2008/09 - 2011/12 are based on forecasts.

CHAPTER 3: FISCAL POLICY
Government is committed to running a positive savings position over the long term
A deficit means that borrowing must rise or assets must be run down to pay for services. The current budget balance of government (and therefore savings) will decline in the short term as a result of lower cyclical revenue and growth in current expenditure. Government remains committed to running a balanced or positive savings position over the long term. As the economy begins to recover and the share of capital spending rises, the current balance will improve.
The budget framework
In the 2009 Budget Review, the budget framework is presented at the consolidated government level, taking account of the consolidated revenue and expenditure of national government, the social security and RDP funds, the provinces and various public entities. This provides for a more complete view of the revenue and expenditure decisions of government and their effects on the economy.
Table 3.2 Consolidated government budget, 2005/06 – 2011/12

				2008/09
				Revised
R million	2005/06	2006/07	2007/08	estimate	2009/10	2010/11	2011/12

Gross tax receipts	437 234	518 009	597 491	655 762	692 568	757 131	832 473
Percentage of GDP	27.6%	28.6%	28.9%	28.5%	28.0%	28.2%	28.2%
plus: Non-tax receipts[1]	56 937	60 333	69 298	70 846	75 713	83 230	91 037
less: SACU transfers	-14 145	-25 195	-24 713	-28 921	-27 915	-26 237	-27 867

Total receipts	480 026	553 147	642 077	697 687	740 365	814 125	895 643
Percentage of GDP	30.3%	30.5%	31.0%	30.3%	29.9%	30.3%	30.3%

Current payments	301 107	329 154	367 439	431 090	472 376	516 941	558 054
Compensation of employees	155 215	172 230	197 131	234 790	258 124	280 332	299 588
Percentage of GDP	9.8%	9.5%	9.5%	10.2%	10.4%	10.4%	10.1%
Goods and services	89 999	100 171	112 249	136 996	152 812	168 631	183 082
Interest	54 731	55 512	56 569	58 002	59 995	66 486	73 779
Percentage of GDP	3.5%	3.1%	2.7%	2.5%	2.4%	2.5%	2.5%
Other current payments	1 163	1 242	1 489	1 302	1 446	1 491	1 605
Transfers and subsidies	146 091	170 280	201 897	239 702	294 611	304 642	304 398
Percentage of GDP	9.2%	9.4%	9.8%	10.4%	11.9%	11.3%	10.3%
Payments for capital assets	27 616	30 121	37 385	50 260	61 349	66 161	70 617
Percentage of GDP	1.7%	1.7%	1.8%	2.2%	2.5%	2.5%	2.4%
Contingency reserve	—	—	—	—	6 000	12 000	20 000

Total payments	474 814	529 556	606 721	721 052	834 336	899 744	953 069
Percentage of GDP	29.9%	29.2%	29.3%	31.3%	33.7%	33.5%	32.3%

Budget balance	5 211	23 591	35 356	-23 365	-93 970	-85 619	-57 426
Percentage of GDP	0.3%	1.3%	1.7%	-1.0%	-3.8%	-3.2%	-1.9%

1.	Includes sales of capital assets and transfers received.
Consolidated government revenue is expected to moderate as a percentage of GDP
Consolidated government revenue has increased significantly as a percentage of GDP over the past four years as a consequence of strong economic growth and more efficient revenue collection. Over the medium term, in line with more moderate economic growth and slowing private consumption, tax revenue is expected to moderate as a percentage of GDP.

2009 BUDGET REVIEW
The decline in gross tax revenue estimates between the 2007 and 2009 Budgets is indicative of slowing domestic economic activity. From 2010/11, however, the recovery in domestic economic growth is expected to boost collections. As a result, consolidated government revenue is expected to stabilise at about 30.2 per cent of GDP over the medium term.
Debt service costs stabilise at about 2.5 per cent of GDP over the MTEF period
Since peaking in 1998/99, debt service costs have declined as a share of GDP and expenditure, freeing additional resources for spending in support of government’s social and economic programmes. Debt service costs are expected to remain low in comparison to long-term levels, stabilising at about 2.5 per cent of GDP over the MTEF period.
Consolidated government expenditure averages 33.2 per cent of GDP across the next three years. This allows for additional spending of R161 billion at the main budget level. Including inflation adjustments and R50 billion of the Eskom loan, new allocations to the main budget are R60.5 billion in 2009/10, R47.8 billion in 2010/11 and R52.4 billion in 2011/12.
Consolidated government budget improves to a deficit of 1.9 per cent in 2011/12
The 2009 consolidated government budget moves to a deficit of 3.8 per cent in 2009/10, and improves to a deficit 1.9 per cent in 2011/12.
Consequences of weaker imports for the Southern African Customs Union
Botswana, Lesotho, Namibia and Swaziland (BLNS) and South Africa are members of the Southern African Customs Union (SACU). The customs and excise revenue of each member state is collected into a common revenue pool, distribution of which is governed by a 2002 revenue-sharing formula.
For 2006/07, the contribution by BLNS totalled R790 million, just under 2 per cent of the total revenue of R41.3 billon paid into the pool. The remaining 98 per cent of revenue was paid by South Africa, including duties collected for goods re-exported via South Africa to other members. This is because some of the revenue paid into the pool by South Africa is collected on behalf of BLNS. Customs revenue comprises 57 per cent and excise revenue 43 per cent of the revenue pool.
The revenue-sharing formula results in more than 50 per cent of revenue in the pool being transferred to BLNS. These revenues are also a significant part of the budgets of these countries, representing over 50 per cent of the budget revenue of Lesotho and Swaziland and over 20 per cent in the case of Botswana and Namibia.
Between 2000/01 and 2006/07, revenue transfers paid from the common revenue pool to BLNS grew by 22 per cent a year, from R8.4 billion in 2000/01 to R25.2 billion in 2006/07. This was the result of exceptionally strong import growth and growing demand for high-tariff imports, such as motor vehicles.
Customs duty revenues are extremely volatile, performing above expectation when the economy is growing strongly but poorly when the economy slows. As a result of this volatility, SACU members face a financing risk when imports to the region slow. With the changed economic environment, South Africa’s import growth is forecast to slow considerably. Customs duties for 2008/09 are expected to be R7 billion less than expected. Where member states rely on this revenue to finance a significant part of their expenditure, falling import growth will present a substantial challenge to coming budgets.
A total of R27.9 billion in 2009/10, R26.2 billion in 2010/11 and R27.9 billion in 2011/12 is expected to be transferred to BLNS. These estimates are subject to revision if customs revenue collections perform more poorly or more strongly than anticipated.

CHAPTER 3: FISCAL POLICY
Revisions to 2007/08 and 2008/09 main budget estimates
The main budget consists of the receipts and expenditure of the National Revenue Fund. Revisions to the main budget estimates are shown in Tables 3.3 and 3.4 below.
A main budget surplus of R18.3 billion in 2007/09
Total expenditure in 2007/08 was R7.6 billion greater than the original 2007 Budget estimate and R618 million lower than the revised budget estimate. Higher-than-expected revenue collection totalling R15.2 billion and underspending contributed to a main budget surplus for 2007/08 of R18.3 billion.
Table 3.3 Revised estimates of main budget revenue and expenditure, 2007/08 and 2008/09

		2007/08			2008/09		% change
	Budget			Budget	Revised		2007/08 –
R million	estimate	Outcome	Deviation	estimate	estimate	Deviation	2008/09

Revenue
Direct taxes	319 130	339 108	19 978	378 194	391 686	13 492	15.5%
Indirect taxes	237 432	233 707	-3 725	264 075	236 007	-28 068	1.0%
Other revenue	11 093	11 672	579	12 005	12 352	347	5.8%
Less: SACU payments	-23 053	-24 713	-1 660	-28 921	-28 921	—	17.0%

Total revenue	544 602	559 774	15 172	625 353	611 124	-14 229	9.2%

Expenditure
State debt cost	52 916	52 877	-39	51 236	54 281	3 045	2.7%
Current payments[1]	91 413	88 756	-2 657	101 478	103 692	2 214	16.8%
Transfers and subsidies	379 897	391 895	11 998	444 917	466 883	21 966	19.1%
Payments for capital assets[1]	6 647	7 970	1 323	7 465	9 051	1 586	13.6%
Contingency reserve	3 000	—	-3 000	6 000	—	-6 000	0.0%

Total expenditure	533 873	541 499	7 626	611 096	633 907	22 811	17.1%
Increase in non-interest allocated expenditure			10 664			25 766

Main budget balance[2]	10 728	18 275	7 547	14 257	-22 783	-37 040
percentage of GDP	0.6%	0.9%	0.3%	0.6%	-1.0%	-1.6%

Gross domestic product	1 938 934	2 067 884		2 286 906	2 304 111

1.	Excludes conditional grants to provinces and local government, which are included in transfers and subsidies.

2.	A positive number reflects a surplus and a negative number a deficit.
The estimated budget balance for 2008/09 declines to a deficit of R22.8 billion from a projected surplus of R14.3 billion at the time of the 2008 Budget. A downward revision to gross tax revenue estimates of R14.6 billion and additional expenditure of R22.8 billion have contributed to the deterioration in the main budget balance.
Significant change to budget balance since February 2008
The 2009 Budget adjusts the forward estimates tabled in the 2008 Budget for 2009/10 and 2010/11 to take account of changes in the economic environment and policy priorities, and adds projections for 2011/12. Table 3.4 illustrates the substantial reduction in revenue projections, and upward adjustment to spending plans associated with the change in economic outlook since February 2008.

2009 BUDGET REVIEW
Table 3.4 Main budget medium-term estimates, 2009/10 – 2011/12

		2009/10			2010/11		2011/12
	2008			2008
	Forward	2009	Change to	Forward	2009	Change to	2009
R million	estimate	Budget	baseline	estimate	Budget	baseline	Budget

Revenue
Direct taxes	418 822	397 570	-21 252	464 064	433 564	-30 499	479 483
Indirect taxes	292 659	261 734	-30 925	313 884	287 371	-26 513	314 184
Other revenue	13 550	11 602	-1 948	15 000	14 375	-625	15 426
Less: SACU payments	-32 143	-27 915	4 228	-33 992	-26 237	7 755	-27 867

Total revenue	692 888	642 990	-49 898	758 956	709 074	-49 882	781 226
Percentage of GDP	27.6%	26.0%		27.5%	26.4%		26.5%

Expenditure
State debt cost	51 125	55 268	4 143	51 156	60 140	8 984	66 826

Current payments[1]	112 414	114 990	2 576	122 408	125 490	3 083	135 762
Transfers and subsidies	496 915	553 774	56 860	541 332	585 511	44 179	613 070

Payments for capital assets[1]	9 152	8 530	-622	9 774	9 213	-561	13 313
Contingency reserve	12 000	6 000	-6 000	20 000	12 000	-8 000	20 000

Total expenditure	681 606	738 563	56 957	744 670	792 354	47 684	848 971
Percentage of GDP	27.2%	29.9%		27.0%	29.5%		28.7%

Main budget balance[2]	11 282	-95 573	-106 854	14 286	-83 280	-97 566	-67 745
percentage of GDP	0.5%	-3.9%	-4.3%	0.5%	-3.1%	-3.6%	-2.3%

Gross domestic product	2 506 870	2 474 214		2 758 552	2 686 254		2 952 989

1.	Excludes conditional grants to provinces and local government, which are included in transfers and subsidies.

2.	A positive number reflects a surplus and a negative number a deficit.
An indicator of the fiscal stance after adjusting for the effects of the economic cycle is provided by the structural main budget balance. The Eskom loan has been removed from the calculations as it is a once-off expenditure and cannot be considered structural. The structural budget balance averages -3.2 per cent of GDP over the next three years.

Figure 3.9	Main budget and structural budget balances, 2000/01 – 2011/12
Budget balances exclude the R60 billion Eskom loan

*	2008/09 – 2011/12 are based on forecasts.
Structural budget balance widens
The widening in the deficit is the result of two broad factors. Firstly, while key commodity prices have fallen, the prices of South Africa’s export commodities have come down by less than the price of import

CHAPTER 3: FISCAL POLICY
commodities (mainly oil). As a result, the economy still benefits from positive cyclical revenue that must be removed from the structural budget. Secondly, growth in expenditure and the weaker economic outlook result in a structurally higher expenditure-to-GDP ratio.
Consolidated general government
Consolidated accounts of general government show the full extent of the revenue and expenditure
The consolidated accounts of general government represent the full extent of the revenue and expenditure for all levels of government. These estimates are made by aggregating the revenue and expenditure of the main budget, the social security funds, foreign technical cooperation accounts, the provinces, extra-budgetary institutions (including universities and technikons) and local authorities. Flows between institutions are netted out. The consolidated general government account for 2007/08 is set out in Table 3.5.
Table 3.5 Consolidated accounts of general government,1 2007/08

		Social		Extra-		Consolidated
	Main	security		budgetary	Local	general
R million	budget	funds	Provinces	institutions[2]	authorities[3]	government

Current receipts	559 544	25 176	9 241	28 702	92 136	714 799
Tax receipts (net of SACU)	548 102	20 868	3 808	124	21 016	593 918
Non-tax receipts	11 442	4 308	5 433	28 578	71 120	120 880
Sales of capital assets	230	—	124	340	76	770

Total own account receipts	559 774	25 176	9 365	29 042	92 212	715 569
Percentage of total	78.2%	3.5%	1.3%	4.1%	12.9%	100.0%
Transfers received[4]	2 105	9	208 669	49 015	39 702	2 105

Total receipts	561 879	25 184	218 034	78 057	131 914	717 674

Current payments	142 662	1 546	164 001	58 686	110 100	476 994
Compensation of employees	56 270	906	119 837	24 497	31 877	233 386
Goods and services	33 334	640	43 844	33 168	76 115	187 100
Interest	52 877	—	77	243	1 793	54 990
Other current payments	181	—	244	778	316	1 519
Transfers and subsidies[5]	391 895	14 810	35 770	9 307	1 353	155 740
Payments for capital assets	8 999	120	17 024	3 076	34 465	63 684

Total payments	543 556	16 475	216 795	71 069	145 918	696 418
Percentage of total	78.1%	2.4%	31.1%	10.2%	21.0%	100.0%

Budget balance[6]	18 323	8 709	1 239	6 988	-14 004	21 255
Percentage of GDP	0.9%	0.4%	0.1%	0.3%	-0.7%	1.0%

Extraordinary payments	-776	—	—	—	—	-776
Extraordinary receipts	2 871	—	—	—	—	2 871

Borrowing requirement (-)	20 418	8 709	1 239	6 988	-14 004	23 351

1.	Due to classification differences and other adjustments, these estimates do not correspond fully to the government finance accounts published by the Reserve Bank.

2.	Including universities and technikons.

3.	Including the net financing requirement of local government enterprises.

4.	RDP Fund grants are included in the main budget. Grants received by other spheres are transfers from the main budget or from provinces to local authorities.

5.	Including transfers and subsidies to other spheres of government.

6.	A positive number reflects a surplus and a negative number a deficit.
In 2007/08, general government raised R717.7 billion, or 34.7 per cent of GDP, in revenue. Of this, 78.3 per cent was collected by national government. General government expenditure in 2007/08 totalled R696.4 billion, or 33.7 per cent of GDP. Of this expenditure, over half

2009 BUDGET REVIEW
took place at provincial and local government level. The consolidated general government deficit is the sum of the deficits of all the levels of government and extra-budgetary institutions and accounts. In 2007/08, the consolidated general government budget balance showed a surplus of 1.0 per cent of GDP.
Public sector borrowing requirement
The public sector borrowing requirement represents the funds needed to cover any deficit in the financing of public-sector activities, including non-financial public enterprises.
Public sector borrowing increases to support infrastructure investment
Public sector borrowing is expected to increase significantly, moving from a cash surplus of 0.6 per cent of GDP in 2007/08 to borrowing of 7.5 per cent of GDP by 2009/10. This is the result of two broad factors. Firstly, the infrastructure programme of the public sector requires significant resources to be raised through borrowing. Secondly, the countercyclical widening of the main budget balance in response to deterioration in the economic outlook requires national government to raise significantly more finance. As the economic recovery feeds through into higher tax revenue in 2010/11, the main budget balance will improve, leading to a decline in general government borrowing in later years.
Eskom and Transnet account for the largest share of borrowing
The borrowing of the non-financial public enterprises stabilises at about R90 billion a year over the period, with Eskom and Transnet accounting for the largest share of this amount. Recognising the scale of this investment programme and the need to raise the required finance at the lowest possible cost, fiscal support to Eskom through a loan and guarantees has been agreed.
Table 3.6 Public sector borrowing requirement, 2005/06 – 2011/12

				2008/09
	2005/06	2006/07	2007/08	Revised	2009/10	2010/11	2011/12
R million		Outcome		estimate	Medium-term estimates

Main budget	4 936	-11 005	-18 275	22 783	95 573	83 280	67 745
Extraordinary payments	4 554	4 214	776	5 246	900	—	—
Extraordinary receipts	-6 905	-3 438	-2 871	-8 123	-6 100	-1 000	-1 000
RDP Fund	-224	-4	-48	-200	-200	-200	-200

Borrowing requirement	2 361	-10 233	-20 418	19 706	90 173	82 080	66 545
Social security funds	-7 558	-6 414	-8 709	-9 158	-9 488	-11 238	-11 946
Provinces	17	-313	-1 239	9 873	-917	-2 408	-2 749
Extra-budgetary institutions	-4 955	-6 439	-6 988	-3 719	-3 014	-3 034	-3 186
Local authorities	9 928	7 420	14 004	16 394	17 558	18 005	18 995

General government borrowing	-207	-15 979	-23 351	33 097	94 312	83 405	67 660
Percentage of GDP	0.0%	-0.9%	-1.1%	1.4%	3.8%	3.1%	2.3%
Non-financial public enterprises [1]	-6 858	11 277	11 182	57 362	91 434	90 069	90 103

Public sector borrowing requirement	-7 065	-4 702	-12 169	90 459	185 746	173 474	157 763
Percentage of GDP	-0.4%	-0.3%	-0.6%	3.9%	7.5%	6.5%	5.3%

Gross domestic product	1 585 986	1 810 664	2 067 884	2 304 111	2 474 214	2 686 254	2 952 989

1.	Estimates are based on National Treasury projections.

4
Revenue trends and tax proposals
•	This year’s tax proposals are intended to meet the requirements of the fiscus while supporting consumer and business confidence in the context of a weakening economy.

•	Significant adjustments have been made to personal income tax brackets, the primary rebate and some thresholds to adjust for the effects of higher inflation during 2008, and to provide real tax relief. Environmental initiatives that promote sustainable development, energy efficiency and investment in new technologies receive support. Industrial policy tax incentives announced last year will be implemented in 2009 and should encourage private-sector investment.

•	The South African economy has entered a period of slower growth, and this is reflected in lower revenue growth, especially for VAT. Tax revenue for 2008/09 is projected to total R627.7 billion, R14.4 billion less than the budgeted R642.1 billion. Estimated gross tax revenue for 2009/10 is R659.3 billion, or 5 per cent higher than the revised estimate for 2008/09.
Overview
The economic slowdown is having a negative impact on tax revenues
The tax proposals and revenue projections take cognisance of a significantly weaker economic environment. The global financial crisis, recession in most of the developed world, a dramatic decline in commodity prices and cooling domestic consumption expenditure have all contributed to a decline in aggregate demand and business confidence. The economic slowdown is having a negative impact on tax revenues, with the revised estimated tax revenue for 2008/09 projected to be R14.4 billion lower than the budgeted R642.1 billion announced in February 2008. Falling domestic consumption resulted in lower-than-expected VAT collections.

2009 BUDGET REVIEW
2009 tax proposals provide relief to households
The 2009 tax proposals provide real tax relief to households. A combination of incentives and taxes is proposed to address environmental concerns, with a particular focus on energy efficiency, furthering another key objective of government. The South African Revenue Service (SARS) continues to improve its operational efficiency, and additional steps are proposed to support its modernisation agenda.
Main tax proposals
The main tax proposals include:
•	Personal income tax relief for individuals amounting to R13.6 billion

•	Delaying implementation of new mineral and petroleum royalties until 1 March 2010

•	A final set of amendments to support dividends tax reform

•	Incentives for investments in energy-efficient technologies

•	Implementation of the electricity levy announced in Budget 2008

•	Making certified emission reduction credits tax exempt or subject to capital gains tax, instead of normal income tax

•	Taxation of energy-intensive light bulbs

•	Reforms to the motor vehicle ad valorem excise duties

•	Increases in the Road Accident Fund (RAF) and general fuel levies

•	Tax-sharing arrangements with municipalities

•	Increases in excise duties on alcoholic beverages and tobacco products

•	An increase in the international air passenger departure tax

•	Reviewing the tax treatment of travel (motor vehicle) allowances to improve the equity and transparency of the tax system

•	Amendments to the treatment of contributions to medical schemes.
Consolidated national revenue estimates
Revised consolidated revenue estimated at R637.8 billion for 2008/09
Table 4.1 sets out consolidated national revenue from 2007/08 to 2011/12, consisting of main budget revenue and the receipts of social security funds. Consolidated national revenue in 2007/08 amounted to R585 billion, which is 3.4 per cent higher than the 2007 Budget estimate. The revised figure for 2008/09 is estimated at R637.8 billion, which is 1.9 per cent lower than the 2008 Budget estimate.

CHAPTER 4: REVENUE TRENDS AND TAX PROPOSALS
Table 4.1 Consolidated national revenue, 2007/08 – 2011/12

2008/09
	2007/08	Budget	Revised	2009/10	2010/11	2011/12
R million	Outcome	estimate	estimate	Medium-term estimates

Main budget revenue
Tax revenue[1]	572 815	642 089	627 693	659 304	720 935	793 667
Non-tax revenue[2]	11 672	12 185	12 352	11 602	14 375	15 426
Less: SACU payments	-24 713	-28 921	-28 921	-27 915	-26 237	-27 867

Total main budget revenue	559 774	625 353	611 124	642 990	709 074	781 226
Percentage of GDP	27.1%	27.3%	26.5%	26.0%	26.4%	26.5%

Social security funds revenue
Tax revenue	20 868	21 631	22 336	27 011	29 531	31 810
Non-tax revenue[3]	4 308	3 053	4 302	4 432	5 097	5 860

Total social security revenue	25 176	24 683	26 639	31 443	34 628	37 670

Consolidated national revenue[4]	584 950	650 036	637 762	674 433	743 702	818 896

1.	Mining leases and ownership has been reclassified as non-tax revenue (rent on land). Historical numbers have been adjusted for comparative purposes.

2.	Includes interest, dividends, sales of goods and services, other miscellaneous departmental receipts, financial transactions in assets and liabilities, sales of capital assets, mining leases and ownership (see note no. 1) and mineral royalties.

3.	Includes own revenue, sale of capital assets and grants received.

4.	Transfers between funds have been netted out.
National budget revenue – revised estimates
Table 4.2 highlights budget estimates and revenue outcomes of the major tax instruments for 2007/08 and projected revenue outcomes for 2008/09. Tables 2 and 3 in Annexure B set out these trends in greater detail.
Outcome for 2007/08 and revised estimate for 2008/09
Main budget revenue for 2007/08 was R15.2 billion higher than projected
Audited results show that main budget revenue for 2007/08 of R559.8 billion was R15.2 billion or 2.8 per cent higher than the budgeted estimate.
Based on the revised macroeconomic projections outlined in Chapter 2 and revenue trends for the first nine months of the fiscal year, the main budget revenue estimate for 2008/09 is revised to R611.1 billion, 2.3 per cent lower than the R625.4 billion announced in the 2008 Budget. The lower revised tax revenue estimate is a reflection of the slowdown in the economy.
Revenue from VAT, customs duties, transfer duties and the general fuel levy are revised downwards by R12.1 billion, R7.3 billion, R3.6 billon and R2 billion respectively. Over the medium term, lower revenue collection will also have an adverse effect on revenue for neighbouring countries in the Southern African Customs Union.
The number of registered individual taxpayers has grown to 5.4 million
Revenue from personal income taxes is expected to increase to R199 billion, R8 billion higher than the original estimate, largely as a result of higher inflation and higher nominal salary increases. During 2008, the number of registered individual taxpayers increased to 5.4 million, from 5.2 million in 2007.

2009 BUDGET REVIEW
The revised estimate for corporate income tax revenue is R162 billion, which is R5.5 billion higher than the original budgeted amount. The more robust revenue performance reflects the improved business climate during the latter part of 2007 and the first half of 2008, which takes some time to filter through into revenue.
Table 4.2 Main budget estimates and revenue outcome, 2007/08 and 2008/09

					2008/09		2007/08–
		2007/08			Revised		2008/09%
R million	Budget	Outcome	Deviation	Budget	estimate	Deviation	change[1]

Taxes on income and profits	312 150	332 058	19 908	369 754	383 635	13 881	15.5%
Persons and individuals	155 335	168 774	13 439	191 046	199 000	7 954	17.9%
Companies	138 515	140 120	1 605	156 471	162 000	5 529	15.6%
Secondary tax on companies	16 000	20 585	4 585	20 000	20 000	—	-2.8%
Interest on overdue income tax	2 300	2 281	-19	2 237	2 365	128	3.7%
Other taxes on income and profits[2]	—	298	298	—	270	270	-9.5%
Taxes on payroll and workforce	6 500	6 331	-169	7 530	7 256	-274	14.6%
Skills development levy	6 500	6 331	-169	7 530	7 256	-274	14.6%
Taxes on property	10 995	11 884	889	14 212	9 710	-4 502	-18.3%
Securities transfer tax	3 465	3 757	292	4 682	3 875	-807	3.1%
Transfer duties	7 050	7 408	358	8 620	5 040	-3 580	-32.0%
Other taxes on property[3]	480	719	239	910	795	-115	10.6%
Domestic taxes on goods and services	199 045	194 690	-4 355	218 420	202 064	-16 356	3.8%
Value-added tax	155 068	150 443	-4 625	167 028	154 919	-12 109	3.0%
Specific excise duties	17 792	18 218	426	20 401	20 420	19	12.1%
Ad valorem excise duties	1 415	1 480	65	1 682	1 370	-312	-7.5%
Levies on fuel	23 938	23 741	-197	26 434	24 480	-1 954	3.1%
Other domestic taxes on goods and services[4]	832	808	-24	2 875	875	-2 000	8.3%
Taxes on international trade and transactions	27 485	27 082	-403	31 473	24 410	-7 063	-9.9%
Customs duties	27 084	26 470	-614	31 073	23 780	-7 293	-10.2%
Miscellaneous customs and excise receipts	401	612	211	400	630	230	2.9%
Stamp duties and fees	222	557	335	700	618	-82	10.9%
State miscellaneous revenue[5]	—	212	212	—	—	—	—

Total tax revenue	556 397	572 815	16 418	642 089	627 693	-14 396	9.6%
Non-tax revenue[6]	11 258	11 672	414	12 185	12 352	167	5.8%
of which:
Mining leases and ownership [7]	165	56	-109	180	495	315	—
Less: SACU payments	-23 053	-24 713	-1 660	-28 921	-28 921	—	17.0%

Main budget revenue	544 602	559 774	15 172	625 353	611 124	-14 229	9.2%

1.	Percentage change 2007/08 outcome versus 2008/09 revised estimate.

2.	Includes tax on retirement funds and small business tax amnesty.

3.	Includes estate duty and donations tax.

4.	Includes air departure tax, plastic bags levy and the Universal Service Fund.

5.	Tax revenue received by SARS that could not be allocated to a specific tax instrument.

6.	Includes interest, dividends, sales of goods and services, other miscellaneous departmental receipts, financial transactions in assets and liabilities, sales of capital assets and mining leases and ownership.

7.	Mining leases and ownership has been reclassified from tax revenue to non-tax revenue (rent on land).

CHAPTER 4: REVENUE TRENDS AND TAX PROPOSALS
Revenue estimates and 2009/10 tax proposals
Main budget revenue in 2009/10 is estimated to be R647.6 billion before tax changes are considered
Table 4.3 sets out the estimates of revenue before consideration of tax proposals for 2009/10, based on the existing tax structure. Main budget revenue in 2009/10 is estimated to be R647.6 billion before the consideration of any tax changes. Personal income tax revenue is projected to increase by 11.1 per cent to R221 billion and VAT revenues by 9 per cent to R168.8 billion. Revenue from corporate income tax is projected to raise R161 billion, marginally down from the revised figure for 2008/09.
Global slowdown introduces downside risk element into revenue projections
The current global economic environment presents an element of downside risk to the revenue outlook, particularly in relation to corporate income tax as the effects of slower growth filter through.
Table 4.3 Estimates of revenue before tax proposals, 2009/10

	2008/09	2009/10	2008/09–
	Revised	Before tax	2009/10
R million	estimate	proposals	% change[1]

Taxes on income and profits	383 635	403 590	5.2%
Persons and individuals	199 000	221 000	11.1%
Companies	162 000	161 000	-0.6%
Secondary tax on companies	20 000	19 000	-5.0%
Interest on overdue income tax	2 365	2 560	8.2%
Other taxes on income and profits	270	30	-88.9%
Taxes on payroll and workforce	7 256	7 750	6.8%
Skills development levy	7 256	7 750	6.8%
Taxes on property	9 710	10 420	7.3%
Securities transfer tax	3 875	4 300	11.0%
Transfer duties	5 040	5 340	6.0%
Other taxes on property	795	780	-1.9%
Domestic taxes on goods and services	202 064	216 832	7.3%
Value-added tax	154 919	168 807	9.0%
Specific excise duties	20 420	20 500	0.4%
Ad valorem excise duties	1 370	1 350	-1.5%
Levies on fuel	24 480	25 200	2.9%
Other domestic taxes on goods and services	875	975	11.4%
Taxes on international trade and transactions	24 410	25 287	3.6%
Customs duties	23 780	24 635	3.6%
Miscellaneous customs and excise receipts	630	652	3.5%
Stamp duties and fees	618	—	—

Total tax revenue	627 693	663 879	5.8%
Non-tax revenue	12 352	11 602	-6.1%
of which:
Mining leases and ownership [2]	495	325	-34.3%
Less: SACU payments	-28 921	-27 915	-3.5%

Main budget revenue	611 124	647 565	6.0%

1.	Percentage change 2008/09 revised estimate versus 2009/10 estimate before tax proposals.

2.	Mining leases and ownership has been reclassified from tax revenue to non-tax revenue (rent on land).

2009 BUDGET REVIEW
Actual revenue collections and medium-term estimates
Table 4.4 sets out the actual revenue collections for 2005/06 to 2007/08, the revised estimate for 2008/09 and the medium-term estimates for 2009/10 to 2011/12. More detailed information is provided in Tables 2 and 3 of Annexure B.
Table 4.4 Main budget revenue, 2005/06 – 2011/12

	2005/06	2006/07	2007/08	2008/09	2009/10	2010/11	2011/12
R million		Outcome		Revised	Medium-term estimates

Taxes on income and profits	230 804	279 991	332 058	383 635	389 040	424 280	469 384
Taxes on payroll and workforce	4 872	5 597	6 331	7 256	7 750	8 424	9 149
Taxes on property	11 138	10 332	11 884	9 710	10 420	11 530	13 100
Domestic taxes on goods and services	151 224	174 671	194 690	202 064	226 757	250 039	273 590
Taxes on international trade and transactions	18 202	24 002	27 082	24 410	25 337	26 662	28 444
Stamp duties and fees	793	616	557	618	—	—	—
State miscellaneous revenue[1]	164	339	212	—	—	—	—

Tax revenue	417 196	495 549	572 815	627 693	659 304	720 935	793 667
Non-tax revenue[2]	8 697	10 843	11 672	12 352	11 602	14 375	15 426
of which:
Mineral royalties	—	—	—	—	—	2 890	3 820
Mining leases and ownership [3]	138	-34	56	495	325	340	355
Less: SACU payments	-14 145	-25 195	-24 713	-28 921	-27 915	-26 237	-27 867

Main budget revenue	411 748	481 197	559 774	611 124	642 990	709 074	781 226
Percentage of GDP	26.0%	26.6%	27.1%	26.5%	26.0%	26.4%	26.5%
GDP (R billion)	1 586.0	1 810.7	2 067.9	2 304.1	2 474.2	2 686.3	2 953.0
Tax/GDP multiplier	1.59	1.33	1.10	0.84	0.68	1.09	1.02

1.	Revenue received by SARS in respect of taxation which could not be allocated to a specific tax instrument.

2.	Includes interest, dividends, rent on land (which includes mineral royalties and mining leases and ownership), sales of goods and services, other miscellaneous departmental receipts, transactions in assets and liabilities and sales of capital assets. The 2006/07 outcome has been restated in the 2007/08 financial statements.

3.	Mining leases and ownership has been reclassified from tax revenue to non-tax revenue (rent on land).
Overview of tax proposals
Table 4.5 shows the anticipated revenue impact of the 2009/10 tax proposals, the net effect of which is to reduce total estimated tax revenue by R4.6 billion. The table includes the electricity tax (announced in 2008) and the diamond export levy (enacted during 2008), both of which will only be implemented during 2009/10.
Annexure C contains additional tax proposals of a more technical nature. The tax proposals will be published in draft legislation and will be refined following a consultation process.

CHAPTER 4: REVENUE TRENDS AND TAX PROPOSALS
Table 4.5 Summary effects of tax proposals, 2009/10

Effect of tax
R million	proposals

Tax revenue	663 879
Non-tax revenue[1]	11 602
Less: SACU payments	-27 915

Main budget revenue (before tax proposals)	647 565
Budget 2009/10 proposals:	-4 575
Personal income tax	-13 550
Adjust personal income tax rate structure	-13 000
Adjustment in monetary thresholds (medical scheme contributions and savings)	-550
Business taxes	-1 000
Industrial policy	-1 000
Indirect taxes	9 975
Increase in general fuel levy	4 890
Electricity tax	2 780
Incandescent light bulb levy	20
Air passenger departure tax	120
Plastic bag levy	15
Diamond export levy	50
Increase in excise duties on tobacco products and alcoholic beverages	2 100

Main budget revenue (after tax proposals)	642 990

1.	Includes mining leases and ownership.
Relief for individuals
Personal income tax relief
Economic growth supported substantial tax relief over past decade
Over the past decade substantial tax relief has been provided to individuals. Real personal income tax relief was made possible by buoyant corporate income tax revenues as a result of an improved culture of compliance and higher corporate profits.
The 2009 Budget proposes personal income tax relief to individual taxpayers amounting to R13.6 billion. This will compensate taxpayers for wage inflation (“bracket creep”).
Taxpayers with an annual taxable income below R150 000 will receive 45 per cent of the proposed relief; those with an annual taxable income between R150 001 and R250 000, 22 per cent; those with an annual taxable income between R250 001 and R500 000, 21 per cent; and those with an annual taxable income above R500 000, 12 per cent.
About 18 per cent of taxpayers account for 67 per cent of personal income tax revenue
Alongside corporate income tax and VAT, personal income tax is one of the three main tax instruments and provides the basis for the progressive structure of South Africa’s tax system. It is estimated that the 12.5 per cent of registered individual taxpayers with an annual taxable income between R250 001 and R500 000 will account for 29 per cent of personal income tax revenues, and the 5.5 per cent of registered individual taxpayers with an annual taxable income above R500 000 will account for 38 per cent of personal income tax revenues during 2009/10.

2009 BUDGET REVIEW
Table 4.6 Personal income tax rate and bracket adjustments, 2008/09 and 2009/10

	2	008/09		2	009/10
Taxable income		Rates of tax	Taxable income		Rates of tax

R0 – R122 000		18% of each R1	R0 – R132 000		18% of each R1
R122 001 – R195 000		R21 960 + 25% of the amount above R122 000	R132 001 – R210 000		R23 760 + 25% of the amount above R132 000
R195 001 – R270 000		R40 210 + 30% of the amount above R195 000	R210 001 – R290 000		R43 260 + 30% of the amount above R210 000
R270 001 – R380 000		R62 710 + 35% of the amount above R270 000	R290 001 – R410 000		R67 260 + 35% of the amount above R290 000
R380 001 – R490 000		R101 210 + 38% of the amount above R380 000	R410 001 – R525 000		R109 260 + 38% of the amount above R410 000
R490 001 and above		R143 010 + 40% of the amount above R490 000	R525 001 and above		R152 960 + 40% of the amount above R525 000

Rebates			Rebates
Primary		R8 280	Primary		R9 756
Secondary		R5 040	Secondary		R5 400
Tax threshold			Tax threshold
Below age 65		R46 000	Below age 65		R54 200
Age 65 and over		R74 000	Age 65 and over		R84 200

Consideration given to phasing out SITE
Given that the tax-free income threshold for taxpayers younger than 65 years is approaching R60 000, which is the current Standard Income Tax on Employees (SITE) ceiling, consideration is being given to discontinuing the SITE system by 2010/11. Two measures introduced by SARS in 2008 – pre-populated returns and the waiver of the annual filing requirement for taxpayers with single employers meeting certain requirements – would take the place of SITE.
Medical scheme contributions
Caps on tax-deductible contributions to medical schemes are increased
From 1 March 2009, the monthly monetary caps for tax-deductible contributions to medical schemes will increase from R570 to R625 for each of the first two beneficiaries, and from R345 to R380 for each additional beneficiary.
Replacement of the medical scheme contribution deduction with a non-refundable tax credit is currently under consideration. To be broadly neutral in its overall impact, the tax credit would be set at about 30 per cent of the prevailing deduction. Where medical expenses in addition to contributions to schemes qualify as deductions, the credit would also be set at 30 per cent of allowable expenses. A consultation paper will be released during 2009 to allow for comment from interested parties, and to ensure that the change is consistent with broader health policy considerations. Implementation is proposed in two years’ time so that SARS, employers and payroll providers will have sufficient time to make the necessary administrative adjustments.
In preparation for this proposal medical scheme contributions will cease to qualify as tax-free fringe benefits. All contributions paid by an employer will be regarded as taxable and the employee will be permitted to claim a tax deduction (or a credit) for contributions up to the cap. The net tax effect of this step should be neutral for both employee and employer.

CHAPTER 4: REVENUE TRENDS AND TAX PROPOSALS
The monthly caps have given rise to some compliance and administrative difficulties for both employers and SARS. These will be investigated to determine whether a legislative intervention is required.
Travel (motor vehicle) allowances
Claiming “deemed business kilometres” as a travelling expense is one of the few remaining salary structuring methods used to reduce tax liability. More than 500 000 taxpayers annually claim this deduction. Excessive deductions that do not match actual business expenses distort household purchasing decisions and travelling choices.
Deemed kilometre allowance system to be scrapped by 2011
It is proposed that the deemed business kilometre procedure be scrapped from 2010/11. Taxpayers who are required to use their personal vehicles for business purposes will still be able to keep a logbook to claim business travelling expenses. This reform will improve the overall equity and efficiency of the income tax system. The default practice of claiming private kilometres travelled as business travel cannot be justified from an equity perspective.
Tax deductibility of post-retirement medical contributions
Some companies provide a subsidy towards medical scheme contributions for employees after retirement. In general, contributions towards medical schemes on behalf of pensioners on a pay-as-you-go basis are deductible by the employer.
Accounting practice now requires companies to reflect future obligations with respect to medical contributions for already retired employees as liabilities on their balance sheets. For this reason some companies prefer to settle these obligations as once-off payments directly to their retired employees. Other companies opt to make once-off contributions towards insurance-type products that will take over liability for some or all of the future medical expenses/contributions to a medical scheme on behalf of retirees.
Tax deductibility of contributions by employers to post-retirement medical schemes to be clarified
To provide clarity on the deductibility of these once-off payments, it is proposed that such contributions be deductible immediately, not spread over a period of time. The precondition is that the company making such contributions must not derive any direct benefits from such payments, nor will a return of the funds to the employer or a redirection of the use of the funds be permitted.
Provisional tax for taxpayers 65 years and older
Individuals 65 years and older are exempt from provisional tax if they are not company directors and only receive employment income, interest, rental or dividends amounting to taxable income of up to R80 000. It is proposed that the threshold be increased to R120 000.
Savings
Tax-free interest, dividend income and capital gains
Higher thresholds to encourage savings
In line with government’s goal of encouraging greater national savings, it is proposed to increase the tax-free interest-income ceiling

2009 BUDGET REVIEW
from R19 000 to R21 000 for persons below the age 65 and from R27 500 to R30 000 for persons aged 65 and above. It is also proposed to increase the tax-free income ceilings for foreign dividends and interest from R3 200 to R3 500, and the annual exclusion ceiling for capital gains and losses for individuals from R16 000 to R17 500.
Modification of capital gains exclusion for primary residence
The capital gains tax regime contains several exclusions designed to reduce the tax burden for lower- and middle-income earners. One such exclusion is for an individual’s primary residence: a capital gain or loss of up to R1.5 million upon the disposal of such a residence is excluded from taxable capital gains.
Capital gains tax exclusion for primary residences is simplified to benefit lower-income individuals
To reduce the compliance burden and complexity associated with this measure, it is proposed that the exclusion be extended so that an alternative is available based on the gross sale proceeds of the residence. By basing the calculation on gross proceeds, the taxpayer would have a better understanding of how the exclusion applies on disposal, without resorting to complex capital gain calculations.
The capital gains tax exclusion will fully apply to the primary residence up to a gross value of R2 million. As a result, people selling their primary residence with a gross value below R2 million will not be liable for capital gains tax. For primary residences valued above this threshold the normal rules (including the current R1.5 million capital gain/loss exclusion) will apply.
Completion of the dividend tax reform process
Tax at shareholder level likely to be implemented in late 2010
The basic legislative framework for the introduction of the dividend tax, which replaces the secondary tax on companies, was enacted in 2008. The dividend tax will come into effect once the treaty ratification processes are completed. All the applicable treaties have already been renegotiated, and it is likely that this tax at shareholder level will be implemented during the second half of 2010.
Under the dividend tax regime, local individual taxpayers are taxed at 10 per cent; domestic retirement funds, public benefit organisations and domestic companies are exempt; and foreign persons are eligible for tax-treaty benefits (i.e. a potential reduction to a 5 per cent rate). The tax also provides for transitional credits, so that tax paid under the secondary tax on companies can be used to offset the dividend tax. The new tax also contains a mechanism under which the paying company (or paying intermediary) withholds the tax.
Legislative amendments will deal with anti-avoidance concerns related to dividends tax
Further legislative amendments during 2009 will provide for the completion of the dividend tax reform. The remaining items mostly relate to anti-avoidance concerns (such as preventing companies from converting taxable sales to tax-free dividends) and to foreign dividends.

CHAPTER 4: REVENUE TRENDS AND TAX PROPOSALS
Treatment of collective investment scheme distributions
Distribution by collective investment schemes should follow a flow-through principle
Under current law, a collective investment scheme (CIS) in shares is treated as a company whose distributions are treated as a special form of dividend. The CIS dividend is generally exempt, like other dividends, unless that dividend is distributed out of ordinary revenue (e.g. distributed out of interest and income from trading). In all cases, the CIS distribution retains its character as a dividend.
It is proposed that distributions by these schemes should generally follow a flow-through principle. If a CIS distributes dividends received, this should be viewed as dividend distribution; if it distributes interest received it should be viewed as an interest distribution. This approach will eliminate certain unintended anomalies. Currently, a CIS distribution results in less-favourable tax treatment for some investors.
Mineral and petroleum royalties
Support for a constructive dialogue to mitigate the impact of retrenchments
The Mineral and Petroleum Resources Royalty Act (2008) was scheduled to be implemented from 1 May 2009. It is proposed to postpone implementation until 1 March 2010, resulting in gross savings of about R1.8 billion in 2009/10 for mining companies. It is hoped that this relief will contribute to constructive dialogue between government, the mining houses and labour, resulting in practical initiatives to mitigate the impact of expected retrenchments in the sector.
Environmental fiscal reform
South Africa is playing an important role in the Kyoto Protocol talks
Climate change requires both global and domestic policy responses. Internationally, government is playing an important role in the post-2012 Kyoto Protocol negotiation process.
At the domestic level, environmental challenges likely to be aggravated by economic growth if natural resources are not adequately managed include excessive greenhouse gas emissions, large-scale release of local pollutants that result in poor air quality, inappropriate land use that leads to land degradation and biodiversity loss, deteriorating water quality and increasing levels of solid waste generation. While everyone feels the effects of environmental degradation, the impact of such deterioration on poor communities, particularly those sited near industrial areas, is often severe.
In recent years, the role of market-based instruments has gained prominence in addressing environmental concerns. Such instruments, which include taxes, charges and tradable permits, use the price mechanism to deter environmentally detrimental activity and encourage improved environmental management practices.
Measures to mitigate and adapt to climate change
Appropriate domestic policy intervention will be required to ensure that mitigation and adaptation measures to address climate change are implemented.

2009 BUDGET REVIEW
Incentives for cleaner production — energy efficiency
Tax incentives will support investments in more energy-efficient equipment
A number of environmental statutes and regulations require the private sector to eliminate inefficiencies in the use of energy, water and raw materials. To complement these measures, market-based instruments are playing a greater role. Incentives for energy-efficient investments have been explored. Current legislation provides for a three year 50:30:20 per cent accelerated depreciation allowance for investments in renewable energy and biofuels production.
It is proposed that investments by companies in energy-efficient equipment should qualify for an additional allowance of up to 15 per cent on condition that there is documentary proof of the resulting energy efficiencies (after a two- or three-year period), certified by the Energy Efficiency Agency.
Plastic bag levy
1 cent increase in plastic shopping bag levy
The levy on plastic shopping bags was introduced at 3 cents per bag in 2004/05. Together with the agreement between government and the retail sector to charge for such bags, this levy has helped to reduce waste. It is proposed to increase the levy to 4 cents per bag from 1 April 2009.
Taxation of incandescent (filament) light bulbs
A brighter future for energy-efficient light bulbs
The introduction of an environmental levy on incandescent light bulbs to promote energy efficiency and reduce electricity demand is proposed. Energy-saving light bulbs last longer, require five times less electricity and result in lower greenhouse gas emissions. It is recommended that an environmental levy of about R3 per bulb (between 1 cent and 3 cents per watt) be levied on incandescent light bulbs at the manufacturing level and on imports from 1 October 2009.
Emission reduction credits from clean development projects
Certified emission reductions to receive favourable tax treatment
South Africa’s greenhouse gas emissions rank in the top 20 in the world, contribute 1.8 per cent to global emissions and are responsible for 42 per cent of Africa’s emissions.
The clean development mechanism established in terms of the Kyoto Protocol allows for certified emission reductions (CERs) to be issued to recognise progress in reducing the release of greenhouse gases into the atmosphere. There is, however, uncertainty with regard to the income tax treatment of CERs, which may be one reason for the slow take-up of clean development mechanism projects in South Africa. It is proposed that income derived from the disposal of primary CERs be tax—exempt or subject to capital gains tax instead of normal income tax. Secondary CERs are to be classified as trading stock and taxed accordingly.
Motor vehicle ad valorem excise duties
Policy measures to address the environmental and social costs associated with the transport sector, such as reforms to vehicle and fuel taxation, seek to promote fuel efficiency, limit the rapid growth of the number of vehicles on the roads and encourage the use of public transport.

CHAPTER 4: REVENUE TRENDS AND TAX PROPOSALS
Excise duties on motor vehicles adjusted to take into account CO2 emissions
Improved fuel efficiency is important in curbing the growth in greenhouse gas emissions. It is recommended that the existing ad valorem excise duties on motor vehicles be adjusted to incorporate CO2 emissions as an environmental criterion from 1 March 2010. Details of the proposed formula are provided in Annexure C.
International air passenger departure tax
International air passenger tax is increased
The international air passenger departure tax, which stands at R120 per passenger on flights to international destinations and R60 on flights to Southern African Customs Union member states, was last raised in 2005/06. It is proposed to increase these amounts to R150 and R80 respectively from 1 October 2009.
Value-added tax
VAT voluntary registration threshold
The VAT refund mechanism is an integral part of the VAT system but remains a major risk area. One important measure implemented in 1999 was to deny businesses with an annual taxable supply turnover below R20 000 the ability to register as VAT vendors. It is proposed to increase this threshold to R50 000 from 1 March 2010. It is unlikely that a viable business requiring VAT registration will have turnover below this level.
False statements on VAT forms
False statements on any VAT form to be considered an offence
It is proposed that false statements on any VAT form submitted to SARS, not just returns, be considered an offence. This will serve as a deterrent to those who seek to register for VAT without being eligible to do so.
Verifying applicants for VAT registration
As an additional measure to combat VAT fraud, the introduction of enabling provisions to permit the use of biometric measures to verify the identity of applicants for VAT registration is proposed.
Customs and excise duties
Tobacco products
Excise duties on tobacco products and alcoholic beverages are increased
Excise duties on tobacco products will be increased in accordance with the policy decision to target a total excise burden (excise duties plus VAT) of 52 per cent for all categories of tobacco products. The proposed increases for the various tobacco products vary between 5.5 and 13 per cent as indicated in Table 4.7.
Alcoholic beverages
Excise duties on alcoholic beverages will be increased in accordance with the policy decision to target a total tax burden (excise duties plus VAT) of 23, 33 and 43 per cent on wine products, malt beer and spirits respectively. No increase in the excise duty on traditional beer is proposed. The proposed increases for the various alcoholic beverages vary between 7.6 and 14.7 per cent.

2009 BUDGET REVIEW
Table 4.7 Changes in specific excise duties, 2009/10

	Current excise	Proposed excise	Percentage change
Product	duty rate	duty rate	Nominal	Real

Malt beer	R42.38/l of absolute alcohol (72c/average 340ml can)	R46.41/l of absolute alcohol (79c/average 340ml can)	9.5%	4.1%

Traditional beer	7.82c/l	7.82c/l	0.0%	-5.4%

Traditional beer powder	34.70c/kg	34.70c/kg	0.0%	-5.4%

Unfortified wine	R1.84/l	R1.98/l	7.6%	2.2%

Fortified wine	R3.40/l	R3.72/l	9.4%	4.0%

Sparkling wine	R5.63/l	R6.16/l	9.4%	4.0%

Ciders and alcoholic fruit beverages	R2.12/l (72c/average 340ml can)	R2.33/l (79c/average 340ml can)	9.9%	4.5%

Spirits	R67.72/l of absolute alcohol (R21.84/750ml bottle)	R77.67/l of absolute alcohol (R25.05/750ml bottle)	14.7%	9.3%

Cigarettes	R6.82/20 cigarettes	R7.70/20 cigarettes	12.9%	7.5%

Cigarette tobacco	R8.67/50g	R9.15/50g	5.5%	0.0%

Pipe tobacco	R2.30/25g	R2.50/25g	8.6%	3.2%

Cigars	R39.72/23g	R44.88/23g	13.0%	7.6%

Fuel levies
General fuel levy
Increase in general fuel levy in line with reducing environmental impact
Given the importance of maintaining a strong price signal to limit fuel consumption, road congestion and environmental impact, it is proposed to increase the general fuel levy. In addition, noting the increasing use of diesel in passenger vehicles, government intends to equalise the general fuel levy on diesel and petrol over time. It is proposed to increase the general fuel levy on petrol and diesel by 23 and 24 cents per litre respectively from 1 April 2009. The diesel fuel levy refund relief for the primary sector remains unchanged in percentage terms and its monetary value will be adjusted accordingly.
Road Accident Fund levy
It is proposed to increase the RAF levy by 17.5 cents/litre, from 46.5 c/l to 64.0 c/l from 1 April 2009. It is hoped that these adjustments and recent reforms to the legislation governing the RAF will strengthen the Fund’s financial position and effectiveness.
Table 4.8 Total combined fuel levy on leaded petrol and diesel, 2007/08 — 2009/10

	2007/08		2008/09		2009/10
	93 Octane		93 Octane		93 Octane
c / litre	petrol	Diesel	petrol	Diesel	petrol	Diesel

General fuel levy	121.00	105.00	127.00	111.00	150.00	135.00
Road Accident Fund levy	41.50	41.50	46.50	46.50	64.00	64.00
Customs and excise levy	4.00	4.00	4.00	4.00	4.00	4.00
Illuminating paraffin marker	—	0.01	—	0.01	—	0.01

Total	166.50	150.51	177.50	161.51	218.00	203.01
Pump price: Gauteng (as in February)[1]	561.00	542.10	750.00	732.30	643.00	649.35

Taxes as % of pump price	29.7%	27.8%	23.7%	22.1%	33.9%	31.3%

1.	Diesel (0.05% sulphur) wholesale price (retail price not regulated).

CHAPTER 4: REVENUE TRENDS AND TAX PROPOSALS
Tax-sharing arrangements with metropolitan municipalities
A portion of general fuel levy revenues will be earmarked for large metros
As part of continuing efforts to find a viable basket of tax instruments to replace the Regional Services Council (RSC) and Joint Services Board (JSB) levies that were abolished several years ago, it is proposed that from 2009/10, 23 per cent of the revenues from the general fuel levy be earmarked for metropolitan (Category A) municipalities. Distribution of this revenue among various metropolitan municipalities, to be phased in over four years, will eventually be based on fuel sales in each metro. Consideration will be given to ensuring that municipalities use such funds to boost budgets for roads and transportation infrastructure.
Other measures under review
Income tax act rewrite — phase one
Steps are being taken to simplify the employment income tax base
Government’s commitment to retirement reform and the creation of a broader social security safety net will comprise a number of reforms, some of which have been already implemented. To continue making progress while key policy issues are still under discussion, it is proposed that the employment income tax base be simplified.
At issue initially is the development of a uniform definition of employment income to be applied across all tax instruments. This would be important for social security and private pensions, and provide alignment with Unemployment Insurance Fund (UIF) contributions and the skills development levy. It would help to reduce compliance costs for employers and support efforts by SARS to modernise taxation of salaried taxpayers.
A step towards rewriting the Income Tax Act
To enhance the process of simplification, proposed revisions to the employment income tax base will represent the first step towards rewriting the Income Tax Act (1962). It is intended that a discussion document and draft legislation will be released for comment by the end of 2010.
Provident funds, social security and retirement reforms
The current debate on social security and retirement reforms has raised the need to examine whether provident funds should be phased into pension funds. This question is also relevant given the different tax treatment of contributions to pension and provident funds. One option would be to phase out provident funds as a prelude to broader social security reforms. This option will be explored with the relevant stakeholders during 2009.
Tax administration modernisation agenda
SARS strengthens modernisation efforts
A set of incremental changes is proposed to underpin the SARS modernisation agenda. These measures will allow for continued progress in the reform of personal income tax collection and lay the groundwork for a future social security tax. The changes are:
•	The introduction of enabling provisions to require employer reconciliations of employees’ tax more frequently than once a year,

2009 BUDGET REVIEW
together with the extension of the reconciliations to skills development levies and UIF contributions.

•	Reinstatement of employers’ obligation to obtain and maintain certain employee data (originally known as the IRP2 and done away with in 1995), and to report this data as required.

•	Permitting SARS to provide employees’ tax reference numbers and certain other non-financial data to their employers.

•	Requiring other third-party data providers to include taxpayer reference numbers — which will be available in many cases due to requirements of the Financial Intelligence Centre Act (2001) — with the information they provide.

•	Alignment of estimated assessment, interest and additional tax provisions across personal income tax, the skills development levy and UIF contributions.
Key customs modernisation measures were introduced in 2008 and supporting amendments are anticipated in 2009. Measures under consideration in accounting for SARS’s administered revenue include:
•	Moving to a single taxpayer account across different tax types

•	Use of a single interest rate on underpayments and overpayments

•	Charging compound interest instead of simple interest

•	A revised payment allocation rule that generally sets payments off against the oldest outstanding debt.
Single taxpayer registration process to be explored
SARS is assessing the potential for a single taxpayer registration process across multiple taxes, as well as the automatic registration of employees. This would improve customer service and operational efficiency, using technology and third-party information to authenticate data, and reduce the need for supporting documents.

5
Asset and liability management
•	As a consequence of the global economic downturn and consistent with countercyclical fiscal policy, South Africa will once again become a net issuer of debt in 2009. A sound debt management record, in combination with deep and liquid domestic capital markets, will enable government to sustain expenditure growth while maintaining a sustainable level of borrowing.

•	The funding strategy for the next three years takes account of both government’s borrowing requirement and the R787 billion public-sector infrastructure programme. In an environment of tightening credit, government will coordinate and sequence debt issuance in the broader public sector to minimise pressure on interest rates. Over the next three years government’s net borrowing requirement amounts to R90 billion, R82 billion and R67 billion, with debt service costs averaging 2.2 per cent of GDP.

•	To ensure that state-owned entities can contribute to South Africa’s development mandate during the downturn, government will provide guarantees and recapitalise selected development finance institutions. The state is providing a loan and guarantees to Eskom.
Overview
Conditions in financial markets have become significantly tougher
The consequences of the world financial crisis for South Africa include a slowdown in the real economy, heightened risk aversion, a reversal of capital flows and higher sovereign risk premiums. Prior to 2008, global capital markets thrived on the basis of abundant liquidity. During the second half of last year, conditions in financial markets became significantly tougher.
Given the freezing up of global credit markets during 2008 and the much higher costs of international borrowing, South Africa’s deep and liquid domestic bond market is crucially important to finance growth. Steps taken over the past 15 years to strengthen the capital market -

2009 BUDGET REVIEW
the introduction of primary dealers, the diversification of debt instruments, the creation of benchmark bonds and active management of the state debt portfolio — enable government to finance a major portion of the borrowing requirement in the domestic market.
In line with the changed economic environment and the countercyclical fiscal stance, government’s net borrowing requirement grows from a negative position to a projected borrowing of R239 billion over the next three years.
Much of government’s borrowing requirement will be financed in existing domestic bonds
Government’s borrowing requirement will be financed in large part through existing domestic bonds, supported by Treasury bills, along with enhanced coordination and sequencing of domestic and foreign issuance programmes. Borrowing in the international capital markets, and from multilateral or bilateral institutions, will be considered. A bond-switch programme and a reduction in operational cash balances will lower the gross borrowing requirement over the medium term.
The debt outlook remains sustainable
The debt outlook is sustainable. While the gross stock of government debt is expected to increase from R628.7 billion in 2008/09 to R918.5 billion in 2011/12, the level of debt service costs as a percentage of revenue will be maintained as maturing debt is refinanced and new debt is issued in a more favourable interest rate environment. As a percentage of GDP, the cost of servicing debt averages 2.2 per cent over the medium term. Figure 5.1 shows the projected trend in the cost of state debt over the next three years.
Figure 5.1 State debt cost, 1997/98 – 2011/12
Government will provide guarantees to state-owned entities on a case-by-case basis
As part of its support for state-owned entities, government is providing Eskom with a R60 billion loan and guaranteeing R176 billion of the utility’s debt. Guarantees for other state-owned entities will be considered based on merit and strategic factors. As the economic outlook and stability of these enterprises improves, government will reduce its contingent liability exposure by issuing fewer guarantees and refinancing debt without such guarantees.
South Africa’s investment grade rating is supported by strong investment growth, low external debt and a robust macroeconomic policy framework. During 2008, as the effects of the financial crisis

CHAPTER 5: ASSET AND LIABILITY MANAGEMENT
spread to emerging markets, Moody’s Investors Service affirmed South Africa’s rating outlook as positive, but three other rating agencies revised their ratings outlook from stable to negative.
A record of sound debt management
Sound debt management has contributed to South Africa’s relative financial health amid global turmoil. Over the past 15 years, debt management strategies reduced borrowing costs and risk while building credibility in the markets. Key elements of the debt management strategies included:
•	The introduction of primary dealers in 1998

•	Diversifying funding instruments, from fixed-income bonds and short-dated Treasury bills to inflation-linked bonds, variable rate bonds, retail bonds and longer-dated Treasury bills

•	Extending demand for government debt to longer-term (30-year) debt

•	Supporting domestic market liquidity by maintaining issuance at levels to refinance maturing domestic and foreign debt, despite budget surpluses

•	Eliminating the net open forward position and using surplus cash to build forex reserves.
Developments in South Africa’s debt markets
Domestic bond market
2009 began with bond yields on the decline
The domestic bond market entered 2009 with yields falling, reflecting expectations of lower inflation and lower interest rates. During the first half of 2008 yields on government bonds increased in line with tighter monetary policy, as the Reserve Bank increased the repo rate by 100 basis points to 12 per cent. The yield on the R157 bond increased by 240 basis points to 10.7 per cent.
Figure 5.2 Government bond yields, 2007 – 2009
Expectation of further interest rate cuts supported downward trend in yields
The upward trend in yields reversed in mid-2008 on expectations that inflation was approaching a peak. The Reserve Bank reduced the repo rate to 10.5 per cent in February 2009. Expectations of further interest rate cuts in 2009 give additional momentum to the downward trend in yields. By end-December 2008, the R157 bond yield traded at 7.2 per cent. The yield on the R189 (6.25%; 2013) inflation-linked bond rose from 1.7 per cent in June 2008 to 3.1 per cent in December 2008.

2009 BUDGET REVIEW
Average daily turnover on the Bond Exchange of South Africa rose to R80 billion in 2008
Turnover on the Bond Exchange of South Africa (BESA) more than doubled from R8 trillion in 2005 to R19.2 trillion in 2008, reflective of the depth and liquidity of the domestic bond market. Total nominal trades in RSA bonds recorded abroad amounted to R8.5 trillion in 2008, bringing total trades in domestic bonds to R27.7 trillion. During 2008 average daily turnover rose from about R60 billion to R80 billion.
Figure 5.3 Turnover on Bond Exchange of South Africa, 1995 – 2008
Non-residents sold a net R12.8 billion of bonds during 2008
With the reversal of investment flows to emerging markets, non-residents, who were net buyers of about R20 billion in South African bonds during 2007, sold a net R12.8 billion worth of bonds during 2008.
Global economic developments, a weaker domestic growth outlook, higher inflation and high interest rates contributed to a more cautious approach to bond issuance by private firms in 2008. Net issuance of corporate bonds fell from R64 billion in 2007 to R28 billion in 2008. Net issues of asset-backed securities in 2007 reversed, becoming net redemptions in 2008, while the net issuance of commercial paper by non-bank corporations escalated due to a preference for shorter-term exposure to risk. Net issuance of bonds by public corporations increased in 2008 to support their growing infrastructure budgets.
Cape Town issued its first bond in 2008 and Johannesburg added two bonds to its portfolio
Turnover in municipal bonds reached R18.3 billion in 2008. Two municipalities raised funds in the primary bond market. Cape Town’s inaugural bond issue raised R1 billion and Johannesburg added two new bonds worth R3.2 billion to its existing portfolio. Municipal bond issuance remains moderate compared with the metropolitan revenue base.
Table 5.1 shows a continued increase in the liquidity levels (turnover ratios) in domestic government bonds.

CHAPTER 5: ASSET AND LIABILITY MANAGEMENT
Table 5.1 Turnover in domestic bonds, 2006 — 2008

	2006	2007	2008
Bond	Turnover ratio[1]

Fixed-income
R153 (13%; 2009/10/11)	49.1	63.1	153.9	[2]
R157 (13.5%; 2014/15/16)	41.9	59.0	73.2
R186 (10.5%; 2025/26/27)	15.0	16.6	23.3
R196 (10%; 2009)	—	6.1	7.3
R201 (8.75%; 2014)	7.7	13.9	22.8
R203 (8.25%; 2017)	12.9	14.6	22.6
R204 (8%; 2018)	18.5	22.2	21.8
R206 (7.5%; 2014)	22.2	14.1	22.1
R207 (7.25%; 2020)	17.3	16.9	14.7
R208 (6.75%; 2021)	18.3	27.5	21.6
R209 (6.25%; 2036)	25.0	26.6	40.5
Inflation-linked
R189 (6.25%; 2013)	1.3	1.8	1.8
R197 (5.5%; 2023)	1.0	1.9	1.4
R202 (3.45%; 2033)	2.6	1.9	1.3
R210 (2.6%; 2028)	—	3.3	3.6

1.	The total turnover divided by the nominal outstanding issue of a bond at year-end.

2.	High turnover ratio partly due to bond switch programme reducing the nominal value outstanding of the R153 bond.
Issuance in global capital markets
Spread between RSA global bonds and US Treasury notes narrowed after peaking in October 2008
Financial market turmoil has increased risk premiums and reduced capital flows to emerging markets, leading to a sharp reduction in the yield of US Treasury securities. During late 2008, at the height of the crisis, South Africa’s bond spreads widened to record levels, as shown in Figure 5.4. The spread between the 2022 RSA global bond and US Treasury notes widened to 829 basis points in October 2008, returning below 500 basis points in January 2009.
Towards the end of 2008 financial instrument risks were repriced and access to global capital markets began opening up for higher-rated government debt and high-grade US and European corporations. Capital market activity is picking up, but issuance spread levels remain high compared with recent years. In this context, many developing countries will require financial assistance from multilateral and bilateral institutions to finance higher borrowing requirements.
International funding opportunities will be considered
The 2008 Budget projected no new foreign capital market loans given a low borrowing requirement. Foreign financing was limited to further drawdowns on the arms procurement loans. However, government maintained a presence in global markets, and over the medium term, international funding opportunities will again be considered.
Eurorand bond issuance slowed during 2008 as the rand exchange rate became more volatile, aggravating currency risks in these rand-denominated foreign bonds. Net issuance nearly halved to about R7.8 billion from R14.1 billion in 2007. In contrast, net issuance in Uridashi bonds (rand-denominated bonds issued in Japan) remained robust for most of 2008, but activity in this market has ground to a halt since the collapse of Lehman Brothers.

2009 BUDGET REVIEW
Figure 5.4 Performance of US$1 billion 2022 RSA global bond, January 2008 – January 2009
Borrowing requirement
Net borrowing requirement to increase to R90.4 billion in 2009/10
Government borrows to meet its net borrowing requirement — the sum of the main budget balance, extraordinary receipts and extraordinary payments — and to refinance maturing debt. Table 5.2 sets out the net borrowing requirement outcome for 2007/08, a revised estimate for 2008/09 and estimates for the medium-term expenditure framework (MTEF) period. In 2008/09 the net borrowing requirement is expected to amount to R19.9 billion, increasing to R90.4 billion in 2009/10 before declining to R66.7 billion in 2011/12.
Table 5.2 Net borrowing requirement, 2007/08 – 2011/12

	2007/08	2008/09		2009/10	2010/11	2011/12
R million	Outcome	Budget	Revised	Medium-term estimates

Budget balance[1]	18 275	14 257	-22 783	-95 573	-83 280	-67 745
Extraordinary receipts	2 871	850	8 123	6 100	1 000	1 000
Premiums on loan transactions[2]	245	600	5 282	2 100	1 000	1 000
Special dividends	1 035	—	—	—	—	—
Agricultural debt account surrender	250	250	250	150	—	—
Telkom / Vodacom transaction	—	—	—	3 500	—	—
Profits on GFECRA[3]	319	—	—	—	—	—
Liquidation of SASRIA investment	—	—	2 150	350	—	—
Penalties and forfeits	1 021	—	—	—	—	—
Wound up of Diabo Share Trust	—	—	436	—	—	—
Other	1	—	5	—	—	—
Extraordinary payments	-776	—	-5 246	-900	—	—
Premiums on loan transactions[2]	-677	—	-4 868	-900	—	—
Defrayal of GFECRA losses[3]	-81	—	-328	—	—	—
Losses on conversion of foreign loans	-18	—	-50	—	—	—

Borrowing requirement (-)	20 370	15 107	-19 906	-90 373	-82 280	-66 745

1.	A positive number reflects a surplus and a negative number a deficit.

2.	Premiums received or incurred on loan issues, bond switch and buy-back transactions.

3.	Realised profits/losses on the Gold and Foreign Exchange Contingency Reserve Account.

CHAPTER 5: ASSET AND LIABILITY MANAGEMENT
Extraordinary receipts and payments
Extraordinary receipts in 2008/09 from premiums on bond switches and investment disposals
Extraordinary receipts are expected to increase to R8.1 billion in 2008/09, composed of R5.3 billion of premiums on bond switches, proceeds of R2.2 billion from government’s investment in the South African Special Risks Insurance Association and R436 million from the Diabo Share Trust liquidation. In 2009/10 provision is made for a transfer of R150 million from the agricultural debt account at the Corporation for Public Deposits, premiums on bond transactions of R2.1 billion and proceeds of R3.5 billion from Telkom’s sale of a 15 per cent share in Vodacom to Vodafone (government still owns 39.4 per cent of Telkom).
Provision of R900 million is made for premiums on bond transactions in 2009/10. No extraordinary payments are expected over the remainder of the MTEF. In 2008/09 losses on the Gold and Foreign Exchange Contingency Reserve Account (GFECRA) of R328 million were settled. Premiums paid on bond switches amounted to R4.9 billion.
Financing the borrowing requirement
Table 5.3 summarises the funding of government’s net borrowing requirement over the medium term.
Table 5.3 Financing of net borrowing requirement,1 2007/08 – 2011/12

	2007/08	2008/09		2009/10	2010/11	2011/12
R million	Outcome	Budget	Revised	Medium-term estimates

Domestic short-term loans (net)	5 673	5 750	13 200	15 400	12 400	6 000
Treasury bills	5 923	6 000	13 450	15 550	12 400	6 000
Corporation for Public Deposits	-250	-250	-250	-150	—	—
Domestic long-term loans (net)	-2 448	5 309	20 675	61 522	61 589	51 947
Market loans	26 820	30 000	39 946	70 500	70 500	68 600
Redemptions	-29 268	-24 691	-19 271	-8 978	-8 911	-16 653
Foreign loans (net)	-4 746	-3 496	-3 955	3 837	8 291	7 798
Market loans	—	—	—	9 800	9 600	9 900
Arms procurement loan agreements[2]	2 427	2 614	3 039	3 872	2 350	1 980
World Bank loans	20	—	2	—	—	—
Redemptions (including revaluation of loans)	-5 624	-6 110	-6 996	-9 835	-3 659	-4 082
Buy-backs	-1 568	—	—	—	—	—
Change in cash and other balances[3]	-18 849	-22 671	-10 014	9 614	—	1 000
Opening balance	74 960	95 104	98 009	111 623	105 609	109 209
Cash balance	75 315	95 104	93 809	108 023	102 009	105 609
Surrenders/late requests	4 703	—	4 200	3 600	3 600	3 600
Cash flow adjustment [4]	-5 058	—	—	—	—	—
Closing balance	93 809	117 775	108 023	102 009	105 609	108 209
Sterilisation deposits [5]	63 109	65 806	66 409	69 009	71 609	74 209
Operational cash	30 700	51 969	41 614	33 000	34 000	34 000

Total	-20 370	-15 107	19 906	90 373	82 280	66 745

1.	Full details are reflected in Table 1 of Annexure B.

2.	Includes R5.3 billion in new export credit agency financing for purchase of 8 Airbus A400Ms over the MTEF.

3.	A negative change indicates an increase in cash balances.

4.	Represents a reconciliation of actual revenue and actual expenditure against National Revenue Fund flows.

5.	Deposits made with the Reserve Bank to regulate internal monetary conditions as provided for in Section 71(e) of the PFMA.

2009 BUDGET REVIEW
Most of the R153 bond will be switched this year
Government’s net borrowing requirement is financed through domestic short- and long-term loans, foreign loans and changes in cash balances. To manage refinancing risk, government entered into domestic bond switches, reducing domestic loan redemptions in 2008/09 and over the medium-term by R57.8 billion, as shown in Table 5.4. It is anticipated that most of the R153 bond maturing in tranches over the next three years will be switched before August 2009, reducing redemptions by a further R22.6 billion over the MTEF period.
Table 5.4 Domestic bond switch programme, 2008/09

As of 4 February 2009
R million	Source bonds		Destination bonds[1]

R196 (10%; 2009)	5 395	R205 (variable; 2012)	2 997
		R207 (7.25%; 2020)	1 897
		R209 (6.25%; 2036)	501
R153 (13%; 2009/10/11)	52 390	R157 (13.5%; 2014/15/16)	1 900
		R186 (10.5%; 2025/26/27)	24 738
		R207 (7.25%; 2020)	14 657
		R208 (6.75%; 2021)	11 140

Total 57 785		Total	57 830

1.	Excludes discount on destination bonds.
The net borrowing requirement excludes loan redemptions, which also need to be financed. Scheduled loan redemptions for 2007/08 and 2008/09 and medium-term estimates are set out in Table 5.5. Total loan redemptions amounted to R26.3 billion in 2008/09, R4.5 billion lower than provided for, mainly due to the net of domestic bond switches reducing redemptions and a higher rand value of foreign loans redeeming at weaker-than-predicted exchange rates. For 2009/10, loan redemptions of R18.8 billion are anticipated, rising to R20.7 billion in 2011/12.
Table 5.5 Loan redemptions, 2007/08 – 2011/12

	2007/08	2008/09		2009/10	2010/11	2011/12
R million	Outcome	Budget	Revised	Medium-term estimates

Domestic loans	29 268	24 691	19 271	8 978	8 911	16 653
Foreign loans[1]	7 192	6 110	6 996	9 835	3 659	4 082
Principal	7 311	4 264	4 304	7 544	2 349	2 791
Revaluation	-119	1 846	2 692	2 291	1 310	1 291

Total	36 460	30 801	26 267	18 813	12 570	20 735

Excludes: Source bonds in domestic switch auctions	4 121	—	5 395	25 000	25 000	25 000

1.	Includes the net amount of buy-backs for 2007/08.
Domestic short-term loans
New 1-year maturity Treasury bill to be considered
Short-term borrowing consists of marketable Treasury bill issuance and borrowing from the Corporation for Public Deposits. To date, Treasury bills with maturities of 3, 6, and 9 months have been issued. To further develop the yield curve, a 1-year maturity Treasury bill will be considered.
In 2008/09 short-term loans increased by R13.2 billion, at an average yield of 11.1 per cent, compared with a projected 9.6 per cent.

CHAPTER 5: ASSET AND LIABILITY MANAGEMENT
Treasury bills increased by a net R13.5 billion, while borrowing from the Corporation for Public Deposits decreased by R250 million. Treasury bill net issuance will increase by R15.6 billion in 2009/10, decreasing to R6 billion in 2011/12. Borrowing from the Corporation for Public Deposits will decrease by R150 million in 2009/10.
Domestic long-term loans
Domestic long-term loan issuance in 2008/09 amounts to R39.9 billion
Government’s portfolio of domestic long-term loans consists of fixed-income bonds, inflation-linked bonds, floating rate notes and retail bonds. Domestic long-term loan issuance in 2008/09 amounts to R39.9 billion, R9.9 billion higher than projected in the 2008 Budget.
Table 5.6 provides a breakdown of the R30.4 billion in government bonds issued in 2008/09 up to 31 January 2009. Fixed-income bonds remain the major source of financing, constituting 78.5 per cent of total issuance. Inflation-linked bonds account for the remaining 21.5 per cent.
Table 5.6 Domestic long-term market loan issuance, 2008/09

		Average
As of 31 January 2009	Cash	yield	Nominal
R million	value	%	outstanding

Fixed-income	23 867	9.01
R186 (10.5%; 2025/26/27)	9	8.41	63 772
R201 (8.75%; 2014)	1 505	8.72	38 471
R203 (8.25%; 2017)	3 672	9.47	26 259
R204 (8%; 2018)	3 935	9.33	29 469
R206 (7.5%; 2014)	3 788	8.83	16 934
R207 (7.25%; 2020)	4 075	9.00	37 911
R208 (6.75%; 2021)	2 762	8.30	21 963
R209 (6.25%; 2036)	3 741	8.89	15 764
Retail	380	10.26	1 306
Inflation-linked	6 554	2.59
R189 (6.25%;2013)	2 261	2.33	36 363
R197 (5.5%; 2023)	2 251	2.91	28 147
R202 (3.45%; 2033)	1 385	2.57	13 004
R210 (2.6%; 2028)	605	2.40	4 091
Retail	52	3.00	65

Total	30 421

R1.4 billion worth of retail bonds purchased since this product was launched
Domestic long-term bond issuance is expected to average R70 billion a year over the next three years (see Table 5.3). In 2009/10 issuance will be in existing bonds. Sales of 2-, 3- and 5- year fixed-income and 3-, 5- and 10- year inflation-linked retail bonds will continue. Since the launch of government’s retail bond in 2004, To date, a total of R1.4 billion worth of these bonds have been purchased.
To facilitate settlements in the capital market, government provides the primary dealers in benchmark government bonds with an overnight repurchase facility at a zero per cent return. As of 31 January 2009, repurchase transactions of R11.3 billion were entered into, mainly in the R153 and R157 bonds.
In February 2009, Statistics South Africa (Stats SA) is publishing a rebased and reweighted consumer price index (CPI) that better

2009 BUDGET REVIEW
represents average household consumption spending. The National Treasury will adjust inflation-linked bonds in accordance with the new CPI.
Funding the public sector borrowing requirement
In funding the increase in the public sector borrowing requirement from R90.5 billion in 2008/09 to R185.7 billion in 2009/10, government takes into account the present level of volatility and higher borrowing costs in global markets. The financing strategy also recognises the need to ease funding pressures in the domestic market.
Owing to the strength of South Africa’s capital market, most of the borrowing requirement can be financed domestically, using a combination of money market instruments, promissory notes, syndicated loans and bond issuances. Government’s average weekly bond issuance will increase to R1.4 billion in 2009/10, marginally higher than the R1.3 billion weekly average in January 2009.
To reduce pressure on the domestic market and ensure an appropriately balanced portfolio, the public sector will also borrow on international capital markets during 2009/10. In addition, indications are that loans of up to US$6.5 billion are available from the World Bank and the African Development Bank.
Government has already started to improve the coordination and sequencing of the public sector’s domestic and international issuance programmes, contributing to stability and certainty. Government guarantees will increase the market appetite for the debt of state-owned entities.
Foreign loans
Government intends to borrow about US$1 billion a year in global capital markets
Government intends to borrow about US$1 billion a year in global capital markets to refinance part of foreign maturing loans and interest payments. Government has also entered into a new €1 billion export credit agency financing structure for the purchase of eight Airbus A400M aircraft for the Department of Defence.
In 2008/09, export credit agency drawdowns on arms procurement loan agreements will reach R29.5 billion, or 91 per cent of the total. Drawdowns over the next three years total R2.9 billion, with the final instalment scheduled for 2011/12. In 2008/09 government drew R2 million on a World Bank loan to provide financial and technical support to municipalities.
Cash balances
The National Treasury is responsible for maintaining adequate liquidity in the National Revenue Fund and investing surplus cash. Expected monthly cash flow requirements for 2009/10 are shown in Figure 5.5. Cash requirements are higher during the first half of the year.
Sterilisation deposits increase to R66.4 billion in 2008/09
Government’s total cash includes deposits held by the Reserve Bank and commercial banks. The Reserve Bank uses the deposits that it holds to “sterilise” the excess cash created in the money market when purchasing foreign exchange reserves. Capitalised interest will increase sterilisation deposits with the Reserve Bank from R63.1 billion in 2007/08 to R66.4 billion in 2008/09.
Operational cash available to finance the borrowing requirement is invested mainly with commercial banks. A year-end operational cash balance of R41.6 billion is expected for 2008/09. In 2009/10 operational year-end cash balances will decrease to R33 billion, a level to be maintained over the two subsequent years in line with government’s expected cash requirements.

CHAPTER 5: ASSET AND LIABILITY MANAGEMENT
Figure 5.5 Projected monthly gross surplus/deficit before borrowing, 2009/101

1.	Excludes monthly opening cash balances
Valuation gains increased to a net R97 billion at the end of 2008
The losses and profits on the foreign exchange activities of the Reserve Bank are accounted for on the GFECRA. The balance on this account is split into transactions with a cash-flow and a non-cash flow impact. Valuation gains increased to a net R97 billion as of 31 December 2008, R72 billion higher than a year earlier.
Government’s debt portfolio
Total debt
Net loan debt consists of total domestic and foreign debt less the cash balances of the National Revenue Fund. Debt is affected by the net borrowing requirement, currency fluctuations and changes in cash balances. Total government debt is shown in Table 5.7.
Table 5.7 Total government debt, 2005/06 – 2011/12

End of period	2005/06	2006/07	2007/08	2008/09	2009/10	2010/11	2011/12
R billion		Outcome		Estimate	Medium-term estimates

Domestic debt	461.5	471.1	480.8	533.5	629.3	722.4	798.5
Foreign debt[1]	66.8	82.6	96.2	95.2	107.3	111.3	120.0

Gross loan debt	528.3	553.7	577.0	628.7	736.6	833.7	918.5
Less: National Revenue Fund bank balances	-58.2	-75.3	-93.8	-108.0	-102.0	-105.6	-108.2

Net loan debt[2]	470.1	478.4	483.2	520.7	634.6	728.1	810.3

As percentage of GDP :
Net loan debt	29.6	26.4	23.4	22.6	25.6	27.1	27.4
Foreign debt	4.2	4.6	4.7	4.1	4.3	4.1	4.1
As percentage of gross loan debt:
Foreign debt	12.6	14.9	16.7	15.1	14.6	13.4	13.1

1.	Estimates are based on National Treasury’s projections of exchange rates.

2.	Net loan debt is calculated with due account of the bank balances of the National Revenue Fund (balances of government’s accounts with the Reserve Bank and commercial banks).
The value of South Africa’s inflation-linked bonds is being adjusted to take account of changes in CPI. Up until now, the adjusted capital value has not been included in total debt. Historic numbers were

2009 BUDGET REVIEW
adjusted in Table 8 of Annexure B since the first issuance in 1999/00. By 2011/12 revaluation of inflation-linked bonds will add R55.7 billion to the outstanding debt.
Foreign debt as a percentage of GDP falls to 4 per cent in 2011/12
In 2008/09, net loan debt is expected to increase by R37.5 billion to R520.7 billion or 22.6 per cent of GDP, reaching a projected R810.3 billion or 27.4 per cent of GDP in 2011/12. Government’s foreign debt as a percentage of GDP is estimated to decline to about 4 per cent of GDP over the same period. Foreign debt as a percentage of gross loan debt will average 13.7 per cent over the medium term.
Maturity and composition of government debt
Average maturity of domestic bonds has increased to 11.2 years
Table 5.8 sets out the average maturity and duration of domestic marketable bonds. The average maturity increased from 8.6 years in 2007/08 to 11.2 years in 2008/09. The weighted average term (duration) of interest and redemption cash flows increased from 5.5 years in 2007/08 to 7.4 years for 2008/09. This can be ascribed to switches from short- to longer-dated bonds, higher issuance of longer-dated bonds and lower interest rates.
Table 5.8 Maturity distribution of domestic marketable bonds, 2006/07 – 2008/09

			2008/09
Years to maturity	2006/07	2007/08	Estimates
Percentage of total	Portfolio[1]		Funding[2]	Portfolio[1]

0 – 3	21.7	21.4	—	2.1
3 – 7	24.7	32.6	22.7	29.5
7 – 10	23.6	14.8	23.5	16.2
10 – 19	20.8	22.5	29.8	44.8
Longer than 19	9.2	8.7	24.0	7.4

Years
Average duration[3]	5.4	5.5	8.3	7.4
Average maturity	8.4	8.6	12.9	11.2

1.	The total bond portfolio as of the end of the period.

2.	Bond issuances for the fiscal year.

3.	The weighted average term (duration) of interest and redemption cash flows.
Table 5.9 shows the composition of domestic debt by various funding instruments, which are broadly categorised as bonds and Treasury bills. The foreign debt portfolio is concentrated in Euro- and US dollar-denominated instruments, which account for 84.6 per cent of the total foreign debt.

CHAPTER 5: ASSET AND LIABILITY MANAGEMENT
Table 5.9 Composition of domestic debt by instrument, 2005/06 – 2008/09

End of period	2005/06	2006/07	2007/08	2008/09
R billion		Outcome		Estimate

Bonds	419.1	423.6	427.7	467.4
Fixed-income	349.2	351.5	350.8	374.6
Floating rate	11.4	4.8	4.8	7.8
Zero coupon	2.2	2.1	2.2	2.1
Inflation-linked	54.5	63.7	68.6	81.5
Retail	1.8	1.5	1.3	1.4
Treasury bills	41.9	47.1	52.9	66.0
Shorter than 91-days[1]	1.4	1.3	1.0	0.7
91-days	28.0	29.7	31.7	37.7
182-days	7.8	9.0	10.4	14.3
273-days	4.7	7.1	9.8	13.3
Other[2]	0.5	0.4	0.2	0.1

Total	461.5	471.1	480.8	533.5

1.	Mainly 1-day bills issued to the Corporation for Public Deposits.

2.	Loan levies, former regional authorities and Namibian debt.
Sovereign credit rating outlook
During the fourth quarter of 2008 the freezing up of international credit markets increased pressure on rating agencies to communicate the impact of the changing environment in a more critical way.
One reflection of these developments has been the decision by three ratings agencies (Fitch Ratings, Rating and Investment Information Inc and Standard & Poor’s) to revise the outlook for South Africa from stable to negative. While the outlook has been revised downwards, South Africa has not been downgraded. A fourth major agency, Moody’s Investors Service, affirmed the rating outlook as positive. The revisions were attributed to the country’s large current account deficit, fears of economic deterioration and political uncertainty ahead of the 2009 elections. However, government’s prudent macroeconomic policies are supportive of South Africa’s long-term rating outlook.
Provisions and contingent liabilities
Debt, provisions and contingent liabilities are well within the risk management guideline
The National Treasury has redefined its broad risk management guideline — that net loan debt and contingent liabilities should not exceed 50 per cent of GDP — to include provisions. As of 31 March 2008, net loan debt, provisions and contingent liabilities amounted to 34.4 per cent of GDP, which is also well within the Southern African Development Community’s macroeconomic convergence target of 60 per cent of GDP.
Provisions and contingent liabilities are summarised in Table 5.10. Provisions are liabilities for which the payment date or amount is uncertain. The provisions for the multilateral institutions are the unpaid portion of government’s subscription to these institutions, which are payable on request. Contingent liabilities may or may not be incurred, depending on future events. In 2007/08 provisions increased by R6.2 billion to R50.5 billion, mainly as a result of increased subscription commitments to the International Monetary Fund and the World Bank. Contingent liabilities decreased by R8.4 billion to R177.1 billion, owing largely to improvements to the actuarial position of the Government Employees Pension Fund.

2009 BUDGET REVIEW
Table 5.10 Composition of provisions and contingent liabilities, 2005/06 – 2007/08

End of period
R billion	2005/06	2006/07	2007/08

Provisions	41.5	44.3	50.5
Special Drawing Rights	0.8	0.8	0.8
International Monetary Fund	17.2	16.7	20.1
International Bank for Reconstruction and Development	9.5	11.1	12.4
Multilateral Investment Guarantee Agency	—	0.1	0.1
African Development Bank	6.5	7.7	8.6
Leave credits	7.5	7.9	8.5
Contingent liabilities	160.0	185.5	177.1
Guarantees	67.9	67.8	64.5
Post-retirement medical assistance[1]	37.0	56.0	56.0
Road Accident Fund[1]	21.4	23.9	30.3
Government pension funds[1]	12.8	12.8	—
Claims against government departments	9.1	11.8	10.9
Export Credit Insurance Corporation	7.2	10.9	12.7
Unemployment Insurance Fund[1]	2.3	2.0	2.3
SASRIA reinsurance cover	1.0	—	—
Other[2]	1.3	0.3	0.4

Total	201.5	229.8	227.6

1.	The Road Accident Fund, post-retirement medical assistance to government employees, government pension funds and Unemployment Insurance Fund are subject to actuarial valuation periods varying from one year to four years.

2.	Represents a liability to Reserve Bank in respect of old coinage in circulation and other unconfirmed balances by departments.
Government’s guarantee exposure is expected to increase by R27.1 billion in 2008/09, mainly as a result of guarantees for existing Eskom debt of R26 billion. Guarantee fees of R51.2 million were received from state-owned entities. Details of guarantee commitments from 2004/05 to 2007/08 are set out in Table 9 of Annexure B.
State debt cost
The volume of debt, new borrowing requirements, interest rates, inflation rates and the value of the currency influence the total cost of state debt. Table 5.11 summarises trends and projections to 2011/12.
Table 5.11 State debt cost, 2007/08 – 2011/12

	2007/08	2008/09		2009/10	2010/11	2011/12
R million	Outcome	Budget	Revised	Medium-term estimates

Domestic	48 248	46 637	48 741	49 301	53 968	59 921
Foreign	4 629	4 599	5 540	5 967	6 172	6 905

Total	52 877	51 236	54 281	55 268	60 140	66 826

State debt cost as percentage of :
GDP	2.6	2.2	2.4	2.2	2.2	2.3
GDP-accrual [1]	2.7	2.4	2.6	2.4	2.4	2.4
Revenue	9.4	8.2	8.9	8.6	8.5	8.6

1.	State debt cost adjusted for the amortisation of discount on domestic bond issues and expressed as a percentage of GDP.
In 2008/09, state debt cost is estimated to be R3 billion higher than the budgeted amount due to higher borrowing requirements, a weaker-than-expected currency and higher interest rates. State debt costs are projected to increase to R66.8 billion by 2011/12. However, state debt

CHAPTER 5: ASSET AND LIABILITY MANAGEMENT
cost as a percentage of GDP is projected to decline from 2.6 per cent in 2007/08 to 2.4 per cent in 2008/09, averaging 2.2 per cent over the medium term. Measured as a percentage of revenue and expenditure, debt service costs will continue to decline.
Asset management
Capital structure and dividend policies of state-owned entities to be reviewed in 2009/10
Over the past several years the National Treasury has reviewed the business model of state-owned entities. These reviews, along with capital structure and dividend policies approved by Cabinet in 2005, will inform the financing programmes of the entities in the period ahead. The National Treasury will, in consultation with the relevant executive authorities, review the individual capital structure and dividend policies of state-owned entities from 2009/10.
Policy stance on guarantees for state-owned entities
Under normal circumstances state-owned entities should operate on the strength of their own balance sheets. Exposure to the financial discipline of debt to achieve operational efficiency has reduced the amount drawn on government guarantees from R84.7 billion in 2001/02 to R64.5 billion in 2007/08.
If, however, a clear need for shareholder support is identified, a guarantee to provide security for borrowing can be considered, provided that a sound business plan is in place to ensure long-term financial sustainability. In the present economic environment government intends to sustain its capital investment programme financed mainly on the balance sheets of the state-owned entities. In addition, it is important that these investments take place at as low a cost as possible.
Requests for guarantees from various state-owned entities are under consideration. In extending guarantees, government remains mindful of its guideline for total debt, provisions and contingent liabilities.
Over the next five years, major state-owned entities plan to spend R669.4 billion on infrastructure. Of this amount, Eskom projects total about R356 billion, and Transnet projects total R81 billion. Government will continue to support the broader public sector to sustain investment in infrastructure projects.
Assistance to Eskom
Government is providing Eskom with a deeply subordinated loan on flexible terms
During 2008, government finalised the key features of its R60 billion support package for Eskom. Funding is to be provided in the form of a 30-year, deeply subordinated loan. Eskom will ultimately be required to repay the principal loan with interest. However, the interest payments are structured flexibly based on the yield of the R209 (6.25%; 2036) bond, plus a margin. Eskom will only be required to service interest on the loan if its credit profile supports an investment grade rating. Financial modelling shows that Eskom will become cash positive after 10 years, and to entice refinancing of the loan the interest rate is stepped up by 25 basis points after year 10.
Additional funding for Eskom from World Bank is being considered
The funding will be provided to Eskom in the following manner: R10 billion in 2008/09, R30 billion in 2009/10 and R20 billion in 2010/11. The Eskom Subordinated Loan Special Appropriation Act provides for this multi-year appropriation and the first tranche of R5 billion was transferred to Eskom on 31 December 2008. Government will also underwrite Eskom debt of R176 billion, which consists of R26 billion of existing debt and R150 billion in new debt

2009 BUDGET REVIEW
over the next five years. The National Treasury and Eskom are engaged in discussions with multilateral agencies, including the World Bank, to obtain additional funding for the power utility’s infrastructure programme.
Assistance to SAA
South African Airways (SAA) initiated a turnaround strategy in 2007/08 to improve profit margins by March 2009. SAA posted a net loss of R1.1 billion for the 2008 financial year largely due to restructuring costs of R1.3 billion and fuel price volatility. Government has allocated R1.6 billion to SAA during 2009/10 to meet restructuring costs and ensure financial sustainability.
Development finance institutions
Review recommends restructuring some DFIs to improve their efficiency and contribution to development
Government completed its review of the development finance institutions (DFIs) in 2008. The review recommends restructuring some DFIs to improve their effectiveness, as well as enhanced government coordination of their mandates and deliverables. Access to loan finance from DFIs, particularly for industrial, bulk infrastructure, housing and agriculture investments, can facilitate the funding of development projects within current market constraints.
The Industrial Development Corporation (IDC) has a strong balance sheet that can be leveraged to fund potential investments of R60 billion over the next five years. As of 31 March 2008, the IDC had share capital of R1.4 billion and reserves of R74.4 billion.
The DBSA can contribute to municipal infrastructure and support smaller state-owned entities
The current balance sheet of the Development Bank of Southern Africa (DBSA) suggests that the bank can provide up to R38 billion in loans to meet infrastructure funding needs. Options to boost this capacity through a range of measures, including increasing the DBSA’s callable capital, are being investigated. The DBSA plays a crucial role in providing loan finance for municipal infrastructure.
The Land Bank requires additional support to become sustainable
The new management of the Land Bank has submitted a turnaround strategy to the National Treasury. Progress to date includes the recovery of R474 million of non-performing loans, improved liquidity and the implementation of control systems. Programmes that support emerging farmers and land reform initiatives need to be reinforced by appropriate access to loan finance. To meet these objectives it may be necessary for government to inject additional capital into the Land Bank to ensure that it operates on a financially sustainable basis.
Conclusion
For the medium-term period ahead, South Africa will be a net issuer of debt. The resilience and depth of South Africa’s bond markets enable government to fund the bulk of the borrowing requirement domestically. In addition to providing a loan to Eskom, government will consider other support for state-owned-entities and DFIs to provide liquidity and to ensure successful implementation of capital investment programmes.

6
Social security
•	The global downturn highlights the importance of social security arrangements that safeguard incomes while promoting employment opportunities in a fiscally sustainable manner.

•	Broadening of the social grants system in recent years has contributed to poverty reduction and the income security of children, with the number of beneficiaries expected to reach over 13 million in April 2009. The expanded public works programme aims to increase employment in labour-based initiatives to the equivalent of more than 400 000 jobs a year over the medium term. Consideration is being given to possible improvements in unemployment relief financed through the Unemployment Insurance Fund on the strength of its healthy financial position. Reform of occupational injury and disease compensation arrangements is in progress, and options for the development of a national health insurance system are being studied.

•	Research on several aspects of the reform of social security and retirement funding arrangements has proceeded over the past year, aimed at identifying the next steps towards broader coverage of the savings and social protection systems, while improving the regulation and cost-effectiveness of the retirement funding industry.
Poverty reduction and social protection
Economic downturn highlights the need for sustainable social protection systems
The economic downturn highlights the importance of comprehensive social security, even as it underscores the necessity of a flexible and fiscally sustainable system. The social assistance safety net financed through the national budget has steadily expanded in recent years, providing income support targeted at the elderly, the disabled and children in need. Consolidated expenditure on social protection has increased from R72.3 billion in 2005/06 (4.6 per cent of GDP) to a projected R118.1 billion in 2009/10 (4.8 per cent of GDP).

2009 BUDGET REVIEW
Table 6.1 Selected key social indicators, 2004 – 2008

	2004		2006	2008

Social grants beneficiary numbers (thousand)	9 407		11 983	13 386
% of households
in the bottom quintile receiving any grant income	40.2		69.4	75	(est.)
reporting children often or always going hungry	5.2		2.4	2.0
% of children aged 7 to 18 in school	94.3		94.1	94.7	(2007)
Public health professionals per 100 000 uninsured South Africans	20	(2003)	24	26
Infant mortality under age 1 per 100 000 births	48.8		46.5	45.2	(2007)

Source: Statistics SA, GHS and LFS 2004, 2006, 2007, Socpen system, Health Systems Trust 2008
Progress in improving key social indicators since 2004 is summarised in Table 6.1.
In January 2009 the child support grant was extended to children up to the age of 15, and further extension of the age limit up to 18 is under consideration. A phased equalisation of the qualifying age for old age grants at 60 years for both men and women by 2010/11 is under way.
Research on a contributory social security system continues
Research on a contributory social security arrangement will continue in 2009. Particular consideration is being given to options for improving and extending unemployment relief, while encouraging labour market participation. The design of a national savings scheme that would improve coverage of the retirement funding system and provide income protection in the event of death or disability of low-income workers is under review.
Updated anti-poverty strategy targets job creation, human capital and income security
Government released a draft anti-poverty strategy in October 2008 as a consultation paper. The strategy builds on the measures put in place since 1994 but marks a shift in trajectory in light of current challenges. Its primary target areas are job creation, investment in human capital, basic income security, household services and housing, comprehensive health care, access to assets (including community infrastructure and land), social cohesion and good governance. As part of the broader anti-poverty strategy, the expanded public works programme is being extended over the period ahead and will be supported through a new funding mechanism.
Boosting employment and income support through public works
Over the past four years the expanded public works programme has grown steadily. It provided more than 1 million temporary jobs in 2008. A five-year expansion of the programme is now planned, with improved administrative arrangements and new targets to lengthen the duration of jobs created and improve its environmental, social and developmental impact. Extension of the programme aims to increase the number of full-year equivalent job opportunities to over 400 000 over the next five years. From 2009 the expanded programme will concentrate on three areas:
•	Longer-term public-sector employment, such as in home-based care and community health services, directly funded by departments and supported by targeted training and skills development.

•	Project-based employment in construction, rehabilitation and environmental programmes, supported through performance-based incentive allocations to cover basic wages in activities with scope for increased labour-intensity, implemented by national and provincial departments and municipalities.

•	A new component of programmes funded or co-funded by government, but managed by non-state actors such as non-profit organisations, religious and community-based organisations.

CHAPTER 6: SOCIAL SECURITY
Social assistance
Social grants and household welfare
Cash grants provide income support to those whose livelihoods are most at risk
Social assistance cash grants provide income support to people whose livelihoods are most at risk. The available grants are the old age pension; disability, child support, foster care, care dependency and war veterans’ grants; grant-in-aid and social relief of distress. These are administered by the South African Social Security Agency (SASSA), and represent a nationally funded income redistribution programme amounting to more than 3 per cent of GDP.
Following the 2008 Budget announcements, the following legislative amendments were introduced:
•	The qualifying age for the old age grant will be equalised (so that men, like women, can access the grant from age 60), to be phased in over a three-year period. In July 2008 men aged 63 and 64 became entitled to the grant, and about 70 000 men in this category have accessed it as a result. About half of these were previously receiving the disability grant, so the net increase in beneficiary numbers was well within budget projections. The equalisation process will be completed in 2010.

•	The child support grant was extended to children up to the age of 15 with effect from January 2009. By mid-January, about 8 000 applications were processed. It is expected that about 500 000 children will benefit from this extension.

•	Parents and caregivers will be able to apply for the child support grant prior to registering the birth of their children or the children they are looking after.
Income threshold for child support grant has been raised to R27 600 a year
The household income threshold for the child support grant has been raised to R27 600 per year, and the previous separate urban and rural thresholds have been removed. The means test income thresholds for old age and disability grants have also been revised upward.
South African Social Security Agency
Over the medium term SASSA will seek to improve social grants service delivery and administrative capacity, while preparing for the implementation of social security reforms.
A modern, cost-effective system is needed to disburse social grants
The financial, structural and operational challenges associated with the current cash payment system for social grants suggest that the overall payment system requires review, focused on providing a more cost-effective and modern disbursement service. Partnerships with other key government organisations (such as the Post Office), banks and private payment-service providers are being assessed.
Medium-term spending on social grants remains at about 3.4 per cent of GDP
Expenditure on social assistance and administration is summarised in Table 6.2. Spending is expected to grow from R75.8 billion in 2008/09 to R101.3 billion in 2011/12, or about 3.4 per cent of GDP and 11.6 per cent of national budget expenditure.

2009 BUDGET REVIEW
The 2009 Budget sets aside R5.1 billion for SASSA’s administrative costs in 2009/10, rising to R6 billion in 2011/12. Independent payment service provider contracts, which cover about 76 per cent of payment transactions, account for just over half of projected administrative spending. Allocations are made for further investment in system improvements and increased capacity.
Table 6.2 Social grants expenditure as a percentage of GDP, 2005/06 – 2011/12

2008/09
				Preliminary	2009/10	2010/11	2011/12
R million	2005/06	2006/07	2007/08	outcome	Medium-term estimates

Social grants transfers	50 708	57 032	62 467	71 161	80 380	88 126	95 237
SASSA administration	3 324	3 819	4 551	4 610	5 135	5 589	6 047

Total	54 032	60 851	67 018	75 771	85 515	93 715	101 284
Percentage of GDP	3.4%	3.4%	3.2%	3.3%	3.5%	3.5%	3.4%

Source: Estimates of National Expenditure
Social assistance beneficiary and expenditure trends
Largest number of grants reaches those caring for children under age 14
The growth in social grant beneficiary numbers since 2004 is shown in Table 6.3, together with a projection for the year ahead. The number of beneficiaries is expected to reach over 13 million by April 2009. The largest number of grants goes to recipients of the child support grant, followed by the elderly and those with disabilities. The average annual growth in the number of beneficiaries is 9.2 per cent over the five-year period to April 2009.
Table 6.3 Social grants beneficiary numbers by type of grant and by province, 2005 to 2009

						% growth (average annual)

Type of grant	April 2005	April 2006	April 2007	April 2008	April 2009[1]

Old age	2 093 440	2 144 117	2 195 018	2 218 993	2 324 615	2.7%
War veterans	3 343	2 832	2 340	1 963	1 649	-16.2%
Disability	1 307 551	1 319 536	1 422 808	1 413 263	1 404 884	1.8%
Foster care	252 106	312 614	400 503	443 191	487 510	17.9%
Care dependency	88 889	94 263	98 631	101 836	105 909	4.5%
Child support	5 661 500	7 044 901	7 863 841	8 195 524	9 061 711	12.5%

Total	9 406 829	10 918 263	11 983 141	12 374 770	13 386 278	9.2%

Province
Eastern Cape	1 743 007	2 094 642	2 244 303	2 291 898	2 507 094	9.5%
Free State	596 083	678 522	723 698	755 665	808 438	7.9%
Gauteng	1 165 679	1 318 981	1 406 445	1 451 967	1 571 129	7.7%
KwaZulu-Natal	2 149 969	2 498 888	2 931 722	3 033 463	3 275 005	11.1%
Limpopo	1 412 882	1 640 032	1 751 512	1 798 859	1 956 601	8.5%
Mpumalanga	704 070	836 451	901 386	925 171	1 006 932	9.4%
Northern Cape	188 578	213 512	232 102	307 095	259 279	8.3%
North West	777 722	888 065	1 001 629	980 018	1 118 912	9.5%
Western Cape	668 839	749 170	790 344	830 634	882 888	7.2%

Total	9 406 829	10 918 263	11 983 141	12 374 770	13 386 278	9.2%

1.	Projected numbers.

Source: Intergovernmental Fiscal Review / Socpen system
The number of care dependency grant beneficiaries grew from 88 889 in April 2005 to a projected 105 909 in April 2009. This grant is

CHAPTER 6: SOCIAL SECURITY
payable to children between the ages of 1 and 18 who suffer from severe mental or physical disability and are in permanent home care.
Table 6.4 Social grants expenditure numbers by type of grant and province, 2005/06 – 2011/12

								% growth
								(average
R million	2005/06	2006/07	2007/08	2008/09	2009/10	2010/11	2011/12	annual)

Old age	19 470	21 222	22 801	25 992	28 500	29 902	31 067	8.1%
War veterans	28	25	22	20	17	15	13	-12.0%
Disability	14 099	14 261	15 280	16 600	17 218	18 209	19 158	5.2%
Grant-in-aid	57	67	87	123	130	137	145	16.8%
Foster care	1 996	2 851	3 414	3 943	4 701	5 557	6 473	21.7%
Care dependency	916	1 006	1 132	1 322	1 521	1 592	1 655	10.4%
Child support	14 143	17 559	19 625	22 537	28 158	32 568	36 568	17.2%
Social relief of distress	—	41	106	624	135	146	158

Total	50 709	57 032	62 467	71 161	80 380	88 126	95 237	11.1%

Province
Eastern Cape	9 733	10 599	11 636	12 673
Free State	3 352	3 706	4 122	4 603
Gauteng	6 130	6 747	7 318	8 322
KwaZulu-Natal	11 898	13 890	15 105	17 704
Limpopo	6 815	7 636	8 439	9 731
Mpumalanga	3 476	3 928	4 322	4 989
Northern Cape	1 177	1 285	1 622	1 960
North West	4 186	4 912	5 187	5 747
Western Cape	3 942	4 329	4 716	5 432

Total	50 709	57 032	62 467	71 161

Source: Socpen system
The number of children in foster care has grown to about 487 000
The foster care grant is for children whom the courts deem in need of care and compensates non-parents for the costs of caring for a child. The number of children in foster care grew from 252 106 in 2004/05 to a projected 487 510 in April 2009.
Table 6.4 sets out expenditure by category of grant and by province. Social assistance grant expenditure is projected to increase at an average annual rate of 11.1 per cent between 2005/06 and 2011/12. In 2009/10, spending on the old age grant is expected to be R28.5 billion, and child support will amount to R28.2 billion.
On 1 April 2009 the old age, disability and care dependency grant amounts will increase by R50 per month. The maximum value of the grants per month will be: old age R1 010, war veterans R1 030, disability R1 010, grant-in-aid R240, foster care R680, care dependency R1 010 and child support R240.
Evidence suggests grant makes a significant contribution to reducing child poverty
Compelling evidence that the phasing-in of the child support grant has contributed significantly to reducing child poverty has emerged in recent research – notably in evidence of improved nutritional outcomes for young children. Evidence on the impact of grants on older children is still awaited, and research has been undertaken on options for linking grants to key aspects of child care, such as schooling and health monitoring. Drawing on the relevant evidence, and subject to affordability, the extension of the child support grant to the age of 18 is under consideration.

2009 BUDGET REVIEW
Social security funds
Contributory social security funds provide conditional income support or compensation for defined-risk events. The present social security schemes include the Unemployment Insurance Fund (UIF), the Compensation Funds and the Road Accident Fund (RAF). They are financed through mandatory levies and taxes.
Social security funds to run overall surplus of R9.2 billion in 2008/09
These funds are expected to run a combined cash surplus of about R9.2 billion in 2008/09, compared with a surplus outcome of about R8.7 billion in the previous financial year. This reflects continued substantial cash surpluses at the UIF and Compensation Funds, while expenditure on claims payments has outstripped revenue at the RAF.
Table 6.5 Social security funds, 2005/06 – 2011/12

2008/09
	2005/06	2006/07	2007/08	Revised	2009/10	2010/11	2011/12
R million		Outcome		estimate	Medium-term estimates

Unemployment Insurance Fund
Revenue	7 841	9 467	11 324	12 023	13 237	14 557	15 974
Expenditure	3 635	3 578	3 592	4 460	5 231	5 880	6 666
Compensation Funds
Revenue	3 657	3 724	5 757	5 384	5 739	6 125	6 542
Expenditure	2 858	2 912	3 567	3 413	3 575	3 743	4 115
Road Accident Fund
Revenue	8 763	7 213	8 104	11 739	12 479	13 957	15 166
Expenditure	6 210	7 501	9 316	12 115	13 161	13 778	14 955

Total: Social security funds
Tax revenue	15 727	17 804	20 868	22 336	27 011	29 531	31 810
Non-tax revenue	1 824	2 593	4 308	4 302	4 432	5 097	5 860
Grants received	2 710	7	9	2 507	11	12	12
Unemployment contributions	6 861	7 985	9 083	9 729	10 410	11 138	11 918

Total revenue	20 260	20 404	25 184	29 146	31 455	34 640	37 682
Total expenditure	12 702	13 990	16 475	19 988	21 967	23 402	25 736
Budget balance[1]	7 558	6 414	8 709	9 158	9 488	11 238	11 946

1.	A positive number reflects a surplus and a negative number a deficit.
Unemployment insurance
UIF had capital and reserves of R25.3 billion in March 2008
The UIF provides short-term unemployment insurance to qualifying workers. It pays benefits to contributors or their dependants in cases of unemployment, illness, maternity, adoption of a child or death. The March 2008 actuarial valuation indicated that the UIF is in a position to meet its cash-flow requirements over the next 10 years for a wide range of possible scenarios. The actuarial reserve requirement was estimated at R12.3 billion, whereas the UIF had capital and reserves amounting to R25.3 billion as of 31 March 2008, mainly invested with the Public Investment Corporation.
The Fund has resources to cover an increasing number of unemployment claims
For the first nine months of 2008/09, the number of new claimants for UIF benefits averaged about 51 350 a month. Average monthly benefit payments amounted to about R320 million to approximately 168 000 beneficiaries, compared with 140 000 beneficiary payments a month over the same period in 2007/08. UIF data indicate that more

CHAPTER 6: SOCIAL SECURITY
people are becoming unemployed for longer periods, and that there is an increase in higher-income claimants. The increase in claims at this stage appears to be moderate, and projected benefit expenditure growth of about 12 per cent a year over the period ahead will be fully covered by the Fund’s income growth.
UIF plans to help train, develop and place unemployed workers
Through links with the Department of Labour’s network of employment centres and database of work opportunities, the UIF is developing mechanisms for supporting the placement of unemployed workers in training or jobs. Legislative improvements to the UIF benefit structure under consideration include options for extending payments beyond the current 35 weeks of benefit, and possible revisions to the income replacement rate schedule.
Table 6.6 Unemployment Insurance Fund benefits and recipient numbers, 2005/06 – 2011/12

				2008/09
	2005/06	2006/07	2007/08	Revised	2009/10	2010/11	2011/12
		Outcome		estimate	Medium-term estimates

Benefits (R million)
Unemployment benefits	2 065	1 991	2 031	2 341	2 678	3 064	3 505
Illness benefits	187	180	187	211	241	277	316
Maternity/adoption benefits	353	418	460	492	563	644	736
Dependant benefits	283	248	243	292	334	382	437
Beneficiaries (thousand)
Unemployment	451	421	397	442	475	510	548
Illness	26	30	25	28	30	32	34
Maternity/adoption benefits	81	96	89	99	106	114	123
Dependant	31	25	16	18	19	21	22

Total benefits payment	2 888	2 838	2 921	3 336	3 817	4 366	4 995
Total beneficiaries	589	572	527	587	630	677	727

Compensation Funds
Compensation Funds’ costs are recovered through levies on employers
The Compensation Funds provide medical care and income benefits to workers who are injured on the job or who develop occupational diseases, survivor benefits to families of victims of employment-related fatalities and funding for rehabilitation of disabled workers. Costs are recovered through levies on employers.
The main Compensation Fund is administered by the Department of Labour and serves employees outside the controlled mining and construction sectors. For lung diseases contracted as a result of working conditions, the Mines and Works Compensation Fund is administered by the Department of Health.
Two private mutual companies are licensed by the Compensation Commissioner to manage injury compensation arrangements for the building and construction, and mining industries, respectively. Claims, benefits and rebates paid by Federated Employers Mutual (which handles building and construction compensation) for the six months ending June 2007 and June 2008 were R138.5 million and

2009 BUDGET REVIEW
R189.5 million respectively, representing growth of 36.8 per cent, in line with strong growth in the construction industry over this period.
The main Compensation Fund continues to make progress in reducing a claims backlog
Restructuring of the main Compensation Fund is in progress, following initiation of a turnaround strategy in July 2007. Upgrading of the financial system to enhance service delivery commenced in January 2008. In 2007/08 the Fund continued to review all claims dating from 2000 to 2004 in its quest to eliminate backlogs. Of the 1 216 171 claims, 1 018 417 claims were accepted and 900 948 claims paid, with 180 392 closed without benefits paid because workers were off duty for three or fewer days. A total of 777 320 medical accounts were paid to medical providers to the value of R1.3 billion and 335 435 claims were paid to workers to the value of R652 million.
To enhance the quality of and access to its services, the Fund plans to decentralise its functions to provincial offices of the Department of Labour. The Fund remains financially sound, with an accumulated surplus of R6.1 billion as of 31 March 2008 and a reserve against liabilities of R11.8 billion.
Road Accident Fund
The Road Accident Fund provides compensation for the loss of earnings, loss of support and compensation for general damages, medical and funeral costs to victims of road accidents caused by the negligent or wrongful driving of another vehicle.
The RAF has reduced its claims backlog, but its financial position has deteriorated
The Fund has reduced its claims backlog from 341 146 at the end of 2006/07 to 297 072 by March 2008. However, strong growth in road accident claims continue to be experienced and there have been delays in giving effect to regulatory reforms aimed at limiting benefits and streamlining administration. The overall financial position of the RAF continues to reflect a substantial accumulated deficit. Claim volumes and costs increased by 40 per cent and 86.7 per cent respectively between 2005/06 and 2007/08.
To ensure liquidity and provide for the payment of outstanding claims, R2.5 billion was allocated to the RAF during the 2008 adjustments budget. The RAF fuel levy will be increased by 17.5 cents from 1 April 2009, which will enable further progress to be made in reducing the claims backlog. Further legislative and administrative changes are needed to establish a no-fault road accident benefit scheme as recommended by the Road Accident Fund Commission. A draft policy framework for these reforms has been prepared by the Department of Transport.
Social security and retirement reform
Interministerial committee oversees government’s work on social security and retirement industry reform
An interministerial committee oversees government’s work on social security and retirement industry reform, supported by an interdepartmental task team. Contributions to the review of options for improved social protection and development of the savings industry have also been made by organised business and labour, industry stakeholders, regulatory authorities and researchers. The 2002 Report of the Committee of Inquiry into Comprehensive Social Security

CHAPTER 6: SOCIAL SECURITY
serves as the point of departure for this reform programme. Options for the development of a national health insurance system, as part of the longer-term social security reform agenda, are also under scrutiny.
Saving and income security for low-income earners
Low-income earners in South Africa typically lack adequate retirement savings
Low-income earners are vulnerable to unemployment or other lifetime shocks, and typically ill-prepared for old age. Even the formally employed often withdraw their savings before reaching retirement age, perhaps to meet pressing needs or social obligations, perhaps informed by the security of the state-funded old age grant, which falls away if retirement income exceeds a modest means test threshold.
Raising the means test thresholds is therefore an important part of the social security reform agenda, together with improvements in unemployment and death and disability benefits. These are steps towards broader social protection, which is in turn an enabling framework for greater preservation of retirement savings by low-income earners.
A central aim of the reform process is to ensure that low-income workers can secure retirement savings
A key consideration is the design of a standard, basic retirement saving and income-protection scheme. It needs to be affordable, simple, cost-effective and available to low-income employees and those with irregular earnings. It needs to allow for income assurance in the event of unemployment, death or disability, which are significant risks in South Africa’s circumstances. It needs to combine assured minimum benefits with a reasonable return on accumulated savings.
In some countries, the basic social security arrangement is a common, pooled fund to which all employed persons contribute. In others, accredited private funds are permitted alongside a statutory default arrangement for those without private or occupational cover. The central aim, whether realised through a single national fund or a variety of approved funds, is to ensure that all contributors have access to retirement savings and social insurance vehicles that provide income protection effectively and economically.
Determining appropriate contribution limits
Initial modelling suggests that a 12-15 per cent contribution rate is appropriate
The question of how much of their earnings workers can and should set aside for their old age is an important area of research. Initial modelling has suggested that a contribution rate of 12-15 per cent of earnings can achieve an income replacement rate of 40 per cent, based on about 30 years of contributions, but more work needs to be done in this area.
In the context of South Africa’s unemployment challenge, compulsory participation by very low-income workers needs to be accompanied by contribution relief or subsidy arrangements to ensure that the social security system is affordable. One alternative under consideration is to base mandatory contributions on earnings above a set floor, possibly linked to the minimum wage.
The contribution ceiling for the UIF is about R150 000 a year at present. Based on this threshold, a statutory savings arrangement

2009 BUDGET REVIEW
would finance a standard retirement income of about R60 000 a year for higher-income contributors with about 30 years of employment, depending partly on retirement age. Greater discretion about savings vehicles and contribution levels is appropriate at higher income levels, though international experience suggests that there may be a case for mandatory savings above the social security threshold as well.
Encouraging savings through the tax system
To preserve retirement savings, consideration will be given to phasing out provident funds
There is widespread agreement that a long-term aim of South Africa’s retirement industry reform should be a unified statutory and regulatory framework, applicable to all retirement funding arrangements. There are two principal challenges:
•	The retirement funding system comprises pension and retirement annuity funds, which allow up to one-third of accumulated benefits to be withdrawn as a lump sum upon retirement, and provident funds, which allow for the full withdrawal of accumulated benefits upon retirement.

•	There are also important differences between the private retirement funding industry and the present public service pension fund arrangements, which are not subject to the Pensions Fund Act.
Tax considerations are especially important in levelling the playing field between these separate retirement funding jurisdictions. The tax advantage of the public service pension benefit is being phased out, and consideration is now being given to the unification of the pension and provident fund regimes. Special attention has to be given to the rules governing withdrawals and compulsory annuitisation at retirement, with a view to achieving a reasonable balance between access to funds in the event of pressing needs and preservation of savings to secure an adequate income in old age.
Equity considerations need to be considered in the tax treatment of retirement savings
Although the tax-deductibility of contributions to retirement savings is important to encourage long-term savings, equity considerations suggest that favourable tax treatment should not be unlimited. An earnings cap, above which no tax subsidy will be provided for contributions towards retirement savings vehicles, or an annual monetary cap per taxpayer, have therefore been proposed. In line with practice in some countries, conversion of the allowable deduction into a non-refundable tax credit is also under consideration.
Chapter 4 discusses work under way to develop a uniform definition of employment income that can be applied equally across all tax instruments. This will support future alignment of the social security, private pension and UIF tax bases. Subsequent work will develop appropriate income and earnings definitions for self-employed individuals contributing towards social security. Standardisation of the underlying contributory arrangements is a key foundation of a practical, cost-efficient social security reform programme.

7
Medium-term priorities and public service delivery
•	The 2009 Budget supports long-term growth and employment creation and puts forward measures to protect poor households during the period of slower economic growth ahead. Over the medium term government spending will focus on public employment programmes, improving the quality of education and health care, combating crime, investing in infrastructure and speeding up rural development. Additional allocations of R161 billion are proposed over the next three years, increasing public expenditure by 5.1 per cent a year in real terms.

•	At the same time, the more constrained economic environment obliges government to take further steps to improve efficiency and obtain value for money in public spending. The 2009 Budget reflects savings measures amounting to R19 billion across all national departments and provinces. This step builds on the success of efficiency savings realised in last year’s budget, and includes cost-saving measures focused on goods and services, foreign travel and non-essential expenditure, and curtailing non-performing government programmes.
Key spending trends and budget priorities
Strong growth in public spending is sustained to support long-term growth and social development
During the economic slowdown, government intends to sustain a robust expansion of public spending, consistent with its counter-cyclical approach to fiscal policy. In particular, the 2009 Budget targets spending in areas that contribute to long-term growth and development, such as physical infrastructure and human capital. The budget also protects low-income households through continued expansion of the social wage and a significant step-up in public works programmes.
Over the past seven years, strong growth in public spending has enabled government to make further progress in improving the quality

2009 BUDGET REVIEW
of life of all South Africans, with particular emphasis on improving the livelihoods of the poor. Since 2004, spending on built environment infrastructure, which includes housing, public transport, roads, water, sanitation and electricity, has grown by more than 16.5 per cent a year. Spending on education, health and social development has also grown strongly, enabling the continued expansion of access to these services. The criminal justice system has benefited from increased numbers of personnel, improved salaries, better technology and enhanced surveillance capabilities.
Figure 1 shows the progress made across a range of social indicators, while underlining the challenges over the period ahead:
•	The number of matriculants passing mathematics on the higher grade has increased from 19 000 in 2001 to 26 000 in 2007.

•	The proportion of people infected with HIV and Aids fell between 2004 and 2007, while the number of people receiving anti-retroviral therapy grew from 15 311 in 2004 to 560 000 in 2008.

•	The number of people receiving social grants, including the child support grant, has increased more than fivefold, from 2.4 million to 13.3 million since 1999.

•	The proportion of households with access to electricity, water and sanitation grew significantly between 1999 and 2007.
Figure 7.1: Key spending and service delivery trends, 1999-2007

Source: Global Insight and the Development Indicators (2008)

CHAPTER 7: MEDIUM-TERM PRIORITIES AND PUBLIC SERVICE DELIVERY
Budget targets spending on front-line services in education, health and criminal justice
These are substantial achievements, yet South Africa still faces considerable developmental challenges. High unemployment, the uneven quality of health care and education, and high rates of serious crime remain key public concerns. Given the present economic slowdown, addressing these challenges will be more difficult in the period ahead. The 2009 Budget therefore targets spending on front-line services, especially as they relate to government’s key priorities:
•	Enhancing the quality of education and skills development.

•	Improving the provision of health care, with particular emphasis on reducing infant, child and maternal mortality rates, and broadening prevention and treatment programmes tackling HIV and Aids and tuberculosis (TB).

•	Investing in the criminal justice sector to reduce crime levels and enhance public safety.

•	Expanding investment in the built environment to improve public transport and meet universal access targets in electricity, water, sanitation and housing.

•	Decreasing rural poverty by taking steps to raise rural incomes and improve livelihoods by enhancing access to land and providing support for emerging farmers.
New steps to reduce carbon emissions and mitigate effects of climate change
In addition to these priorities, several cross-cutting themes are reflected in the 2009 Budget. These include support for employment-creation programmes, initiatives to increase the capacity of the state to meet its responsibilities and, over the longer term, steps to reduce carbon emissions and mitigate the effects of climate change.
Spending on public employment projects grows in line with the extension of the expanded public works programme. Over the medium term, improved planning and coordination between national, provincial and local government will receive priority attention, alongside institutional transformation and systems modernisation to improve service delivery – especially in Home Affairs, criminal justice, education, basic household services and health.
Stepped up funding for land and agrarian reform
Increasing the social wage is a central component of South Africa’s developmental agenda. Further investments in the built environment to promote the availability of electricity, water, sanitation, housing and public transport infrastructure are made over the period ahead. To speed up housing delivery, government will improve coordination and integration between provinces (which administer the housing grant) and municipalities (which provide bulk infrastructure). Government will also step up funding for land and agrarian reform, with a focus on providing support for emerging farmers.
Government departments are required to identify savings and curb non-essential expenditure
Further emphasis is placed on improving public-service efficiency by redirecting spending to front-line services. Government departments are required during the budget process to identify non-essential or wasteful expenditure, such as excessive travel or promotional activities, and to curtail ineffective programmes, to contribute either to savings or for reprioritisation. The inflation assumptions on which salary increases have been budgeted for have been revised given the improved inflation outlook since the tabling of the 2008 Medium Term

2009 BUDGET REVIEW
Budget Policy Statement. Total savings of about R19 billion have identified over the medium-term expenditure framework (MTEF) period.
The budget framework also includes an unallocated contingency reserve to provide for future expenditure on unanticipated events such as disasters. In addition, the contingency reserve allows government to augment progress achieved by provinces and municipalities in increasing labour-intensive public employment programmes, extending successful agricultural support programmes and expanding enrolment in further education and training (FET) colleges.
Development finance institutions will help to sustain the pace of investment spending
State-owned enterprises are key partners in the delivery of economic services and infrastructure. The capital investment programmes of these entities will contribute to rising output in the short term and enhanced economic capacity in the longer term. Infrastructure investment by Transnet and Eskom will increase at a rapid rate over the MTEF period. Lending by the Development Bank of Southern Africa and other development finance institutions will help to sustain the pace of investment spending.
Consolidated expenditure and revised estimates
A functional classification of government expenditure is set out in Table 7.1. It takes into account consolidated national and provincial spending, spending by various public entities and government business enterprises, and transfers to local government.
Consolidated government expenditure is projected to increase from R721.1 billion in 2008/09 to R953.1 billion in 2011/12, largely financed through the national budget.

CHAPTER 7: MEDIUM-TERM PRIORITIES AND PUBLIC SERVICE DELIVERY
Table 7.1 Consolidated government expenditure by function, 2008/09 – 2011/12

	2008/09				Average annual growth
	Revised	2009/10	2010/11	2011/12	2005/06-	2008/09-
R million	estimate	Medium-term estimates			2008/09	2011/12

General public services	48 131	51 257	54 379	56 087	17.5%	5.2%
Defence	30 778	34 708	35 527	38 030	6.3%	7.3%
Public order and safety	67 810	75 529	82 876	92 542	12.5%	10.9%
Police services	44 349	49 540	54 705	59 327	12.6%	10.2%
Law courts	10 343	11 808	12 748	13 704	17.1%	9.8%
Prisons	13 119	14 181	15 423	19 511	9.1%	14.1%
Economic affairs	126 157	179 559	177 722	160 592	25.4%	8.4%
General economic, commercial and labour affairs	24 716	29 186	29 305	30 196	19.6%	6.9%
Agriculture, forestry, fishing and hunting	15 926	15 992	17 583	19 788	18.4%	7.5%
Fuel and energy	17 220	46 334	39 415	21 521	47.5%	7.7%
Mining, manufacturing and construction	2 984	2 891	2 823	2 965	13.0%	-0.2%
Transport	51 906	69 544	72 508	68 963	33.2%	9.9%
Communication	13 405	15 611	16 088	17 159	12.6%	8.6%
Environmental protection	5 146	5 589	6 191	6 512	11.3%	8.2%
Housing and community amenities	65 297	73 184	82 358	92 041	16.0%	12.1%
Housing development	15 915	19 576	20 837	23 337	27.2%	13.6%
Community development	29 922	29 721	35 572	38 745	33.5%	9.0%
Water supply	19 460	23 888	25 948	29 960	-3.3%	15.5%
Health	80 809	86 945	97 632	105 351	17.3%	9.2%
Recreation and culture	9 857	7 742	5 751	5 372	45.5%	-18.3%
Education	127 344	140 427	156 111	169 683	14.0%	10.0%
Social protection	105 441	118 128	129 058	140 033	13.4%	9.9%

Allocated expenditure	666 771	773 068	827 604	866 243	16.3%	9.1%
State debt cost	54 281	55 268	60 140	66 826	2.2%	7.2%
Contingency reserve	—	6 000	12 000	20 000

Consolidated expenditure [1]	721 052	834 336	899 744	953 069	14.9%	9.7%

1.	Consisting of national, provincial, social security funds and selected public entities. Refer to Annexure W2 for a detailed list of entities included.
Proposed revisions to expenditure plans
Over the next three years R161 billion is added to the spending framework
The MTEF operates as a three-year budget framework, revised annually. This chapter discusses additional allocations to departments by category of spending. Over the next three years, spending plans have been increased by R161 billion relative to the 2008 Budget. Revisions to the 2009/10 spending estimates are summarised in Table 7.2. Key expenditure increases include:
•	R24.8 billion to provinces to expand no-fee schools, reduce infant and child mortality and improve welfare services, among others

•	R2.9 billion for local government to provide free basic services

•	R6.4 billion for public transport, roads and rail infrastructure

•	R4.1 billion to extend the expanded public works programme

•	R7.9 billion for housing and municipal infrastructure

2009 BUDGET REVIEW
Table 7.2 2009 Budget priorities – additional MTEF allocations, 2009/10 – 2011/12

R million	2009/10	2010/11	2011/12	Total

Provincial equitable share	5 585	7 364	11 849	24 798
Includes school education, health care and welfare services
Local government equitable share	491	614	1 829	2 934
Education, health and welfare
Higher education, National Student Financial Aid Scheme and recapitalisation of technical high schools	548	764	1 597	2 909
School nutrition programme	583	1 322	2 097	4 002
Hospitals and tertiary services	204	360	397	961
Comprehensive HIV and Aids	200	325	407	932
Social grants and SASSA	2 510	4 231	6 433	13 174
Housing and built environment
Housing grants	711	804	2 146	3 662
Municipal infrastructure and related services	755	851	2 690	4 295
Infrastructure grant to provinces	453	1 234	2 456	4 143
Cultural institutions (Freedom Park)	200	134	—	334
Economic infrastructure and investment
Public transport, roads and rail infrastructure	1 377	1 796	3 221	6 394
Communications infrastructure including ICT for 2010 FIFA World Cup	570	601	415	1 586
2010 FIFA World Cup stadiums	281	217	—	497
Eskom loan	30 000	20 000	—	50 000
Gautrain loan	4 200	—	—	4 200
Public Enterprises (South African Airways)	1 560	—	—	1 560
Industrial development and productive capacity of the economy
Industrial development and regulatory capacity	364	647	623	1 634
Land and agrarian reform	197	305	1 277	1 779
Justice, crime prevention and policing
Policing personnel, facilities and 2009 elections	300	900	2 600	3 800
Justice and occupation-specific dispensation for legally qualified personnel	150	225	300	675
Correctional Services personnel	300	300	300	900
International relations and defence
Defence account and Waterkloof Air Base renovations	541	150	250	941
Foreign Affairs capacity and African Renaissance Fund	225	65	230	520
Public administration capacity
Home Affairs and entities	235	316	677	1 227
Border control	100	300	500	900
Expanded public works programmes — Public Works	81	360	309	749
Other adjustments	7 743	3 613	9 758	21 114

Total policy adjustments	60 463	47 797	52 361	160 621

•	R9.1 billion for school infrastructure, hospitals and related provincial infrastructure

•	R1 billion to manage electricity consumption R13.2 billion for the increased uptake of social grants

•	R4 billion to expand the national school nutrition programme

•	R1.6 billion for industrial development and consumer protection

•	R1.8 billion for rural development and agrarian reform

•	R5.4 billion to establish an integrated criminal justice sector, including funding for specialised personnel and systems

•	R1.1 billion for passport printing machines and improving Home Affairs services.

CHAPTER 7: MEDIUM-TERM PRIORITIES AND PUBLIC SERVICE DELIVERY
The Estimates of National Expenditure publication provides greater detail on national government spending across all departments.
Cross-cutting policy priorities
Employment
Expanded public works programme aims to grow the base and increase the duration of employment
Government is extending the expanded public works programme, which has created thousands of short-term jobs in construction and environmental, social and community services, for a second five-year period. Over the medium term an additional R4.1 billion is proposed to support the next phase of this programme, which will focus on increasing subsidised employment in areas such as home-based care and community health services. In addition, project-based employment in construction and environmental programmes will be scaled up and will include performance-based funding incentives for provinces and municipalities to meet more labour-intensive delivery targets in their public employment programmes.
Working for Water and Working on Fire created 3.4 million person days of work in 2007/08
Government is allocating an additional R550 million to the successful Working for Water and Working on Fire programmes over the period ahead. These programmes support improved environmental management and preservation of productive land. They operate in all provinces, drawing their workforce from poor communities. Together these programmes created 3.4 million person days of work in 2007/08 and aim is to create just over 4.1 million person days of work by 2011/12.
The Umsobomvu Youth Fund receives R996 million over the medium term to maintain youth development and employment programmes. This allocation takes into account the pending merger of the Fund and the National Youth Commission into the National Youth Development Agency.
Enhancing the capacity of the state
Signs of progress at Home Affairs as ID document turnaround times decrease
A number of government departments are benefiting from a closer look at the business processes involved in delivering services. Improvements to processes in Home Affairs have reduced the turnaround times for identity documents. Similarly, more streamlined administration procedures have enhanced revenue collection and made compliance easier. Business process change and technology are also being used to improve court case management.
Support for economic regulatory authorities
Several regulatory authorities, including the Competition Commission, receive additional resources to enhance their work. The Departments of Education, Health, Transport, and Trade and Industry all receive money for standards-setting authorities and for inspectors or evaluators to monitor performance and safety. Strengthening accountability in the public sector is critical to improving delivery outcomes. Enhanced reporting on service delivery performance both in the budget process and by the Presidency lays the basis for tighter scrutiny and oversight of public spending by the legislatures.

2009 BUDGET REVIEW
Mitigating global climate change
Government is reinforcing programmes to enhance energy efficiency
South Africa is a major contributor to greenhouse gas emissions. To transform the country’s environmental profile, government has launched several initiatives, including programmes to improve energy efficiency, reduce carbon emissions (particularly in the transport sector) and support more environmentally advanced technologies in power generation. The 2008 Adjustments Budget provided R180 million to Eskom for the rollout of the electricity demand-side management programme, which focuses on replacing incandescent light bulbs with compact fluorescent light bulbs and the exploration of new energy sources. Over the MTEF, R675 million is allocated to municipalities for electricity demand-side management through a conditional grant.
Working for Energy, a new labour-intensive programme, uses biomass to generate electricity
The 2009 Budget also provides R45 million to Working for Energy, a new programme that uses biomass to generate electricity. The programme is expected to create 230 000 person days of work by 2011/12. A further R30 million is made available to support research on mitigation and adaptation strategies that will lead towards the development of the national climate change response policy.
Social services
Education and skills development
Government’s contribution to public education remains its single largest investment, reflecting the fact that education is key to reducing poverty and accelerating long-term economic growth. At a consolidated government level, education spending has grown by 14 per cent a year for the past three years and is projected to grow by 10 per cent a year over the next three years.
60 per cent of schools will soon be no-fee schools
The largest component of education spending occurs at a provincial level. Key priorities for provincial governments in education include extending the no-fee schools policy to 60 per cent of schools, increasing allocations for school buildings – including provision for eliminating unsafe and dangerous facilities – and ensuring adequate water and sanitation. These priorities are detailed in Chapter 8. Continued support is also provided for teacher bursaries and training resources, as well as learner support materials.
Baseline funding for FET colleges includes R955 million to provide bursaries for 162 360 students to access newly designed programmes at these institutions. During 2007 about 50 FET colleges received new equipment and infrastructure. A further R285 million is allocated for the recapitalisation of technical high schools over the next three years. This allocation supports improved teacher training and development, as well as upgrades to facilities and equipment.
Higher education subsidies are increased to expand enrolment
An additional R700 million is allocated for higher education subsidies to cater for increases in university costs and enrolments. The total number of students enrolled in higher education will increase from 783 900 in 2008 to 836 810 by 2011. This allocation is also aimed at improving facilities. The National Student Financial Aid Scheme

CHAPTER 7: MEDIUM-TERM PRIORITIES AND PUBLIC SERVICE DELIVERY
receives an additional R330 million to improve access for poor learners to higher education. The target is to provide assistance to 150 000 students a year by 2011, up from 120 000 in 2008.
An allocation of R31 million is made available to establish a National Education Evaluation Unit to evaluate and enhance school and teacher performance, and to optimise the new salary dispensation for teachers, which includes an element of performance pay.
The national school nutrition programme
The national school nutrition programme is a key component of government’s anti-poverty strategy. The programme has contributed to improved learner attendance and ability to study. In 2007, the programme fed about 6 million learners on at least 156 days at 18 000 primary schools.
Over the next three years the programme receives an additional R4 billion, bringing overall funding for school nutrition to R10.6 billion. The additional allocation is aimed at improving the quality of meals served and extending coverage to 3 929 secondary schools by the end of 2011/12.
Transforming the quality of health care
Funding targets a lower disease burden, reducing overall demand on public health care
While health spending has increased strongly over the past five years, a rising disease burden has kept major parts of the health system under stress. Staffing levels have been increased and levels of professional remuneration improved, but better management of this complex system is required to improve its functioning relative to available resources. The 2009 Budget channels funds to priority areas to lower the disease burden, reduce overall demand on the system, improve the capacity of public health care and modernise delivery infrastructure.
Budget supports HIV and Aids screening of pregnant women, and steps up prevention and therapy
The budget allocates R1.8 billion over the medium term to reduce infant and child mortality by introducing three new child vaccines. An additional R932 million is added to the comprehensive HIV and Aids grant to screen all pregnant women, step up mother-to-child transmission and improve drug regimens by implementing dual and triple therapy. Antiretroviral treatment programmes have expanded rapidly, taking on an additional 200 000 patients over the past 12 months. Funding by government and donors will allow the number of people on treatment to grow from 630 775 in 2008/09 to 1.4 million by 2011/12. The additional allocations bring total funding for the HIV and Aids conditional grant to R12.4 billion over the MTEF period.
An additional R468 million is provided over the medium term to enhance TB treatment and reduce treatment default rates. Government aims to increase the cure rate from the projected 60 per cent in 2008/09 to 70 per cent in 2011/12. A national TB prevalence survey will also be conducted, providing an important foundation for managing this widespread disease.
Of the 31 hospitals under construction, 18 will be completed by 2011/12
The 2009 Budget makes provision for further improvements in the remuneration of health professionals. An additional R3 billion is allocated for the implementation of occupation-specific dispensations for doctors, dentists, pharmacists and emergency medical services professionals. A further R728 million is allocated to the hospital revitalisation programme. A total of 31 hospitals are under construction, 18 of which will be completed over the next three years.

2009 BUDGET REVIEW
New bodies to monitor norms for hospitals and to regulate medicines
A National Office for Standards Compliance (R22.5 million) will be established to set and audit national norms and standards for hospitals and primary care centres. The new South African Health Products Regulatory Authority (R44.5 million) will be established, replacing the Medicines Control Council over the medium term.
Social assistance and welfare services
More than 13 million people will be receiving social grants in 2009
South Africa’s system of social grants continues to play a significant role in the reduction of income poverty. Grant recipients grew from 2.4 million beneficiaries in 1996 to a projected 13.4 million in 2009. These grants are discussed in detail in Chapter 6. To cater for its expansion, an additional R12 billion is allocated to the social grants programme over the MTEF period, and R1.2 billion is allocated for increases in transaction costs associated with beneficiary payments.
Table 7.3 Social services: expenditure by vote, 2005/06 – 2011/12

2008/09
	2005/06	2006/07	2007/08	Revised	2009/10	2010/11	2011/12
R million		Outcome		estimate	Medium-term estimates

Appropriation by vote
Arts and Culture	1 121	1 330	1 586	2 126	2 623	2 435	2 449
Education	12 437	14 250	16 241	19 743	21 287	25 138	28 129
Grants to provinces	1 248	1 713	2 008	2 909	2 572	3 931	4 978
Health	9 937	11 338	12 763	15 551	17 058	19 614	20 863
Grants to provinces	8 907	10 207	11 553	14 091	15 578	18 013	19 172
Labour	1 296	1 454	1 949	1 644	2 126	2 272	2 410
Social Development	55 068	61 676	67 191	76 393	86 408	94 672	102 306
Sport and Recreation SA	437	887	5 048	4 885	2 860	1 250	771
Grants to local government	—	600	4 605	4 295	2 169	513	—
Grants to provinces	24	119	194	279	402	426	452

Total	80 296	90 934	104 778	120 342	132 363	145 381	156 928
Direct charges against the National Revenue Fund
Labour: Skills development	4 883	5 328	6 284	7 530	7 750	8 424	9 149

Total	85 179	96 262	111 062	127 872	140 113	153 805	166 076

Justice and protection services
Justice, crime prevention and security
Funds support an expanded criminal DNA database and technology improvements
Poor integration between the constituent parts of the system, inadequate forensic and investigative capacity, and insufficient use of technology are key problems facing the criminal justice sector. An amount of R3 billion is allocated for restructuring criminal justice services over the medium term. These funds provide for expanding the criminal DNA database, accelerating the rollout of national fingerprint and case management systems, and upgrading IT networks. An additional R750 million is provided to the Department of Safety and Security to increase the number of police officials from 183 180 in 2008/09 to 204 860 in 2011/12, with a particular focus on bolstering detective and forensic capacity. The department also receives funds for the policing of the 2009 elections and the 2010 FIFA World Cup.

CHAPTER 7: MEDIUM-TERM PRIORITIES AND PUBLIC SERVICE DELIVERY
250 more court clerks and 50 more family advocates to be hired over the period
The Department of Justice and Constitutional Development will receive an additional R525 million over the period for the implementation of an occupation-specific dispensation for legally qualified professionals. This additional funding will also enable the department to hire 250 more court clerks and 50 more family advocates. For the implementation of the Child Justice Bill and legislation dealing with sexual offences, R150 million has been allocated over the MTEF period.
Procurement of four new correctional facilities will decrease prison overcrowding
The Department of Correctional Services has baseline funding to procure four new correctional centres at Paarl, East London, Klerksdorp and Polokwane through public-private partnerships. These facilities will provide capacity for 12 000 inmates, reducing prison overcrowding. A further R900 million is allocated to the Department of Correctional Services to enable the department to change its shift system to reduce the amount of overtime worked.
Defence
The Department of Defence will receive an additional R600 million over the medium term for the upgrading of the waterkloof Air Force Base. A further R80 million is allocated to expand the Reserve Force, Which now stands at 17 750 members, by an additional 2 900 trained members to supplement landward defence capability.
Table 7.4 Justice and protection services: expenditure by vote, 2005/06 – 2011/12

2008/09
	2005/06	2006/07	2007/08	Revised	2009/10	2010/11	2011/12
R million		Outcome		estimate	Medium-term estimates

Appropriation by vote
Correctional Services	9 631	9 251	11 122	12 339	13 239	14 269	18 099
Defence	23 511	23 818	25 180	27 749	32 024	32 389	34 419
Independent Complaints Directorate	55	65	81	98	115	127	140
Justice and Constitutional Development	5 154	6 005	7 374	8 516	9 658	10 343	11 056
Safety and Security	29 361	32 521	36 386	41 492	46 410	50 966	55 030

Total	67 711	71 660	80 143	90 194	101 446	108 094	118 743
Direct charges against the National Revenue Fund
Justice and Constitutional Development: judges and magistrates salaries	1 040	1 099	1 185	1 434	1 670	1 830	1 954

Total	68 751	72 760	81 328	91 628	103 115	109 924	120 697

Economic services
Investment in economic infrastructure
Transfers for railway signalling upgrades and infrastructure improvements total R15.2 billion
Investment in economic infrastructure is a key platform for accelerated economic growth and long-term job creation. Public transport remains a key focus. To overhaul and upgrade 1 900 coaches and improve the signalling system over the medium term, an additional R600 million is made available to the South African Rail Commuter Corporation. This brings total infrastructure transfers to the corporation to R15.2 billion over the period. A further R13 million is

2009 BUDGET REVIEW
added for rail safety inspectors to strengthen the capacity of the Railway Safety Regulator.
More than 28 000 unsafe taxis to be scrapped over the next three years
The taxi recapitalisation project receives supplementary funding of R350 million, raising spending on the programme to R1.6 billion and providing for the scrapping of 28 566 old taxis over the next three years.
To accommodate general cost increases and growing passenger volumes, a further R1.8 billion is made available for bus subsidies. The bus subsidy programme is being restructured to flow as a conditional grant to provinces to enable better management of the subsidy arrangement. Government will spend more than R11.5 billion on the bus subsidy programme in the period ahead.
165 km of Gauteng’s primary road network is being upgraded
The Gauteng Freeway Improvement Scheme will upgrade 165 km of the primary road network over the long term, with costs to be recovered from road users through an electronic tolling system. To ensure continued road maintenance and improved safety on non-toll roads, the South African National Roads Agency will receive an additional R900 million.
The transition to digital television broadcasting will be supported over the medium term with an allocation of R780 million to the Universal Access Services Agency, subsidising set-top boxes, and to assist Sentech in fulfilling its universal access obligations.
Housing and the built environment
Government to spend R45 billion on housing grants over the next three years
Government continues to prioritise spending on housing, with the primary goal of eradicating informal settlements. Over the MTEF period, the integrated housing and human settlement grant to provinces receives an additional R1.5 billion to speed up housing delivery. These additional allocations will bring total government expenditure on housing grants to just over R44.8 billion in the period ahead. Of this appropriation, R500 million is for the resettlement of 25 000 households living on dolomitic land in the Khutsong area. An amount of R120 million is provided for the establishment of the Housing Development Agency, the purpose of which is to acquire, develop and release state, communal and privately owned land for residential use.
The municipal infrastructure grant is the main conduit of funds to municipalities for capital spending to extend basic services, and to build roads and sports facilities. This grant receives a further R1.9 billion and grows by 17 per cent a year over the period. Changes to the structure of the grant are discussed in Chapter 8.
R1 billion to install or rehabilitate 71 water and sanitation schemes
The Department of Water Affairs and Forestry receives additional funding of R1 billion for installation and rehabilitation of 71 bulk water and sanitation schemes. An additional R85 million is provided for training in water management and engineering skills and to reduce unlawful water use through enhanced monitoring. Financial assistance is also provided for the Forest Broad-based Black Economic Empowerment Charter, which will promote the participation of small black-owned businesses in forestry.

CHAPTER 7: MEDIUM-TERM PRIORITIES AND PUBLIC SERVICE DELIVERY
Rural development and agrarian reform
Raising rural incomes, increasing food production and enhancing the viability of small farmers are key objectives of government’s rural development agenda.
Funding for agricultural infrastructure to help small farmers increase production
Sharp food price increases over the past year have exposed South Africa’s vulnerability in this area, partly because domestic agricultural infrastructure has been neglected. The land and agrarian reform programme receives an additional R650 million over the medium term to support infrastructure for vegetable and fruit production on 450 000 ha of prime agricultural land in KwaZulu-Natal and dry-land crop production (i.e. without irrigation) on 400 000 ha of land in the Eastern Cape. These funds will also be used for soil preparation, rehabilitation of irrigation systems, fencing and storage facilities. Spending on rural roads is a priority in provincial budgets.
Government aims to settle 4 707 remaining land restitution claims
Since 1994, government has transferred about 5 million ha of agricultural land to land reform beneficiaries. In addition to R12.7 billion already in the baseline, an additional R300 million is allocated to increase land redistribution by an additional 100 000 ha over the spending period, and R400 million is allocated towards settling the remaining 4 707 restitution claims by the end of 2011/12, raising land restitution funding to R5 billion over the next three years.
Industrial development
Industrial support for sectors that encourage exports and job creation
The 2009 Budget provides support to industrial programmes and sectors that encourage exports and employment creation, while strengthening regulatory institutions that promote competition and consumer protection.
Electricity
Since its inception in 2002, the integrated national electrification programme has provided 4.8 million households with access to electricity. By March 2009, government will have spent a total of R8 billion on electrification. However, the rate of new connections is slowing down because bulk infrastructure needs to be provided in the backlog areas not previously served. If universal access to electricity is to be achieved by 2014, improved planning, resource optimisation and complementary approaches to distribution and maintenance are vital.
In 2008, government committed to supporting more efficient use of energy by installing electricity-saving devices, using renewable sources of electricity generation and exploring co-generation projects. Government will spend R1.5 billion on these programmes over the spending period.
Electricity programme allocations

R million	2008/09	2009/10	2010/11	2011/12	Total

Demand-side management	180	250	330	400	1 160
Eskom	180	75	110	120	485
Municipalities	—	175	220	280	675
Renewable energy	—	10	30	60	100
Renewable energy finance and subsidy office	—	5	15	35	55
Working for energy	—	5	15	25	45
Energy efficiency	20	40	90	140	290
National Clean production centre	—	5	15	20	40
Energy-efficiency government buildings	20	35	75	120	250

Total	200	300	450	600	1 550

2009 BUDGET REVIEW
A new subsidy scheme for the motor car industry
Government intends to leverage the potential of the automotive industry to boost employment and promote export growth. The new automotive production and development programme, which will include a transfer subsidy scheme administered by the Department of Trade and Industry, will replace the motor industry development programme. An amount of R870 million is budgeted over the medium term for implementation of the new production subsidy.
Programmes that promote job creation in small businesses receive support. Building on its success in helping small firms to access trade opportunities, the Small Enterprise Development Agency is allocated an additional R200 million for new programmes and a service delivery network.
Consumer protection receives a boost
South Africa needs strong consumer protection agencies. To bolster capacity for law administration and enforcement of regulatory functions, an additional R150 million is provided for the National Consumer Tribunal, the South African Bureau of Standards, the Competition Commission and the newly created National Regulator for Compulsory Specifications. A further R258 million is allocated for the South African Bureau of Standards to acquire testing equipment.
Table 7.5 Economic services and infrastructure: expenditure by vote, 2005/06 – 2011/12

2008/09
	2005/06	2006/07	2007/08	Revised	2009/10	2010/11	2011/12
R million		Outcome		estimate	Medium-term estimates

Appropriation by vote
Agriculture	1 909	2 224	3 333	2 820	2 793	3 089	3 602
Grants to provinces	410	401	762	868	877	1 117	1 437
Communications	1 034	1 320	1 912	2 332	2 267	2 264	2 123
Environmental Affairs and Tourism	1 776	2 060	2 789	3 207	3 481	3 884	4 147
Housing	5 249	7 166	8 586	10 635	13 589	16 138	18 410
Grants to provinces	4 868	6 678	8 150	9 921	12 592	15 027	17 222
Land Affairs	2 875	3 720	5 893	6 659	6 099	6 490	7 661
Grants to provinces	8	8	—	—	—	—	—
Minerals and Energy	2 192	2 608	2 947	3 685	4 647	5 106	5 439
Grants to local government	297	391	462	494	1 108	1 240	1 377
Provincial and Local Government	15 976	24 576	30 030	34 870	35 607	42 542	47 753
Local government equitable share	9 643	18 058	20 676	25 560	23 847	29 268	31 890
Grants to local government	5 947	6 138	8 954	8 837	11 285	12 741	15 293
Grants to provinces	41	—	—	30	—	—	—
Public Enterprises	2 671	2 590	4 604	3 268	3 797	312	184
Science and Technology	2 041	2 613	3 127	3 722	4 234	4 708	5 098
Trade and Industry	3 056	3 805	5 295	5 077	6 344	5 753	6 004
Transport	10 410	13 360	16 332	24 142	23 735	25 480	27 921
Grants to provinces	—	3 241	3 029	4 040	6 409	4 215	4 153
Grants to local government	242	518	1 174	3 179	2 428	4 300	5 160
Water Affairs and Forestry	3 804	4 306	5 385	6 467	7 894	8 293	9 463
Grants to local government	165	386	733	995	979	570	380

Total	52 993	70 347	90 233	106 882	114 487	124 060	137 806

CHAPTER 7: MEDIUM-TERM PRIORITIES AND PUBLIC SERVICE DELIVERY
Governance and administration
Enhancing the administrative capacity of the state
Funds support more rapid processing times at Home Affairs
The Department of Home Affairs has changed the way its services are delivered to the public. An integrated IT system and improved business processes have speeded up the processing of documents and applications. It now takes about 60 days to issue a first-time identity document, down from 127 days in 2007. Over the MTEF, an additional allocation of R936 million is provided to bring the standard processing time down to 30 days. A further contribution to modernisation of services is made through an allocation of R210 million to the Government Printing Works for a new passport printing machine.
R929 million is provided for the 2009 national elections
An additional R108 million is provided to the Independent Electoral Commission for upgrading 30 000 barcode scanners, buying 105 000 transparent ballot boxes and for voter education. In total, R929 million is budgeted for the 2009 national elections.
To improve security at borders and ports, the South African Revenue Service (SARS), the lead border control department, receives an additional R900 million to integrate the functions of various departments involved by developing transversal IT capability and interdepartmental business processes. Border control will be centrally managed using these systems. SARS also receives funds to overhaul customs management systems to meet international standards.
Statistics South Africa receives funds to appoint 120 000 field workers for the October 2011 population census.
Humanitarian aid to the people of Zimbabwe
South Africa remains committed to strengthening regional peacekeeping, improving political and economic relations with key partners and providing support for humanitarian initiatives. Over the MTEF period, a further R225 million is allocated through the African Renaissance Fund to provide humanitarian assistance to the people of Zimbabwe.

2009 BUDGET REVIEW
Table 7.6 Central government administration: expenditure by vote, 2005/06 – 2011/12

				2008/09
	2005/06	2006/07	2007/08	Revised	2009/10	2010/11	2011/12
R million		Outcome		estimate	Medium-term estimates

Appropriation by vote
The Presidency	190	236	264	312	325	333	350
Parliament	598	755	902	914	974	1 033	1 095
Foreign Affairs	2 688	2 945	4 070	5 353	5 337	5 472	5 501
Home Affairs	3 172	2 547	3 242	4 671	5 051	5 581	5 007
Public Works	2 354	3 026	3 402	4 252	5 298	6 599	8 185
Government Communication and Information System	254	293	381	440	482	533	505
National Treasury	13 101	16 171	18 966	31 075	61 676	48 595	31 588
South African Revenue Service	4 254	4 875	5 511	6 303	7 036	7 949	8 600
Secret Services	2 330	2 223	2 584	2 844	2 997	3 252	3 473
Grants to local government	388	410	716	260	882	995	1 225
Grants to provinces	2 984	4 983	6 276	7 384	13 449	11 315	13 091
Eskom loan	—	—	—	10 000	30 000	20 000	—
Public Service and Administration	197	429	370	417	356	403	417
Public Service Commission	91	96	108	114	121	133	145
Public Administration Leadership and Management Academy	55	58	131	106	119	127	134
Statistics South Africa	644	1 097	1 057	1 323	1 609	2 006	2 758

Total	23 344	27 653	32 894	48 976	81 348	70 815	55 685
Direct charges against the National Revenue Fund
The Presidency	2	2	2	4	4	5	5
Parliament	212	223	241	254	377	393	410
State debt cost	50 912	52 192	52 877	54 281	55 268	60 140	66 826
General fuel levy	—	—	—	—	6 800	7 542	8 531
Provincial equitable share	135 292	150 753	172 862	204 010	231 051	253 670	272 934

Total	209 761	230 824	258 875	307 525	374 848	392 565	404 391

8
Division of revenue and intergovernmental transfers
•	The 2009 Budget supports economic growth and reinforces social development through sustained growth in infrastructure spending, extending public employment opportunities, and broadening access to social and household services. The division of revenue reflects policy priorities, with strong growth across national, provincial and local government.

•	About R47.8 billion is added to the baseline of provinces over the three-year spending period to support improvements in the quality of education and health, including targeted programmes to reduce child mortality. Additional funds are allocated to strengthen rural development and agricultural production.

•	The built environment continues to receive strong support in local government allocations to ensure that poor households have access to water, sanitation and electricity. Adjustments are made to enhance the impact of the municipal infrastructure grant. Additional funding is provided to ensure readiness for the 2010 FIFA World Cup.
Introduction
Government has made substantial progress in improving the living conditions of the population
Over the past 15 years substantial progress has been made in reducing poverty and improving the living conditions of South Africans through investments in housing, electricity, water and social services. As illustrated in Figure 8.1, the number of households with access to water increased by an annual rate of 4.5 per cent, households with sanitation by 4.6 per cent and households with electricity by 6.7 per cent. Fixed investment by local government grew by an annual average of 9.9 per cent in real terms.

2009 BUDGET REVIEW
Figure 8.1 Household access to municipal services and local government fixed investment, 1995 - 2006
Sources: Medium-term Policy Review of the Presidency and Reserve Bank data
Increased funding for services that support social wellbeing and economic development
Over the medium-term expenditure framework (MTEF) period, despite a more challenging fiscal environment, government will increase its contribution to services that support social wellbeing and economic development. Provincial baseline allocations are revised upwards by R47.8 billion to bolster education, health, welfare services, housing, roads and rural development. The additional R11.3 billion allocated to municipalities will support expanded community access to potable water, sanitation, electricity and public transport. About R2.2 billion is set aside to step up employment programmes in provinces and municipalities.
This chapter outlines the division of nationally raised revenue between national, provincial and local government, focusing on the spending plans of provinces and municipalities. Broader budget priorities are presented in Chapter 7. Further details of provincial and local government allocations are contained in the Explanatory Memorandum to the Division of Revenue and conditional grant frameworks accompanying the 2009 Division of Revenue Bill, available at www.treasury.gov.za.
Overview of the division of revenue
MTEF makes additional allocations of R161 billion
Excluding a contingency reserve of R38 billion, the MTEF provides for total additional non-interest expenditure of R161 billion. Of this, national government receives R101.5 billion (including R50 billion for Eskom), provinces R47.8 billion and municipalities R11.3 billion. Total non-interest spending grows by 10.5 per cent annually over the period, from R579.6 billion in 2008/09 to R782.1 billion in 2011/12.
Table 8.1 shows the division of revenue for the 2009 Budget, taking account of the revenue-raising capacity and spending responsibilities of each sphere of government. The proposal is informed by the recommendations of the Financial and Fiscal Commission (FFC) tabled in Parliament in June 2008. These recommendations and

CHAPTER 8: DIVISION OF REVENUE AND INTERGOVERNMENTAL TRANSFERS
government’s response are discussed in the Explanatory Memorandum to the Division of Revenue.
Table 8.1 Division of nationally raised revenue, 2005/06 – 2011/12

2008/09
	2005/06	2006/07	2007/08	Revised	2009/10	2010/11	2011/12
R million		Outcome		estimate	Medium-term estimates

State debt cost	50 912	52 192	52 877	54 281	55 268	60 140	66 826
Non-interest expenditure	365 772	418 000	488 622	579 626	683 295	732 214	782 145
Percentage increase	14.4%	14.3%	16.9%	18.6%	17.9%	7.2%	6.8%

Total expenditure	416 684	470 192	541 499	633 907	738 563	792 354	848 971
Percentage increase	13.1%	12.8%	15.2%	17.1%	16.5%	7.3%	7.1%
Contingency reserve	—	—	—	—	6 000	12 000	20 000

Division of available funds
National departments	192 425	210 168	242 632	288 277	343 077	352 788	361 255
Provinces	156 665	181 331	208 669	247 729	284 519	309 704	335 925
Equitable share	135 292	150 753	172 862	204 010	231 051	253 670	272 934
Conditional grants	21 374	30 578	35 808	43 719	53 468	56 034	62 991
Local government	16 682	26 501	37 321	43 620	49 698	57 722	64 964
Equitable share[1]	9 643	18 058	20 676	25 560	23 847	29 268	31 890
Conditional grants	7 038	8 443	16 645	18 060	19 052	20 912	24 543
General fuel levy sharing with metropolitan municipalities	—	—	—	—	6 800	7 542	8 531

Total	365 772	418 000	488 622	579 626	677 295	720 214	762 145

Percentage shares
National departments	52.6%	50.3%	49.7%	49.7%	50.7%	49.0%	47.4%
Provinces	42.8%	43.4%	42.7%	42.7%	42.0%	43.0%	44.1%
Local government	4.6%	6.3%	7.6%	7.5%	7.3%	8.0%	8.5%

1.	With effect from 2006/07, the local government equitable share includes compensation for the termination of Regional Services Council (RSC) and Joint Services Board (JSB) levies for metros and district municipalities. From 2009/10 the RSC levies replacement grant will only be allocated to district municipalities.
Revisions to the provincial budget framework
Provinces are at the forefront of education, health care, social welfare and housing delivery
In addition to supporting rural development and food security, provinces are at the forefront of the delivery of quality education, health care, social welfare and housing. The additional R47.8 billion for provinces over the medium term is intended to sustain the social progress made in recent years, meet government’s broader developmental objectives and mitigate the effects of the current economic downturn on the poor.
Of the additional allocations to provinces, R24.8 billion is added to the provincial equitable share and R23 billion to conditional grants. These additions result in transfers to provinces growing by 10.7 per cent annually, from R247.7 billion in 2008/09 to R335.9 billion in 2011/12. At R284.5 billion in 2009/10, national transfers to provinces are 14.9 per cent higher than in 2008/09. Table 8.2 shows the breakdown of national transfers to provinces.

2009 BUDGET REVIEW
Table 8.2 Total transfers to provinces, 2007/08 – 2011/12

	2007/08	2008/09		2009/10	2010/11	2011/12
R million	Outcome	Budget	Revised	Medium-term estimates

Eastern Cape	30 858	36 082	36 665	41 341	45 446	48 719
Free State	13 196	15 326	15 708	17 788	19 697	21 121
Gauteng	39 841	45 451	46 455	56 448	54 137	58 878
KwaZulu-Natal	43 223	50 057	51 802	58 818	64 326	69 612
Limpopo	25 253	29 235	30 029	33 981	37 643	40 731
Mpumalanga	16 169	18 841	19 547	22 107	24 205	26 214
Northern Cape	5 933	6 638	6 866	7 971	8 857	9 581
North West	14 568	16 431	16 866	19 282	21 598	23 706
Western Cape	19 629	22 845	23 791	26 785	29 452	32 212
Unallocated	—	—	—	—	4 343	5 153

Total	208 669	240 906	247 729	284 519	309 704	335 925

Priorities underpinning provincial equitable share revisions
Adjustments protect the real value of personnel spending and critical programmes serving the poor
Revisions of R5.6 billion, R7.4 billion and R11.8 billion result in the provincial equitable share growing by an average 10.2 per cent a year from a revised R204 billion in 2008/09 to R272.9 billion in 2011/12. The revisions protect the real value of spending and support interventions aimed at improving access to and quality of schooling, health care and welfare services.
60 per cent of schools will soon be ‘no-fee’ schools
The 2009 Budget extends the no-fee schools policy from the poorest 40 per cent of schools to the poorest 60 per cent; reduces the teacher:learner ratio in the poorest 20 per cent of schools; and ensures that public schools cater for learners with disabilities.
In health, the focus is on reducing maternal and child mortality, and combating HIV and Aids and tuberculosis.
New steps to reduce child mortality
There are 18 million children in South Africa. Major causes of child mortality include HIV and Aids, pneumonia, diarrhoea, malnutrition and low birthweight. The Millennium Development Goals, of which South Africa is a signatory, aim to reduce the under-five mortality rate by two-thirds between 1990 and 2015. Interventions that will be accelerated in the period ahead to reach this target include:
•	An improved approach to preventing transmission of HIV from mothers to children, using a more effective prevention regimen, alongside strengthened programme coverage and delivery.

•	The introduction of vaccines to prevent pneumococcal pneumonia and rotavirus (which causes diarrhoea), as well as the pentavalent vaccine, which combines previous vaccines into one.

•	Improving nutritional levels, in part by expanding coverage of the child support grant.

•	Raising immunisation coverage above 90 per cent and eliminating measles.

•	Maintaining household malaria spraying programmes.

•	A new programme, implemented by nurses and community health workers, to provide neonatal support to mothers in their homes during the first 28 days after they have given birth.
Government has successfully increased the number of professionals in public health. As of September 2008, 3 760 doctors, 16 478 nurses, 12 753 other health professionals and 16 610 support personnel had been recruited into the public health service since 2003. To help retain skilled personnel, the occupation-specific dispensation in the health

CHAPTER 8: DIVISION OF REVENUE AND INTERGOVERNMENTAL TRANSFERS
sector will be extended to doctors, pharmacists and other health professionals in 2009/10.
Additional resources to expand early childhood development
Social welfare budgets have grown at an average rate of 19.6 per cent a year over the past four years. This trend continues over the spending period to ensure that services supporting the aged, needy children, people with disabilities and victims of crime are sustained. Additional resources are made available in the outer year to expand social welfare services to meet growing community needs, with a focus on strengthening early childhood development programmes.
Funding for roads and agriculture receives a boost
The equitable share is also revised upwards to support activities that enhance economic development, such as investment in road maintenance and agriculture.
The provincial equitable shares set out in Table 8.3 are determined by means of a redistributive formula based on demographic data. The structure of the formula and the data that underpin it are discussed in detail in the Explanatory Memorandum to the Division of Revenue.
Table 8.3 Provincial equitable shares, 2007/08 – 2011/12

	2007/08	2008 /09		2009/10	2010/11	2011/12
R million	Outcome	Budget	Revised	Medium-term estimates

Eastern Cape	27 344	31 383	32 132	35 940	38 983	41 431
Free State	10 835	12 413	12 713	14 236	15 466	16 465
Gauteng	28 465	33 064	33 812	38 897	43 336	47 305
KwaZulu-Natal	37 425	43 246	44 224	49 990	54 742	58 748
Limpopo	22 523	25 935	26 545	29 861	32 568	34 807
Mpumalanga	14 264	16 436	16 806	19 005	20 819	22 351
Northern Cape	4 638	5 341	5 465	6 193	6 801	7 320
North West	12 087	13 821	14 144	16 121	17 814	19 290
Western Cape	15 282	17 739	18 170	20 807	23 140	25 217

Total	172 862	199 377	204 010	231 051	253 670	272 934

Conditional grants to provinces
Several new conditional grants were introduced 2008/09
Conditional grant allocations grow from R43.7 billion in 2008/09 to R63 billion in 2011/12. Table 8.4 shows the revisions to provincial conditional grant allocations.
Several new conditional grants were introduced in 2008/09:
•	The Ilima/Letsema projects grant helps poor farmers to increase production and adopt modern farming methods. This grant is allocated R650 million over the MTEF.

•	The overload control grant is allocated R21 million over the period for initiatives to reduce overloading by trucks on the road network.

•	The Sani Pass grant receives R34 million for road infrastructure projects that promote integration and development between South Africa and Lesotho.

2009 BUDGET REVIEW
Table 8.4 Revision to provincial conditional grants allocations, 2009/10 – 2011/12

				2009 MTEF
				Total
R million	2009/10	2010/11	2011/12	revisions

Agriculture	197	305	577	1 079
Agricultural disaster management	60	—	—	60
Comprehensive agricultural support programme	87	105	177	369
Ilima/letsema projects	50	200	400	650
Education	583	1 402	2 297	4 282
National school nutrition programme	583	1 322	2 097	4 002
Technical secondary schools recapitalisation	—	80	200	280
Health	454	685	804	1 943
Comprehensive HIV and Aids	200	325	407	932
Health disaster response (cholera)	50	—	—	50
Hospital revitalisation	124	265	339	728
National tertiary services	81	95	58	233
Housing	861	804	2 146	3 812
Housing disaster relief	150	—	—	150
Integrated housing and human settlement development	711	804	2 146	3 662
National Treasury	4 653	1 234	2 456	8 343
Infrastructure grant to provinces	453	1 234	2 456	4 143
Gautrain loan	4 200	—	—	4 200
Public Works	151	400	800	1 351
Expanded public works programme incentive	151	400	800	1 351
Transport	809	647	720	2 176
Gautrain rapid rail link	325	23	—	349
Public transport operations	483	624	720	1 828

Total	7 708	5 478	9 801	22 987

The 2009 Budget introduces five new grants:
•	The expanded public works programme incentive grant encourages provinces to increase spending on labour-intensive programmes. The provincial grant is allocated R1.4 billion over the MTEF period to boost job creation in development projects and community services.

•	The public transport operations grant receives R11.5 billion over the period for subsidisation of commuter bus services.

•	The technical secondary schools recapitalisation grant is allocated R280 million for equipment and facilities at these schools.

•	The health disaster response (cholera) grant receives R50 million and the housing disaster relief grant receives R150 million to respond to natural disasters.
Existing grants are revised upwards to protect the real value of spending and extend their reach. Table 8.5 sets out the conditional grants to provinces over the medium term.
Infrastructure grant includes R500 million to secure adequate classroom space for Grade R learners
The infrastructure grant to provinces is increased by R4.1 billion over the period, including R500 million to ensure that classroom space is available for Grade R learners entering the system. A further R1 billion is made available for schools to upgrade infrastructure, secure facilities, install libraries and laboratories, and increase maintenance. About R620 million is provided to rehabilitate the coal

CHAPTER 8: DIVISION OF REVENUE AND INTERGOVERNMENTAL TRANSFERS
haulage route in Mpumalanga and develop the road network around the Medupi power station in Limpopo.
School nutrition programme is expanded to feed learners on all school days
An additional R4 billion is allocated to the national school nutrition programme grant over the MTEF to ensure that the poorest learners can be fed on all school days and to expand the programme to secondary schools.
Table 8.5 Conditional grants to provinces, 2008/09 – 2011/12

R million	2008/09	2009/10	2010/11	2011/12

Agriculture	868	877	1 117	1 437
Agricultural disaster management	137	60	—	—
Comprehensive agricultural support programme	614	715	862	979
Ilima/letsema projects	66	50	200	400
Land care programme grant: poverty relief and infrastructure development	51	51	55	58
Arts and Culture	324	441	494	524
Community library services	324	441	494	524
Education	2 909	2 572	3 931	4 978
Education disaster management	22	—	—	—
Further education and training college sector recapitalisation	795	—	—	—
HIV and Aids (life skills education)	165	177	188	199
National school nutrition programme	1 927	2 395	3 663	4 579
Technical secondary schools recapitalisation	—	—	80	200
Health	14 091	15 578	18 013	19 172
Comprehensive HIV and Aids	2 885	3 476	4 312	4 633
Forensic pathology services	595	492	557	590
Health disaster response (cholera)	—	50	—	—
Health professions training and development	1 679	1 760	1 865	1 977
Hospital revitalisation	2 798	3 186	3 881	4 172
National tertiary services	6 134	6 614	7 398	7 799
Housing	9 921	12 592	15 027	17 222
Housing disaster relief	—	150	—	—
Integrated housing and human settlement development	9 921	12 442	15 027	17 222
National Treasury	7 384	13 449	11 315	13 091
Infrastructure grant to provinces	7 384	9 249	11 315	13 091
Gautrain loan	—	4 200	—	—
Provincial and Local Government	30	—	—	—
Internally displaced people management	30	—	—	—
Public Works	889	1 148	1 496	1 962
Devolution of property rate funds	889	997	1 096	1 162
Expanded public works programme incentive	—	151	400	800
Sport and Recreation South Africa	279	402	426	452
Mass sport and recreation participation programme	279	402	426	452
Transport	7 024	6 409	4 215	4 153
Gautrain rapid rail link	3 266	2 833	341	—
Overload control	9	10	11	—
Public transport operations	2 984	3 532	3 863	4 153
Sani Pass roads	30	34	—	—
Transport disaster management	735	—	—	—

Total	43 719	53 468	56 034	62 991

2009 BUDGET REVIEW
HIV and Aids programmes receive additional support
Medium-term adjustments to the health grants include an addition of R728 million to the hospital revitalisation programme grant. The comprehensive HIV and Aids grant is revised upwards by R932 million to bolster government’s HIV and Aids programme.
The integrated housing and human settlements grant is allocated an additional R3.7 billion over the period to speed up housing delivery and to raise the value of the housing subsidy to keep pace with inflation. Government plans to spend R44.7 billion on low-income housing over the next three years.
Agricultural support services are being expanded
The comprehensive agricultural support programme grant receives an additional R369 million over the MTEF to expand the provision of agricultural support services. An agriculture disaster management grant is introduced to help provinces to rehabilitate affected areas.
Consolidated provincial budget estimates
Preliminary provincial budget estimates, summarised in Table 8.6, reflect the policy priorities outlined here and in Chapter 7, and are in line with the 2008 Medium Term Budget Policy Statement.
Table 8.6 Consolidated provincial expenditure by function,1 2005/06 – 2011/12

								Average annual
				2008/09				growth
	2005/06	2006/07	2007/08	Revised	2009/10	2010/11	2011/12	2008/09–	2008/09–
R million		Outcome		estimate	Medium-term estimates			2009/10	2011/12

Education	73 874	81 183	90 329	110 115	121 023	134 202	145 925	9.9%	9.8%
Health	45 707	52 171	60 524	73 867	79 310	89 741	96 947	7.4%	9.5%
Social protection	4 239	5 109	6 168	8 676	9 371	10 578	11 563	8.0%	10.0%
Housing and community development	8 699	10 532	12 825	16 557	18 752	21 303	23 493	13.3%	12.4%
Transport	13 927	20 001	22 663	26 756	32 597	27 823	29 693	21.8%	3.5%
Agriculture	4 456	4 697	5 152	6 402	6 866	7 602	8 281	7.3%	9.0%
Other functions	13 160	15 329	19 133	24 386	25 345	26 353	28 111	3.9%	4.9%

Total expenditure	164 062	189 021	216 795	266 759	293 264	317 602	344 014	9.9%	8.8%
Total revenue	164 044	189 334	218 034	256 886	294 181	320 011	346 763	14.5%	10.5%

Budget balance[2]	-17	313	1 239	-9 873	917	2 408	2 749

Economic classification
Current payments	127 860	142 462	164 001	201 380	217 603	240 519	259 177	8.1%	8.8%
Of which:
Remuneration	95 169	104 267	119 837	145 157	157 303	171 499	183 691	8.4%	8.2%
Transfers and subsidies	23 438	30 979	35 770	43 971	51 650	49 183	53 380	17.5%	6.7%
Payments for capital assets	12 763	15 580	17 024	21 408	24 011	27 900	31 456	12.2%	13.7%

Percentage shares of total expenditure
Social services	75.5%	73.3%	72.4%	72.2%	71.5%	73.8%	74.0%
Other functions[3]	24.5%	26.7%	27.6%	27.8%	28.5%	26.2%	26.0%

1.	Medium-term estimates are based on draft budgets of provinces as at 31 January 2009 and may differ from the final budgets tabled in February.

2.	A positive number reflects a surplus and a negative number a deficit.

3.	Includes housing and community development, transport and agriculture.

CHAPTER 8: DIVISION OF REVENUE AND INTERGOVERNMENTAL TRANSFERS
Deficits to be covered by provinces’ cash reserves
In 2008/09, provinces are projected to run a combined deficit of R9.9 billion. In addition, rising spending on health, in part due to the manner in which the occupation-specific dispensation for nurses was implemented, has resulted in provinces running deficits. These deficits will be covered by provincial governments’ cash reserves.
By 2011/12, provincial spending will be more than double the 2005/06 level
Taking into account the revised provincial equitable shares, conditional grants and provincial own revenue, spending by provinces is budgeted to grow by an average of 8.8 per cent a year, reaching R344 billion in 2011/12. By 2011/12 provincial spending will be more than double the 2005/06 figure.
The following trends emerge from draft provincial budgets:
•	Spending by provincial education departments is budgeted to grow 9.8 per cent per year over the period to ensure that the system responds to the educational needs of all learners.

•	In line with health priorities, provincial health spending is set to grow 9.5 per cent per year, to R96.9 billion by 2011/12.

•	Social development spending, which helps to build sustainable communities and social cohesion, is set to grow from R8.7 billion in 2008/09 to R11.6 billion by 2011/12.

•	Provinces plan to spend just over R83 billion on capital assets on roads, health, education and agriculture over the next three years.
Within two weeks after the tabling of the 2009 Budget, provinces will table their own budgets, after which provincial departments will put forward their strategic and annual performance plans, detailing how these budgets will help to achieve government’s strategic goals.
Local government budget framework revisions
Ensuring readiness for the 2010 FIFA World Cup
An additional R11.3 billion is allocated to local government over the medium term to expand service delivery, improve the quality of services and ensure readiness for the 2010 FIFA World Cup.
As discussed later in this chapter, the 2009 MTEF builds on previous initiatives to provide vital fiscal support for poorly resourced municipalities, which receive proportionately larger amounts of the local government equitable share. The considerable increase in the municipal infrastructure grant over the medium term also provides for steady growth in the minimum allocation to these municipalities.
National transfers, which grow by 14.2 per cent annually from R43.6 billion in 2008/09 to R65 billion by 2011/12, remain an important tool for supporting local operations and governance. Table 8.7 shows the revisions of transfers to local government. Table 8.8 shows national transfers to local government.

2009 BUDGET REVIEW
Table 8.7 Transfers to local government: revisions to baseline, 2009/10 – 2011/12

				2009 MTEF
	2009/10	2010/11	2011/12	Total
R million	Medium-term estimates			revisions

Equitable share	491	614	1 368	2 473
General fuel levy sharing with metros	—	—	461	461
Infrastructure transfers	1 320	1 668	3 475	6 463
2010 FIFA World Cup stadiums development grant	261	202	—	463
Integrated national electrification programme	36	69	89	194
Public transport and infrastructure grant	93	325	417	835
Municipal infrastructure grant	755	851	2 690	4 295
Electricity demand-side management	175	220	280	675
Current transfers	221	568	1 108	1 898
2010 FIFA World Cup host city operating grant	20	14	—	34
Expanded public works programme incentive for municipalities grant	202	554	1 108	1 864

Total	2 032	2 850	6 412	11 294

The equitable share
Equitable share grows 17.8 per cent a year to R31.9 billion in 2011/12
The primary funding mechanism to support municipal service delivery is the local government equitable share. Increased support for the equitable share is intended to supplement municipal own-revenue spending to achieve universal access to basic public services. Strong growth in this allocation is sustained over the next three years. The additional R2.5 billion allocation results in the equitable share growing 17.8 per cent a year, from an adjusted R19.5 billion in 2008/09 (excluding RSC levies replacement grant for metros) to R31.9 billion in 2011/12.
Infrastructure transfers to local government
Local government is making steady progress in connecting poor households with basic services
Local government has made considerable progress in connecting poor urban and rural settlements to basic infrastructure and services. Through the municipal infrastructure grant, 835 093 household connections have been made for water and 399 662 for sanitation since 2004. Through the integrated national electrification programme, 974 348 households have been connected to the national electricity grid since 2004.
Over and above the R2.5 billion added to the local government equitable share, the 2009 Budget earmarks R8 billion for infrastructure-related spending by municipalities. During the next three years, national government will transfer R67.5 billion to municipalities to support provision of the infrastructure needed to deliver basic services and to enhance electricity demand-side management. Of this amount, R2 billion is set aside for the completion of stadiums for the 2009 Confederations Cup and the 2010 FIFA World Cup. Table 8.8 outlines these allocations.
Support for labour-intensive infrastructure projects as part of expanded public works programme
The municipal infrastructure grant, which augments local governments’ own resources, is allocated a further R4.3 billion. The main outputs of this programme are enhanced access to water, sanitation, electricity and roads. Wherever possible, these projects are undertaken in a labour-intensive manner.

CHAPTER 8: DIVISION OF REVENUE AND INTERGOVERNMENTAL TRANSFERS
Table 8.8 National transfers to local government, 2005/06 – 2011/12

				2008/09
	2005/06	2006/07	2007/08	Revised	2009/10	2010/11	2011/12
R million		Outcome		estimate	Medium-term estimates

Equitable share	9 643	18 058	20 676	25 560	23 847	29 268	31 890
of which
RSC/JSB replacement grant - district municipalities [1]	—	7 000	8 045	9 045	3 307	3 493	3 672
Water and sanitation operating subsidy: direct transfer	165	386	642	986	979	570	380

Direct transfers[2]	16 682	26 501	37 321	43 620	49 698	57 722	64 964
Equitable share and related	9 808	18 444	21 317	26 545	24 825	29 838	32 270
General fuel levy sharing with metropolitan municipalities	—	—	—	—	6 800	7 542	8 531
Infrastructure transfers	6 286	7 447	15 128	16 677	16 864	19 001	22 446
Capacity-building and other current transfers	588	610	875	397	1 209	1 341	1 717
Indirect transfers[3]	1 753	1 436	2 027	2 267	2 879	2 843	3 598
Infrastructure transfers	783	943	1 484	1 948	2 744	2 843	3 598
Capacity-building and other current transfers	970	493	543	319	135	—	—

Total	18 435	27 937	39 347	45 886	52 578	60 566	68 562

Year-on-year growth
Equitable share and related		88.0%	15.6%	24.5%	-6.5%	20.2%	8.2%
Infrastructure transfers (direct and indirect)		18.7%	98.0%	12.1%	5.3%	11.4%	19.2%
Capacity-building and other current transfers (direct and indirect)		-29.2%	28.6%	-49.5%	87.7%	-0.3%	28.1%

1.	With effect from 2006/07, the local government equitable share includes compensation for the termination of RSC/JSB levies for metros and district municipalities. From 2009/10 the RSC levies replacement grant for district municipalities will remain in place pending the outcome of the local government policy review.

2.	Transfer made directly to municipalities.

3.	In-kind transfers to municipalities.
Improving South Africa’s approach to municipal infrastructure funding
Large-scale migration from rural to urban areas is an international phenomenon. About half the world’s population now lives in cities. Similar trends are present in South Africa, where over a third of the population currently resides in the nine largest urban areas. This urban concentration is likely to increase in the years ahead.
According to the 2007 State of City Finances Report, South Africa’s nine largest cities (six metros, Mangaung, Msunduzi and Buffalo City) contributed 64.5 per cent to national gross value added in 2004. These cities face the dual challenge of keeping pace with demand for infrastructure expansion and maintenance to support economic activity, while serving the needs of growing populations. Appropriate responses by these cities can positively reinforce social development and economic growth for the entire country. Progress in this direction, however, requires a long-term view on planning and budgeting.
From 2009/10, the municipal infrastructure grant is amended to take into account the differences between large urban and smaller rural municipalities. For cities, the emphasis is on integrated planning, effective leveraging of municipal resources to eradicate backlogs, improved performance in the development of integrated human settlements and effective asset management in line with the reporting requirements of the Municipal Finance Management Act (MFMA). For rural municipalities the focus is on addressing infrastructure needs for basic services and rural development.
In the 2008/09 adjustments budget, R180 million was allocated to Eskom for the provision of compact fluorescent lamps to poor households. National government is also encouraging municipalities

2009 BUDGET REVIEW
to promote more efficient use of energy through the creation of an electricity demand-side management grant, with funding of R980 million over the medium term. Of this amount, R675 million flows directly to municipalities and R305 million is provided to Eskom to conduct projects on their behalf.
The regional bulk infrastructure grant is increased by R895 million, bringing total funding to R2.9 billion over the next three years. The additional resources are to enable municipalities to connect more poor communities to bulk water and sanitation infrastructure.
R2.4 billion supports expansion of community infrastructure
The neighbourhood development partnership grant, which seeks to develop community infrastructure and create the platform for private-sector investment that improves the quality of life in targeted areas, receives R2.4 billion over the next three years.
Table 8.9 Infrastructure transfers to local government, 2005/06 – 2011/12

				2008/09
	2005/06	2006/07	2007/08	Revised	2009/10	2010/11	2011/12
R million		Outcome		estimate	Medium-term estimates

Direct transfers	6 286	7 447	15 128	16 677	16 864	19 001	22 446
Municipal infrastructure grant	5 436	5 938	8 754	8 620	11 085	12 529	15 069
Public transport infrastructure and systems	242	518	1 174	3 170	2 418	4 290	5 149
National electrification programme	297	391	462	494	933	1 020	1 097
Neighbourhood development partnership grant	—	—	41	80	582	630	840
2010 FIFA World Cup stadiums development	—	600	4 605	4 295	1 661	302	—
Disaster relief	311	—	—	—	—	—	—
Rural transport grant	—	—	—	9	10	10	11
Electricity demand-side management	—	—	—	—	175	220	280
Municipal drought relief grant	—	—	91	9	—	—	—
Indirect transfers[1]	783	943	1 484	1 948	2 744	2 843	3 598
Regional bulk infrastructure	—	—	300	450	612	839	1 475
Backlogs in the electrification of clinics and schools	—	—	45	90	150	—	—
Backlogs in water and sanitation at clinics and schools	—	—	105	210	350	—	—
National electrification programme	783	893	973	1 151	1 478	1 769	1 902
Neighbourhood development partnership grant	—	50	61	47	80	125	100
Electricity demand-side management	—	—	—	—	75	110	120

Total	7 070	8 390	16 612	18 625	19 608	21 845	26 043

1.	In-kind transfers to municipalities.
The national electrification programme is budgeted to spend R8.1 billion to install, rehabilitate and refurbish electricity infrastructure at a local level to support sustained supply and eradicate the electrification backlog. Of this amount, R3 billion will be spent by municipalities directly and R5.1 billion by Eskom on their behalf. A further R150 million is made available to complete the electrification of clinics and schools in 2009/10.

CHAPTER 8: DIVISION OF REVENUE AND INTERGOVERNMENTAL TRANSFERS
Government is enhancing its power-conservation programme
Following widespread power cuts in early 2008, government took decisive steps to normalise electricity supply. These included implementing a power-conservation programme with a strong focus on energy efficiency. The programme covers solar water heating, residential load management, energy-efficient motors, the power alert media tool and the rollout of compact fluorescent lamps.
2010 FIFA World Cup-related funding
2010 FIFA World Cup stadium construction is progressing rapidly
The 2010 FIFA World Cup project covers a range of activities, from stadium construction and precinct development to transport, tourism and marketing, health and disaster management, safety and security, and telecommunications. Stadium construction is progressing rapidly, with some projects ahead of schedule. To provide for increased construction costs and improved project management, a further R463 million is allocated to the 2010 FIFA World Cup stadiums construction grant. By the end of the process, national government will have contributed R11.5 billion to stadium construction.
Allocations of R508 million in 2009/10 and R210 million in 2010/11 to the 2010 World Cup host city operating grant will support host city preparations for the Confederations Cup in 2009 and the main event in 2010.
The public transport infrastructure and systems grant receives an allocation of R11.9 billion over the next three years to establish, construct and improve new and existing public transport infrastructure and systems in large municipalities, including in the 2010 host cities. The cities of Cape Town and Johannesburg are moving ahead with plans for bus rapid transit systems intended to facilitate greater use of public transport and alleviate road congestion.
Expanded public works programme
Municipalities showing progress in labour-intensive employment will be eligible for incentives
Government will continue to increase employment opportunities by extending the expanded public works programme for five years. The scaled-up programme includes two new elements: an incentive/performance-based allocation to support the growth of existing programmes at provincial and municipal level, and the expansion into activities managed by the private sector and civil society. National transfers to local government under the newly created expanded public works programme incentive for municipalities grant amount to R1.9 billion over the next three years.
The incentive will only be provided after municipalities have demonstrated progress by performing above the minimum threshold. Allocations will be based on the targeted number of full-time equivalent jobs for each municipality after the end of each quarter.

2009 BUDGET REVIEW
Transfers to build capacity in local government
Large-scale support for enhanced municipal financial planning
Improving the ability of municipalities to plan, budget and provide service delivery is a core government priority. The rapid and sustained increase in transfers to boost capacity in local government is intended to ensure that all municipalities have sufficient resources to perform their functions. This has been complemented by improvements to the efficiency and equity of the transfer system to ensure that resources are channelled to the areas of greatest need, and provided in a way that allows municipalities to be held accountable for how the funds are spent.
Government is also stepping up programmes to monitor municipal performance. National and provincial programmes to support improved skills levels and capacity are being aligned under government’s flagship Siyenza Manje programme.
Funding supports modernisation of municipal budgeting and improved MFMA compliance
In total, government plans to spend R1.7 billion over the next three years through the financial management grant and the municipal systems improvement grant to modernise local government budgeting and financial management systems, and to improve compliance with the MFMA. Table 8.10 shows other recurrent transfers to municipalities, including capacity-building grants.
Table 8.10 Capacity building and other current transfers to local government, 2005/06 – 2011/12

				2008/09
	2005/06	2006/07	2007/08	Revised	2009/10	2010/11	2011/12
R million		Outcome		estimate	Medium-term estimates

Capacity building transfers	654	663	928	430	500	577	609
Direct transfers[1]	588	610	875	380	500	577	609
Restructuring grant	255	265	530	—	—	—	—
Financial management grant	133	145	145	180	300	365	385
Municipal systems improvement grant	200	200	200	200	200	212	225
Indirect transfers[2]	66	53	53	50	—	—	—
Financial management grant	66	53	53	50	—	—	—

Other current transfers	904	440	490	286	845	764	1 108
Direct transfers[1]	—	—	—	17	709	764	1 108
Internally displaced people management grant	—	—	—	17	—	—	—
2010 FIFA World Cup host city operating grant	—	—	—	—	508	210	—
Expanded public works programme incentive grant for municipalities	—	—	—	—	202	554	1 108
Indirect transfers[2]	904	440	490	269	135	—	—
Water and sanitation operating grant	904	440	490	269	135	—	—

Total	1 558	1 103	1 418	716	1 344	1 341	1 717

1.	Transfers made directly to municipalities.

2.	In-kind transfers to municipalities.